UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number: 001-15092

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

(Translation of registrant’s name into English)

Turkcell Küçükyalı Plaza

Aydınevler Mahallesi İnönü Caddesi No:20

Küçükyalı Ofispark

34854 Maltepe
Istanbul, Türkiye

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F  ☐ Form 40-F

Enclosure: A press release dated March 5, 2026 announcing the release of the registrant's full year 2025 results.

TURKCELL

İLETİŞİM HİZMETLERİ

FULL YEAR 2025 RESULTS

Strong Results;
Strengthening Strategic Position

•	Please note that all financial data is consolidated and comprises that of Turkcell İletişim Hizmetleri A.S. (the “Company” or “Turkcell”) and its subsidiaries and associates (together referred to as the “Group”) unless otherwise stated.

•	Our revenue segmentation was revised as of Q1 2025. Within this scope, all past data have been restated for comparability purposes. For a comprehensive explanation, please refer to the Press Release and the Excel file for Q1 2025, available on the Turkcell IR website.

•	We have three reporting segments:

o	“Turkcell Türkiye,” which comprises our telecom, digital services, and digital business services related businesses, retail channel operations, smart devices management, and consumer electronics sales through digital channels in Türkiye. All non-financial data presented in this press release is unconsolidated and comprises Turkcell Türkiye only unless otherwise stated. The terms “we,” “us,” and “our” in this press release refer only to Turkcell Türkiye, except in discussions of financial data, where such terms refer to the Group, and except where context otherwise requires.

o	“Techfin” which comprises all of our financial services businesses.

o	“Other” which primarily comprises our international, energy businesses, non-group call center, and intersegment eliminations.

•	This press release provides a year-on-year comparison of our key indicators. Figures in parentheses following the operational and financial results for December 31, 2025, refer to the same item as of December 31, 2024. For further details, please refer to our consolidated financial statements and notes as of and for December 31, 2025, accessible via our website in the investor relations section (www.turkcell.com.tr).

•	Selected financial information presented in this press release for the full year of 2024 and 2025 is based on IFRS figures in TRY terms unless otherwise stated.

•	In the tables used in this press release, totals may not foot due to rounding differences. The same applies to the calculations in the text.

•	Year-on-year percentage comparisons in this press release reflect mathematical calculations.

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NOTICE

This press release contains the Company’s financial information for the period ended December 31, 2025, prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). This press release contains the Company’s financial information prepared in accordance with International Accounting Standard 29, Financial Reporting in Hyperinflationary Economies (“IAS29”). Therefore, the financial statement information included in this press release for the periods presented is expressed in terms of the purchasing power of the Turkish Lira as of December 31, 2025. The Company restated all non-monetary items in order to reflect the impact of the inflation restatement reporting in terms of the measuring unit current as of December 31, 2025. Comparative financial information has also been restated using the general price index of the current period.

This release includes forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, Section 21E of the U.S. Securities Exchange Act of 1934, and the Safe Harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. This includes, in particular, and without limitation, our targets for consolidated revenue growth, data center and cloud revenue growth, EBITDA margin, and operational capex over sales ratio for the full year 2026. In establishing such guidance and outlooks, the Company has used a certain number of assumptions regarding factors beyond its control, particularly in relation to macroeconomic indicators, such as expected inflation levels, that may not be realized or achieved. More generally, all statements other than statements of historical facts included in this press release, including, without limitation, certain statements regarding our operations, financial position, and business strategy, may constitute forward-looking statements. Forward-looking statements can generally be identified by the use of forward-looking terminology such as, among others, “will,” “expect,” “intend,” “estimate,” “believe,” “continue,” and “guidance.”

Forward-looking statements are not guarantees of future performance and involve certain risks and uncertainties that are difficult to predict. In addition, certain forward-looking statements are based upon assumptions as to future events that may not prove to be accurate. Many factors could cause the actual results, performance, or achievements of the Company to be materially different from any future results, performance, or achievements that may be expressed or implied by forward-looking statements. Should one or more of these risks or uncertainties materialize or underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected, intended, planned, or projected.

These forward-looking statements are based upon a number of assumptions and other important factors that could cause our actual results, performance, or achievements to differ materially from our future results, performance, or achievements expressed or implied by such forward-looking statements. All subsequent written and oral forward-looking statements attributable to us are expressly qualified in their entirety by reference to these cautionary statements. For a discussion of certain factors that may affect the outcome of such forward- looking statements, see our Annual Report on Form 20-F for 2024 filed with the U.S. Securities and Exchange Commission, and in particular, the risk factor section therein. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this press release. All forward-looking statements in this press release are based on information currently available to the Company, and we undertake no duty to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

The Company makes no representation as to the accuracy or completeness of the information contained in this press release, which remains subject to verification, completion, and change. No responsibility or liability is or will be accepted by the Company or any of its subsidiaries, board members, officers, employees, or agents as to or in relation to the accuracy or completeness of the information contained in this press release or any other written or oral information made available to any interested party or its advisers.

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FINANCIAL HIGHLIGHTS

TRY million	FY24	FY25	y/y%
Revenue	218,160	241,471	10.7%
EBITDA[1]	91,365	104,017	13.8%
EBITDA Margin (%)	41.9%	43.1%	1.2	pp
EBIT[2]	29,109	40,089	37.7%
EBIT Margin (%)	13.3%	16.6%	3.3	pp
Profit From Continuing Operations	14,512	17,791	22.6%
Net Income	30,790	17,604	(42.8)%

FULL-YEAR HIGHLIGHTS

•	As announced on May 7, 2025, BOTAŞ agreement successfully extended for the next 15 years through a tender process for an annual consideration of USD 25.5 million, strengthening Turkcell’s position in the fixed market.

•	As announced on May 15, 2025, we launched a new three-year share buyback program consistent with our commitment to create shareholder value. The total number of shares bought back since 2016 reached 23.6 million.

•	In line with the General Assembly decision, a total gross dividend of TRY 8.0 billion was paid in two equal installments on June 20, 2025, and December 26, 2025.

•	In the 5G tender held in October 16, 2025, Turkcell secured the largest spectrum of 160 MHz for USD 1.2 billion (excluding VAT), further reinforcing its leadership in mobile market. Turkcell now holds approximately 42% of the available spectrum in Türkiye. The tender also extended the validity of our 2G, 3G and 4.5G authorizations until December 31, 2042, with a 5% an annual payment of gross mobile service revenues (excluding VAT) to the ICTA each year starting from April 30, 2029.

•	As announced on November 12, 2025, Turkcell further advanced its long-standing data center and cloud investments through a strategic partnership with Google Cloud that will bring Türkiye’s first hyperscale cloud region to our country. The new region will consist of three or more zones. The first modules are expected to become operational in 2028–2029, with full completion phased in line with demand. Turkcell intends to deliver high-standard colocation services, ensuring earthquake resilience, advanced data security, uninterrupted energy supply, and world-class infrastructure. As a Google Cloud Premier Partner, Turkcell also expects to leverage its strong digital business services network to offer more than 200 Google Cloud services, further strengthening our value proposition. With a total planned investment of USD 1 billion by Turkcell and USD 2 billion by Google Cloud, this partnership represents a historic step in supporting Türkiye’s ambition to become a regional technology hub bridging Asia and Europe.

•	Financial results above guidance and strong operational performance

o	Group revenues rose by 10.7% supported by a diversified revenue base. Turkcell Türkiye, accounting for over 91% of Group revenues, was the main contributor. This was driven by strong ARPU growth through segmented pricing and upselling, alongside one of the highest postpaid net additions in our history. Techfin grew 21.1%, outpacing the Group, mainly driven by Paycell. Data Center & Cloud surpassed its guidance posting a notable 45% year-on-year growth.

o	EBITDA[1] rose by 13.8%, leading to an EBITDA margin of 43.1%; EBIT[2] was up by 37.7%, resulting in an EBIT margin of 16.6%.

(1) EBITDA is a non-GAAP financial measure. See page 16 for the explanation of how we calculate Adjusted EBITDA and its reconciliation to net income.

(2) EBIT is a non-GAAP financial measure and equals EBITDA minus depreciation and amortization expenses.

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o	Profit from continuing operations increased by 22.6% to TRY 17.8 billion, supported by solid operational performance, despite increased tax expense due to the removal of inflationary accounting from 2025 full year statutory financials. The decline in net income was driven by the high base of 2024, which included the one-off gain from the sale of our Ukraine operations.

o	Net leverage[3] level at 0.14x; Net short FX position of US$957 million, deliberately expanded in light of prevailing hedging costs. Medium-term net FX target range –US$1.5bn to +US$1.5bn

•	Double digit ARPU growth in both mobile and fixed segments, along with notable increase in postpaid subscriber base

o	Highest mobile postpaid net additions of 2.4 million in last 26 years; bringing the postpaid share to 81%

o	119 thousand Turkcell Fiber and 190 thousand total fiber net additions, including resell operations

o	Robust ARPU expansion despite competition constraints; mobile blended ARPU[4] growth of 10.6% and residential fiber ARPU growth of 15.4% in 2025; mobile blended ARPU[4] growth of 5.4%, residential fiber ARPU growth of 10.3% in Q425

o	405 thousand new fiber homepasses in 2025, bringing the total homepass to 6.3 million

•	2026 guidance[5]; revenue growth target of between 5%-7%, data center and cloud revenue growth target of between 18%-20%, EBITDA margin target of between 40%-42%, and operational capex over sales ratio[6] target of around 25%.

(3) Our net debt calculation includes financial assets at fair value, whether through other comprehensive income or through profit and loss, reported under current and non-current assets, as well as financial assets at amortized cost. Required reserves held in CBRT balances are not included in total cash and net debt calculation, and this change has been reflected in previous quarters’ figures

(4) Excluding M2M

(5) Our expectations for 2026 incorporate the effects of inflation accounting under IAS 29. These projections are based on assumptions regarding factors beyond our control, including key macroeconomic indicators such as inflation. Our 2026 expectations are based specifically on an assumed annual inflation rate of around 23% (year-end). This paragraph contains forward-looking statements that reflect our current estimates and expectations regarding market conditions across all of our businesses. However, there can be no assurance that these forward-looking statements will occur as anticipated. For a discussion of the various factors that could impact the outcome of these forward-looking statements, please refer to our 2024 annual report on Form 20-F filed with the SEC, specifically the risk factors section.

(6) Excluding license fees

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COMMENTS BY CEO, ALİ TAHA KOÇ, PhD

We closed 2025 with strong results, reinforcing our role in shaping Türkiye’s digital future.

2025 unfolded amid elevated geopolitical risks and periodic volatility driven by trade and monetary policy dynamics. Despite recession concerns, global growth proved more resilient than anticipated, while inflation gradually moderated. Artificial Intelligence became the defining investment theme across capital markets. In Türkiye, the economy continued its rebalancing process under policies prioritizing disinflation and financial stability. For our sector, clarity on 5G, frequency license extensions, and the 15-year BOTAŞ fiber tender covering the infrastructure currently utilized by Turkcell Superonline has—established the framework underpinning Türkiye’s digital transformation, while enhancing visibility for long-term investment planning. Leading Türkiye’s digital transformation, Turkcell strengthened its leadership in the mobile market by securing the highest capacity of 160 MHz in the 5G tender. We have safeguarded the long-term sustainability of our fiber infrastructure through the BOTAŞ tender.

Turkcell has built a leadership position in the data center and cloud market over many years through disciplined and visionary investments. Driven by our confidence in Türkiye’s digital future, we took a strategic step in 2025 that elevated this vision to the next level. Leveraging the strength of our digital infrastructure and operational expertise, we signed a long-term partnership with Google Cloud to establish Türkiye’s first hyperscale cloud region. We believe this strategic move will support Türkiye’s ambition to become a regional technology hub and create a scalable platform for future hyperscale investments.

In a period of elevated investment needs, we executed our strategic priorities with discipline, supported by a strong balance sheet and robust cash generation. We maintained a clear focus on sustainable value creation for shareholders. With our disciplined and consistent approach, we continued to differentiate ourselves in the sector and distributed a total gross dividend of TRY 8.0 billion in 2025.

We closed 2025 with solid operational and financial results. In a year marked by intense competition, when Mobile Number Portability (MNP) volumes approached 18 million and reached a historic peak, we achieved the highest net postpaid subscriber additions of the past 26 years, totaling 2.4 million. At the same time, we stayed committed to sustainable revenue growth and delivered double-digit ARPU growth across both mobile and fixed segments.

Supported by strong core performance and contributions from high-growth businesses such as Paycell and Digital Business Services, we closed 2025 above our guidance. Consolidated revenues increased by 10.7% year-on-year to TRY 241 billion. EBITDA¹ margin improved by 1.2 points to 43.1%, supported by disciplined cost management amid inflationary pressures. Profit from continuing operations increased by 22.6% to TRY 17.8 billion for 2025, despite the adverse impact stemming from the deferral of inflation accounting implementation in statutory financials.

Strong subscriber net addition aligned with our profitable growth strategy

In an environment where competition reached unprecedented level, we maintained our focus on balanced subscriber growth and ARPU expansion. As the most preferred mobile operator, we stayed firmly customer-centric and differentiated through innovative services. Reflecting this approach, we outperformed the previous year, delivering total net mobile subscriber additions of 809 thousand and increasing our total mobile subscriber base to 39.1 million in 2025. Consistent with our sustainable revenue growth strategy, we delivered 2.4 million net postpaid subscriber additions, the highest level since 1999. As a result, our postpaid subscriber base reached 31.5 million, while the postpaid subscriber ratio increased by 5 percentage points year-on-year to 81%. Thanks to our dynamic and agile marketing approach, we effectively navigated challenging market conditions. Through micro-segmentation-based pricing actions and AI-supported offer architecture, we migrated customers to higher-tier packages and increased mobile ARPU (excluding M2M) by 10.6% year-on-year.

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On the other hand, as the operator that introduced Türkiye to FWA technology, we are preparing to deliver fiber-speed internet to users even in areas without fiber infrastructure through our new-generation 5G-compatible Superbox modem. With 5G launching on April 1st, Turkcell 5G’s capacity and speed advantages will be enjoyed across both mobile and fixed broadband services.

Within fixed broadband, we continued to broaden the reach of our end-to-end fiber access network. We added 405 thousand homepasses increasing total fiber homepass to 6.3 million. Our take-up rate reached 42.4% through an efficiency-driven approach focused on high-demand areas. Base-station fiberization, which is critical for 5G launch in April, increased by 6 percentage points year-on-year to exceed 47%. Despite declines in cable and DSL subscribers, we expanded our fixed base with net additions of 119 thousand Turkcell fiber subscribers, in line with our profitability focus. Demand for high-speed connectivity continued to rise, with the share of residential fiber subscribers on 100 Mbps and above increasing to 57%. Supported by price adjustments, migration to higher-speed packages, a higher share of 12-month contracts, and IPTV contribution, residential fiber ARPU increased by 15.4% year-on-year. We will continue investing in fixed infrastructure to bring the end-to-end Turkcell fiber experience to more households.

We continued to differentiate through a diversified revenue mix, clear strategic priorities, and a robust balance sheet

Beyond our leading position in the telecom sector, we offer our customers an integrated digital ecosystem through innovative solutions in areas such as Techfin and digital business services, while strengthening our financial resilience and growth potential through our diversified revenue structure.

In 2025, Techfin segment delivered strong performance, with revenues growing by 21.1%, outpacing Group growth. Up 41.0% year-on-year, Paycell was the main driver with revenues, led by POS and Pay Later solutions. The non-group revenues of Paycell increased 18-percentage-point year-on-year, highlighting a scalable and sustainable business model beyond the Turkcell ecosystem. Offering diversified financing solutions to its customers, Financell, recorded limited real revenue growth due to tight regulatory conditions, but maintained healthy and disciplined growth in its loan portfolio.

We accelerated investment pace in data centers and cloud—one of our core strategic focus areas—throughout 2025. Across our four next-generation data centers, serving over 4,000 companies, active capacity increased by 8.4 MW year-on-year to 50 MW. Supported by strong demand and high service quality, data center and cloud revenues grew by 45.0% in real terms, well above the guidance shared at the beginning of the year.

In 2025, we also made strong progress in renewable energy, another key focus area. We commissioned our Karaman solar power plant (SPP) in the last quarter, our largest active facility to date. With SPPs commissioned in Karaman, Van, Balıkesir, and Yozgat, active solar capacity increased from 8.2 MW at the beginning of the year to 62.3 MW by year-end 2025. With a strong sense of responsibility toward the environment, our country, and future generations, we aim to expand our renewable energy capacity in 2026, while maintaining focus on energy efficiency. We view each investment in this area as a lasting step for Türkiye’s sustainable future.

Guided by our strategic priorities, we underpin today’s key steps with a robust balance sheet and disciplined financial management. In line with our proactive approach, we strengthened our balance sheet to support high-value strategic investments in 5G, data centers, and solar energy. At the beginning of 2025, we successfully executed Turkcell’s largest ever Eurobond issuance with USD 1 billion dual-tranche, Half of which was issued as a sustainable bond in line with our sustainability strategy. We further reinforced our balance sheet with murabaha financings secured from Gulf countries during the year. Through these transactions, we extended and optimized the maturity profile of our debt portfolio into a more balanced composition, enhancing our financial flexibility and further strengthening our liquidity position.

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2026 Expectations

We closed 2025 with solid and healthy results, sustaining our trajectory of consistent growth. In 2026, we will maintain an ambitious investment pace aligned with long-term value creation. While preserving leadership in our core business, we will intensify investments in data center and cloud, 5G, fiber infrastructure, and renewable energy. We will continue supporting Türkiye’s digital transformation through disciplined management and strong execution.

Accordingly, we expect3 revenue growth of 5%–7% in 2026. We expect our data center and cloud business to grow by 18%–20%, supporting this performance, and we target an EBITDA margin in the range of 40%–42%. Although we remain in an intense investment phase, we anticipate capital expenditures4 as a percentage of revenues to stand at 25%, underpinned by solid revenue generation.

On this journey to position Türkiye at the highest level in communications and technology, I would like to thank our Board of Directors for their vision and guidance, our customers for their trust and all my colleagues for their dedication and commitment.

(1)	EBITDA is a non-GAAP financial measure. See page 16 for details on how Adjusted EBITDA is calculated and reconciled with net income

(2)	Based on internal calculations regarding corporate sales made through data centers.

(3)	Our expectations for 2026 incorporate the effects of inflation accounting under IAS 29. These projections are based on assumptions regarding factors beyond our control, including key macroeconomic indicators such as inflation. Our 2026 expectations are based specifically on an assumed annual inflation rate of around 23% (year-end). This paragraph contains forward-looking statements that reflect our current estimates and expectations regarding market conditions across all of our businesses. However, there can be no assurance that these forward-looking statements will occur as anticipated. For a discussion of the various factors that could impact the outcome of these forward-looking statements, please refer to our 2024 annual report on Form 20-F filed with the SEC, specifically the risk factors section.

(4)	Excluding license fees.

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FINANCIAL AND OPERATIONAL REVIEW

Financial Review of Turkcell Group

	Year
Profit & Loss Statement (million TRY)	FY24	FY25	y/y%
Revenue	218,160.0	241,470.8	10.7%
Cost of revenue[1]	(102,069.3)	(109,196.1)	7.0%
Cost of revenue1/Revenue	(46.8)%	(45.2)%	1.6	pp
Gross Margin[1]	53.2%	54.8%	1.6	pp
Administrative expenses	(9,057.6)	(9,948.3)	9.8%
Administrative expenses/Revenue	(4.2)%	(4.1)%	0.1	pp
Selling and marketing expenses	(14,331.0)	(16,880.7)	17.8%
Selling and marketing expenses/Revenue	(6.6)%	(7.0)%	(0.4	)pp
Net impairment losses on financial and contract assets	(1,336.7)	(1,428.7)	6.9%
EBITDA[2]	91,365.5	104,017.0	13.8%
EBITDA Margin	41.9%	43.1%	1.2	pp
Depreciation and amortization	(62,256.4)	(63,928.3)	2.7%
EBIT[3]	29,109.1	40,088.6	37.7%
EBIT Margin	13.3%	16.6%	3.3	pp
Net finance income / (costs)	(1,043.1)	(3,624.2)	247.4%
Finance income	13,584.6	16,841.5	24.0%
Finance costs	(22,285.6)	(22,064.0)	(1.0)%
Monetary gain / (loss)	7,657.9	1,598.4	(79.1)%
Net other income / (expenses)	(3,045.2)	(1,775.0)	(41.7)%
Share of loss of equity accounted investees	(4,139.7)	(3,499.1)	(15.5)%
Income tax expense	(6,369.3)	(13,398.8)	110.4%
Profit from continuing operations	14,511.9	17,791.4	22.6%
Profit /(loss) from discontinued operations	16,267.3	(187.4)	(101.2)%
Non-controlling interests	11.2	-	(100.0)%
Net Income	30,790.4	17,604.0	(42.8)%

(1) Excluding depreciation and amortization expenses

(2) EBITDA is a non-GAAP financial measure. See page 16 for the explanation of how we calculate Adjusted EBITDA and its reconciliation to net income.

(3) EBIT is a non-GAAP financial measure and equals EBITDA minus depreciation and amortization expenses.

Revenue of the Group surged by 10.7% year-on-year in 2025 driven largely by the solid momentum of Turkcell Turkey. This growth reflects a successful combination of an expanding customer footprint and proactive ARPU-lifting strategies, including segment-based pricing and upsell efforts. Beyond the core business, the results were further strengthened by the impressive performance of Paycell business and digital business services.

Turkcell Türkiye4 revenues, comprising 91% of Group revenues, grew 10.3% to TRY 220,319 million (TRY 199,742 million).

-	Consumer business, accounting for 75% of Turkcell Türkiye, grew 9.0% with the contribution of price adjustments, rising postpaid subscribers and upsell efforts.

-	Corporate revenues grew by 19.4% primarily driven by solid digital business services performance, including an additional contribution from hardware sales as well as price adjustments in core business. Data Center & Cloud revenues posted a strong 45.0% year-on-year growth.

-	Wholesale revenues were TR 11,430 million (TRY 10,885 million).

Techfin segment revenues, accounting for 6% of Group revenues, rose by 21.1% to TRY 13,689 million (TRY 11,301 million). Growth was driven by Paycell, which sustained growth trajectory and delivered 41.0% year-on-year growth in the year of 2025. For details, please refer to the Techfin section.

Other segment revenues, comprising 3% of the Group’s top-line, which mostly include international business, energy business and non-group call center revenues were TRY 7,463 million (TRY 7,117 million).

(4) Our revenue segmentation was revised as of Q1 2025. Within this scope, all past data have been restated for comparability purposes. For a comprehensive explanation, please refer to the Press Release and the Excel file for Q1 2025, available on the Turkcell IR website.

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Cost of revenue (excluding depreciation and amortization) decreased to 45.2% (46.8%) as a percentage of revenues for the full year of 2025. This was mainly driven by the decline in personnel expenses (0.7pp), energy expenses (0.6pp), interconnection cost (0.3pp), cost of funding (0.3pp), other cost items (0.7pp), despite the increase in mobile payment expenses (0.6pp) and radio expenses (0.4pp) as a percentage of revenues for the full year.

Administrative expenses slightly decreased to 4.1% (4.2%) as a percentage of revenues.

Selling and marketing expenses increased to 7.0% (6.6%) as a percentage of revenues, with the impact of 5G related marketing expenses.

Net impairment losses on financial and contract assets were at 0.6% (0.6%) as a percentage of revenues in 2025.

EBITDA1 increased by 13.8% year-on-year in 2025 leading to an EBITDA margin of 43.1% (41.9%).

-	Turkcell Türkiye EBITDA was up by 13.3% to TRY 98,416 million (TRY 86,853 million), resulting in an EBITDA margin of 44.7% (43.5%).

-	Techfin segment EBITDA grew by 18.9% to TRY 3,383 million (TRY 2,846 million), while EBITDA margin slightly declined by 0.5 percentage points to 24.7% (25.2%). The contraction was mainly driven by higher mobile payment expense, reflecting the strong demand for our POS solutions. This impact was partially offset by the improvement in Financell’s EBITDA margin.

-	EBITDA for the Other segment was at TRY 2,217 million (TRY 1,667 million).

Depreciation and amortization expenses increased by 2.7%, amounting to TRY 63,928 million (TRY 62,256 million).

Net finance costs rose to TRY 3,624 million in full year 2025, up from TRY 1,043 million last year. Excluding monetary gain, net finance cost decreased by 40% thanks to proactive and disciplined balance sheet management. The contribution from monetary items significantly declined in 2025, mainly due to the slowing pace of inflation and adverse monetary impact resulting from the sale of Ukrainian subsidiaries in the third quarter of 2024.

See Appendix A for details of net foreign exchange gain and loss.

Net other expenses were at TRY 1,775 million (TRY 3,045 million) in FY25.

Income tax expense increased to TRY 13,399 million (TRY 6,369 million) in FY25. This significant rise was primarily driven by the higher deferred tax expense resulting from the removal of inflationary accounting in the 2025 statutory financials. This negative impact was partially offset by fixed asset revaluation actions.

Profit from continuing operations remained strong in FY25, increasing by 22.6% to TRY 17,791 million (TRY 14,512 million). This solid performance was primarily driven by robust EBITDA generation and lower net finance costs (excluding monetary gain), partially offset by lower monetary gain and income tax expense increases.

Net income of the Group amounted to TRY 17,604 million (TRY 30,790 million) in FY25. The year-on-year decline mainly reflects a high base in 2024, driven by a one-off gain of TRY 16,267 million from discontinued operations related to the sale of Ukraine assets.

(1) EBITDA is a non-GAAP financial measure. See page 16 for the explanation of how we calculate adjusted EBITDA and its reconciliation to net income.

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Total cash & debt: Consolidated cash as of December 31, 2025, increased to TRY 91,828 million, from TRY 90,230 million as of December 31, 2024. 11% of our cash is in US$, 33% in EUR, and 56% in TRY. Excluding FX swap transactions, 33% of our cash is in US$, 33% in EUR, and 34% in TRY.

Consolidated debt as of December 31, 2025, increased to TRY 158,649 million from TRY 136,573 million as of December 31, 2024. Note that TRY 15,484 million of our consolidated debt comprises lease obligations. After hedging transactions, 54% of our consolidated debt is in US$, 29% in EUR, 6% in CNY, and 11% in TRY.

Net debt1, as of December 31, 2025, slightly increased to TRY 14,888 million from TRY 14,020 million as of December 31, 2024, with a net debt to EBITDA ratio of 0.14x.

As communicated in the previous quarter, the Group’s short net FX position increased to US$957million (including hedging portfolio, advance payments and precious metal investments) during the quarter. We continue to manage our net FX position proactively in response to market dynamics. Considering hedging costs and relatively stable FX movement in the market, we have set a medium-term net FX target range between minus US$1.5 billion and plus US$1.5 billion.

Capital expenditures (CAPEX) amounted to TRY 89,961 million in 2025, while operational capital expenditures (excluding license fees) accounted for 22.6% of total revenues. The increase in IFRS 16 is mainly attributable to the BOTAŞ agreement executed in 2025.

	Year
Capital expenditures (million TRY)	FY24	FY25
Operational Capex	49,740.1	54,651.8
License and Related Costs	34.7	254.4
Non-operational Capex (Including IFRS15 & IFRS16)	21,978.4	35,055.2
IFRS15	8,953.7	11,260.1
IFRS16	8,955.1	18,184.8
Other	4,069.6	5,610.4
Total Capex	71,753.2	89,961.4

(1) Our net debt calculation includes financial assets at fair value, whether through other comprehensive income or through profit and loss, reported under current and non-current assets, as well as financial assets at amortized cost. Required reserves held in CBRT balances are not included in total cash and net debt calculation, and this change has been reflected in previous quarters’ figures

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Operational Review of Turkcell Türkiye

	Year
Summary of Operational Data	FY24	FY25	y/y%
Number of subscribers[1] (million)	43.1	43.9	1.9%
Mobile Postpaid (million)	29.1	31.5	8.2%
Mobile M2M (million)	5.0	5.9	18.0%
Mobile Prepaid (million)	9.2	7.6	(17.4)%
Turkcell Fiber[2] (thousand)	2,454.5	2,573.6	4.9%
Resell Fixed Broadband[2] (thousand)	779.0	712.9	(8.5)%
ADSL (thousand)	738.2	611.4	(17.2)%
Cable (thousand)	35.5	25.7	(27.6)%
Fiber (thousand)	5.3	75.8	1,330.2%
Superbox (thousand)[3]	680.3	716.1	5.3%
IPTV (thousand)	1,462.8	1,430.5	(2.2)%
Churn (%)[4]
Mobile Churn (%)	2.0%	2.3%	0.3	pp
Fixed Churn (%)	1.5%	1.7%	0.2	pp
Average mobile data usage per user (GB/user)	18.2	20.0	9.9%

(1) Includes mobile, fixed broadband, IPTV, and wholesale (MVNO&FVNO) subscribers

(2) As of the fourth quarter of 2024, our fixed broadband subscriber reporting has been revised. Turkcell Fiber refers to customers served entirely through our own fiber infrastructure, while Turkcell Resell includes DSL, Cable, and Fiber sales provided through the infrastructures of other ISPs. Accordingly, historical subscriber figures have been revised to ensure comparability.

(3) Superbox subscribers are included in mobile subscribers.

(4) Churn figures represent average monthly churn for the respective periods.

ARPU (Average Monthly Revenue per User) (TRY)	Year
(TRY, IAS29 Adjusted)	FY24	FY25	y/y%
Mobile ARPU, blended	320.0	348.0	8.7%
Mobile ARPU, blended (excluding M2M)	362.3	400.8	10.6%
Postpaid	366.8	396.9	8.2%
Postpaid (excluding M2M)	437.2	478.9	9.5%
Prepaid	192.6	178.4	(7.4)%
Fixed Residential ARPU, blended	405.8	474.6	17.0%
Residential Fiber ARPU	412.4	475.9	15.4%

2025 was marked by aggressive competition in the mobile market, with Mobile Number Portability (MNP) transaction reaching a record high of approximately 18 million transactions. In this highly competitive environment, we successfully delivered both subscriber and ARPU growth, maintaining our disciplined and balanced approach. Total subscriber base expanded by 788 thousand in 2025, reaching 43.9 million. Despite a contraction in the prepaid segment, our total mobile subscriber base grew by 809 thousand to 39.1 million. The decline in prepaid subscribers primarily reflects an ongoing shift toward postpaid plans, as customers prefer fixed-price postpaid packages to mitigate inflationary pressures as well as the widespread adoption of alternative data solutions (e-SIM). Consistent with our value-focused strategy, we achieved the highest postpaid net subscriber additions in the last 26 year, increasing the postpaid share to 81%, up from 76% in 2024. This robust performance was driven by our successful switching performance, M2M net additions, innovative and differentiated value propositions tailored to the diverse needs of our customers, alongside the increasing customer preference for postpaid plans.

12

Amid heightened competitive dynamics, mobile churn slightly increased during the year. However, thanks to our proactive retention efforts supported by advanced analytical models, the impact remained limited. The competitive intensity eased moderately through the end of last quarter.

Leveraging our agile execution capabilities, we adapted quickly to evolving market dynamics. In response to the prevailing inflationary and competitive environment, we adopted a micro-segment management approach in pricing and upselling, supported by advanced analytical tools. Driven by this customer-centric strategy, a higher postpaid share, increased mobile data usage, and strong upsell performance, mobile blended ARPU (excluding M2M) increased by 10.6% in 2025. Average monthly mobile data usage per user increased by 9.9% year-over-year, reaching 20.0 GB.

On the fixed side, the competitive environment remained challenging throughout the year, mainly due to delayed pricing actions by other ISPs. This, together with the transition toward no-commitment offerings in our resell operations led to a slight increase in churn. However, our fixed subscriber base continued to expand, adding 53 thousand net subscribers in 2025. Growth was primarily supported by the expansion of our high-quality, end-to-end Turkcell fiber subscriber base and increasing demand for high-speed broadband services. Turkcell fiber recorded 119 thousand net additions, while total fiber net additions reached 190 thousand, including resell fiber operations.

In 2025, in response to inflationary pressures, we maintained our focus on 12-month commitment plans in Turkcell fiber. As of August, we transitioned all new customer acquisitions in our resell operations to a no-commitment offerings to safeguard our operational profitability and ARPU against potential wholesale price adjustments. Residential fiber ARPU rose by 15.4% year-over-year, supported by the rising share of high-speed packages, higher portion of 12-month contracted subscribers, price adjustments and the contribution of our IPTV service. Backed by our high-speed focused campaigns, the share of 500 Mbps and above packages more than doubled compared to the previous year.

We position fiber services as a core pillar of our strategy. In line with this, we maintained our disciplined investment approach in 2025, adding 405 thousand new homepasses. Total fiber homepass reached 6.3 million, further expanding access to high-quality fiber infrastructure. Reflecting our efficiency-driven and demand-led deployment model, our take-up rate (TuR) was at 42.4%.

We enhanced TV+ service by partnering with leading global content providers. The number of IPTV subscribers declined year-on-year, however our total TV subscriber base increased, supported by the growth in OTT TV due to evolving customer preferences.

13

TECHFIN

	Year
Paycell Financial Data (million TRY)	FY24	FY25	y/y%
Revenue	5,139.5	7,247.8	41.0%
EBITDA	2,209.7	2,488.7	12.6%
EBITDA Margin (%)	43.0%	34.3%	(8.7	)pp
Net Income	911.6	1,025.5	12.5%

Maintaining its consistent trajectory, Paycell delivered a robust 41% year-over-year revenue growth in 2025, driven primarily by the outstanding POS business services performance. Notably, POS service revenues grew by 133% year-over-year in 2025, supported by expanding merchant ecosystem and transaction volume of TRY 88.4 billion doubling year on year with TRY 55.7 billion generated from our non-group segment. Pay later revenue growth was %21 in FY25. In this respect, POS solutions have become Paycell’s key growth driver, as our revenue mix has gradually shifted toward POS. In addition, the revenue share of the non-group segment, increased to 77% in 2025 from 59% in the previous year. Paycell is a standalone value creator, strengthening its ability to grow independently from Turkcell. The increasing weight of POS revenues could create some downside pressure on EBITDA margin.

Total transaction volume across all services recorded a 78% year-on-year growth, reaching TRY 175.1 billion in 2025. QR payments also supported the volume increase by enabling transactions via any bank card, making the feature available to everyone and generating additional revenue in 2025.

	Year
Financell Financial Data (million TRY)	FY24	FY25	y/y%
Revenue	5,923.6	5,951.9	0.5%
EBITDA	883.5	959.4	8.6%
EBITDA Margin (%)	14.9%	16.1%	1.2	pp
Net Income / (loss)	(189.8)	69.7	n.m

Following a 33% growth in revenues in 2024, Financell achieved a limited but positive 0.5% year-over-year growth in 2025. Financell’s revenues are mainly driven by interest income, which is affected by lower interest rates and the regulatory limit on duration of loans for smartphone sales. EBITDA margin improved by 1.2pp, supported by lower funding costs compared to last year, new loans issued increased 22% year-on-year. Ticket sizes increased as well with a 60% year-on-year rise in 2025.

Financell’s loan portfolio reached TRY 7.8 billion in 2025 with 0.6 million active customers. Financell continued to be the market leader in the consumer financing sector with 44% share1 in total number of loans, and it also captured a 9.3% share of loans under TRY 20,000 granted in Türkiye. For the upcoming periods, device, tariff, and financing models are planned to be developed under the 5G device program.

(1) Source: Association of Financial Institutions, as of Q425

14

TURKCELL GROUP SUBSCRIBERS

As of December 31, 2025, the Turkcell Group had approximately 46.2 million registered subscribers. This figure is calculated by taking the number of subscribers of Turkcell Türkiye and of each of our subsidiaries. It includes the total number of mobile, fiber, ADSL, cable and IPTV subscribers of Turkcell Türkiye, BeST’s mobile subscribers and Kuzey Kıbrıs Turkcell’s mobile and fixed subscribers.

Turkcell Group Subscribers	FY24	FY25	y/y%
Turkcell Türkiye subscribers[1] (million)	43.1	43.9	1.9%
BeST (Belarus)	1.5	1.6	6.7%
Kuzey Kıbrıs Turkcell	0.6	0.7	16.7%
Turkcell Group Subscribers (million)	45.2	46.2	2.2%

(1) Subscribers to more than one service are counted separately for each service. This includes mobile, fixed broadband, IPTV, and wholesale (MVNO&FVNO) subscribers.

OVERVIEW OF THE MACROECONOMIC ENVIRONMENT

The foreign exchange rates used in our financial reporting, along with certain macroeconomic indicators, are presented below.

	Quarter							Year
	Q424	Q325	Q425	y/y%		q/q%		FY24	FY25	y/y%
GDP Growth (Türkiye)	3.2%	3.8%	3.4%	0.2	pp	(0.4	)pp	3.3%	3.6%	0.3	pp
Consumer Price Index (Türkiye)(YoY)	44.4%	33.3%	30.9%	(13.5	)pp	(2.4	)pp	44.4%	30.9%	(13.5	)pp
US$ / TRY rate
Closing Rate	35.2233	41.4984	42.8623	21.7%		3.3%		35.2233	42.8623	21.7%
Average Rate	34.4819	40.6880	42.1450	22.2%		3.6%		32.7740	39.4386	20.3%
EUR / TRY rate
Closing Rate	36.7429	48.6479	50.4532	37.3%		3.7%		36.7429	50.4532	37.3%
Average Rate	36.9917	47.3843	49.0734	32.7%		3.6%		35.4682	44.5806	25.7%
US$ / BYN rate
Closing Rate	3.4735	3.0247	2.9027	(16.4)%		(4.0)%		3.4735	2.9027	(16.4)%
Average Rate	3.4187	2.9985	2.9521	(13.6)%		(1.5)%		3.2548	3.0690	(5.7)%

15

RECONCILIATION OF NON-GAAP FINANCIAL MEASUREMENTS:

We believe that Adjusted EBITDA, among other key metrics, facilitates performance comparisons from period to period and aids management decision making. It also enables performance comparisons between companies. As a performance measure, Adjusted EBITDA eliminates potential differences caused by variations in capital structures (affecting interest expense), tax positions (such as the impact of changes in effective tax rates on periods or companies) and the age and book depreciation of tangible and intangible assets (affecting relative depreciation and amortization expenses). We also present Adjusted EBITDA because we believe it is frequently used by securities analysts, investors and other interested parties in evaluating the performance of other mobile operators in the telecommunications industry in Europe, many of which present Adjusted EBITDA when reporting their results.

Our Adjusted EBITDA definition includes Revenue, Cost of Revenue excluding depreciation and amortization, Selling and Marketing expenses, Administrative expenses and Net impairment losses on financial and contract assets, but excludes finance income and expense, other operating income and expense, investment activity income and expense, share of profit of equity accounted investees and minority interest.

Nevertheless, Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation from, or as a substitute for, analysis of our results of operations, as reported under IFRS. The following table provides a reconciliation of Adjusted EBITDA, as calculated using financial data prepared in accordance with IFRS to net profit, which we believe is the most directly comparable financial measure calculated and presented in accordance with IFRS.

	Year
Turkcell Group (million TRY)	FY24	FY25	y/y%
Consolidated profit before minority interest	30,779.2	17,604.0	(42.8)%
Profit /(loss) from discontinued operations	16,267.3	(187.4)	(101.2)%
Income tax expense	(6,369.3)	(13,398.8)	110.4%
Consolidated profit before income tax & minority interest	20,881.2	31,190.3	49.4%
Share of profit of equity accounted investees	(4,139.7)	(3,499.1)	(15.5)%
Finance income	13,584.6	16,841.5	24.0%
Finance costs	(22,285.6)	(22,064.0)	(1.0)%
Monetary gain / (loss)	7,657.9	1,598.4	(79.1)%
Other income / (expenses)	(3,045.2)	(1,775.0)	(41.7)%
EBIT	29,109.1	40,088.6	37.7%
Depreciation and amortization	(62,256.4)	(63,928.3)	2.7%
Adjusted EBITDA	91,365.5	104,017.0	13.8%

16

RECONCILIATION OF ARPU: ARPU is an operational metric and the methodology for calculating performance measures such as ARPU varies substantially among operators. It is not standardized across the telecommunications industry; thus, reported performance measures vary from those that may result from using a single methodology. Management believes this metric is helpful in assessing the development of our services over time. The following table shows the reconciliation of Turkcell Türkiye revenues to such revenues included in the ARPU calculations for 2024 and 2025.

Reconciliation of ARPU	FY24	FY25
Turkcell Türkiye Revenue (million TRY)	199,742.4	220,319.5
Telecommunication services revenue	179,628.6	199,161.7
Equipment revenue	17,715.6	18,935.0
Other	2,398.3	2,222.8
Revenues which are not attributed to ARPU calculation[1]	(35,642.4)	(39,400.6)
Turkcell Türkiye revenues included in ARPU calculation[2]	161,701.7	178,696.1
Mobile blended ARPU (TRY)	320.0	348.0
Average number of mobile subscribers during the year (million)	38.4	38.7
Fixed residential ARPU (TRY)	405.8	474.6
Average number of fixed residential subscribers during the year (million)	2.9	3.0

(1) Revenue from fixed corporate and wholesale business; digital business sales, tower business, and other non-subscriber-based revenues

(2) Revenues from Turkcell Türkiye included in ARPU calculation comprise telecommunication services revenue, equipment revenue, and revenues not attributed to ARPU calculation.

17

ABOUT TURKCELL: Turkcell, headquartered in Türkiye, is a leading technology and telecommunications company offering a diverse portfolio of voice, data, and IPTV services across its mobile and fixed networks, alongside digital consumer, enterprise, and techfin solutions. The Turkcell Group operates in three countries: Türkiye, Belarus, and Northern Cyprus. In 2025, Turkcell Group reported revenue of TRY 241 billion, with total assets of TRY 501 billion as of December 31, 2025. Listed on both the NYSE and BIST since July 2000, Turkcell remains the only dual-listed company on these exchanges. Read more at www.turkcell.com.tr.

For further information, please contact Turkcell

Investor Relations Tel: + 90 212 313 1888 investor.relations@turkcell.com.tr	Corporate Communications: Tel: + 90 212 313 2321 Turkcell-Kurumsal-Iletisim@turkcell.com.tr

18

Appendix A – Tables

Table: Net Foreign Exchange Gain and Loss Details

	Year
Million TRY	FY24	FY25	y/y%
Net FX loss before hedging	(4,913.2)	(7,366.4)	49.9%
Swap interest income/(expense)	789.2	350.8	(55.5)%
Fair value gain on derivative financial instruments	(3,095.7)	(713.3)	(77.0)%
Net FX gain / (loss) after hedging	(7,219.8)	(7,728.8)	7.1%

Table: Income Tax Expense Details

	Year
Million TRY	FY24	FY25	y/y%
Current tax expense	(4,322.8)	(8,614.5)	99.3%
Deferred tax income / (expense)	(2,046.5)	(4,784.3)	133.8%
Income Tax expense	(6,369.3)	(13,398.8)	110.4%

19

TURKCELL ILETISIM HIZMETLERI AS

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

As at 31 December 2025

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2025 unless otherwise stated.)

	Notes	31 December 2025	31 December 2024
Assets
Property, plant and equipment	12	157,349,726	136,947,073
Right-of-use assets	16	22,960,789	13,316,818
Intangible assets	13	104,979,905	107,164,641
Investment properties	15	222,623	245,206
Trade receivables	19	257,003	429,371
Receivables from financial services	20	283,932	480,570
Contract assets	21	258,174	215,978
Financial assets at fair value through other comprehensive income	24	29,152,733	15,513,584
Financial assets at fair value through profit or loss	24	8,620,841	7,803,449
Deferred tax assets	18	8,080,833	3,321,888
Investments in equity accounted investees	40	3,567,677	6,929,473
Other non-current assets	17	8,209,949	9,447,383
Total non-current assets		343,944,185	301,815,434

Inventories	22	897,953	883,014
Trade receivables	19	23,545,458	21,549,127
Due from related parties	38	367,539	322,688
Receivables from financial services	20	8,814,916	9,348,782
Due from receivables from financial services	38	14,661	-
Contract assets	21	6,321,129	6,806,987
Derivative financial instruments	34	1,779,279	2,674,277
Financial assets at amortized cost	24	2,148,886	1,395,180
Financial assets at fair value through other comprehensive income	24	9,524,555	2,933,859
Financial assets at fair value through profit or loss	24	2,485,526	4,677,683
Cash and cash equivalents	23	91,828,282	90,229,753
Other current assets	17	8,900,463	7,993,588
Total current assets		156,628,647	148,814,938
Total assets		500,572,832	450,630,372

The above consolidated statement of financial position should be read in conjunction with the accompanying notes.

TURKCELL ILETISIM HIZMETLERI AS

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

As at 31 December 2025

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2025 unless otherwise stated.)

		31 December	31 December
	Notes	2025	2024
Equity
Share capital	25	61,106,064	61,106,064
Share premium		54,892	54,892
Treasury shares		(1,907,263)	(1,738,450)
Reserves		8,515,633	2,892,888
Remeasurements of defined benefit plan		(3,219,875)	(4,042,613)
Retained earnings		194,783,618	186,452,065
Total equity attributable to equity holders of Turkcell Iletisim Hizmetleri AS (“the Company”)		259,333,069	244,724,846
Total equity		259,333,069	244,724,846

Liabilities
Borrowings	28	122,732,860	68,633,607
Trade and other payables		424,506	220,971
Due to related parties	38	94,405	331
Employee benefit obligations	29	2,890,693	3,968,757
Provisions	32	2,822,076	2,511,529
Deferred tax liabilities	18	15,806,844	6,871,513
Contract liabilities	31	2,524,641	2,817,919
Other non-current liabilities	27	1,953,334	1,986,165
Total non-current liabilities		149,249,359	87,010,792

Borrowings	28	35,916,266	67,939,788
Current tax liabilities		1,108,722	1,466,919
Trade and other payables	33	42,996,243	38,838,913
Due to related parties	38	1,426,111	1,256,430
Deferred revenue	30	1,133,040	664,358
Provisions	32	5,855,440	6,086,962
Contract liabilities	31	2,021,937	1,992,836
Derivative financial instruments	34	1,532,645	648,528
Subtotal		91,990,404	118,894,734
Total current liabilities		91,990,404	118,894,734
Total liabilities		241,239,763	205,905,526
Total equity and liabilities		500,572,832	450,630,372

The above consolidated statement of financial position should be read in conjunction with the accompanying notes.

TURKCELL ILETISIM HIZMETLERI AS

CONSOLIDATED STATEMENT OF PROFIT OR LOSS

For the year ended 31 December 2025

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2025 unless otherwise stated.)

		31 December	31 December	31 December
	Notes	2025	2024	2023
Revenue	6	229,014,273	207,927,708	194,579,822
Revenue from financial services	6	12,456,548	10,232,322	7,849,131
Total revenue		241,470,821	218,160,030	202,428,953
Cost of revenue	11	(164,716,655)	(157,639,115)	(155,418,240)
Cost of revenue from financial services	11	(8,407,783)	(6,686,535)	(4,115,583)
Total cost of revenue		(173,124,438)	(164,325,650)	(159,533,823)
Gross profit		64,297,618	50,288,593	39,161,582
Gross profit from financial services		4,048,765	3,545,787	3,733,548
Total gross profit		68,346,383	53,834,380	42,895,130
Other income	7	452,244	329,088	1,668,287
Selling and marketing expenses	11	(16,880,722)	(14,330,980)	(10,738,540)
Administrative expenses	11	(9,948,315)	(9,057,569)	(6,481,128)
Net impairment losses on financial and contract assets	11	(1,428,706)	(1,336,712)	(1,905,236)
Other expenses	7	(2,227,278)	(3,374,279)	(10,674,263)
Operating profit		38,313,606	26,063,928	14,764,250
Finance income	9	16,841,450	13,584,573	23,931,920
Finance costs	9	(22,064,023)	(22,285,584)	(37,666,918)
Monetary gain (loss)	9	1,598,366	7,657,905	7,213,152
Net finance costs		(3,624,207)	(1,043,106)	(6,521,846)
Share of (loss)/ profit of equity accounted investees	40	(3,499,147)	(4,139,657)	2,882,287
Profit before income tax		31,190,252	20,881,165	11,124,691
Income tax (expense)/ benefit	10	(13,398,842)	(6,369,264)	8,836,533
Profit from continuing operations		17,791,410	14,511,901	19,961,224
Profit from discontinued operations	3	(187,403)	16,267,250	3,722,307
Profit for the year		17,604,007	30,779,151	23,683,531
Profit for the year is attributable to:
Owners of the Company		17,604,007	30,790,359	23,724,634
Non-controlling interests		-	(11,208)	(41,103)
Total		17,604,007	30,779,151	23,683,531
Basic and diluted earnings per share for profit attributable to owners of the Company (in full TL)	26	8.08	14.12	10.87

Basic and diluted earnings per share for profit from continuing operations attributable to owners of the Company (in full TL)	26	8.17	6.66	9.17

Basic and diluted earnings per share for profit from discontinued operations attributable to owners of the Company (in full TL)	26	(0.09)	7.46	1.71

The above consolidated statement of profit or loss should be read in conjunction with the accompanying notes.

TURKCELL ILETISIM HIZMETLERI AS

CONSOLIDATED STATEMENT OF OTHER COMPREHENSIVE INCOME

For the year ended 31 December 2025

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2025 unless otherwise stated.)

		31 December	31 December	31 December
	Notes	2025	2024	2023
Profit for the period		17,604,007	30,779,151	23,683,531
Items that will not be reclassified to profit or loss:
Remeasurements of defined termination benefit		1,161,825	(231,601)	(283,013)
Income tax relating to remeasurements of defined termination benefit	10	(291,401)	57,824	287,587
Remeasurement income/(loss) of defined benefit plans of investments accounted for using the equity method	40	(47,686)	-	-
		822,738	(173,777)	4,574
Other comprehensive income/(expense):
Items that may be reclassified to profit or loss:
Exchange differences on translation of foreign operations		3,840,443	(9,546,981)	5,405,283
Exchange differences on translation of investments accounted for using the equity method	40	185,037	-	-
Fair value reserve		714,892	132,109	282,718
Cash flow hedges		(861,118)	(673,510)	2,973,042
Cost of hedging reserve		-	1,978,130	(735,823)
Hedges of net investments in foreign operations		2,011,985	2,136,224	(4,427,212)
Income tax relating to these items	10	(466,436)	(901,407)	1,860,364
- Income tax relating to exchange differences		-	-	(928,007)
- Income tax relating to cash flow hedges		215,283	160,208	48,193
- Income tax relating to cost of hedging reserve		-	(494,532)	517,872
- Income tax relating to fair value reserve		(178,723)	(33,027)	(10,420)
- Income tax relating to hedges of net investments		(502,996)	(534,056)	2,232,726
		5,424,803	(6,875,435)	5,358,372
Other comprehensive income/(loss) for the year, net of income tax		6,247,541	(7,049,212)	5,362,946
Total comprehensive income for the year		23,851,548	23,729,939	29,046,477

Total comprehensive income for the year is attributable to:
Owners of the Company		23,851,548	23,741,147	29,087,580
Non-controlling interests		-	(11,208)	(41,103)
Total		23,851,548	23,729,939	29,046,477

The above consolidated statement of other comprehensive income should be read in conjunction with the accompanying notes.

TURKCELL ILETISIM HIZMETLERI AS

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the year ended 31 December 2025

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2025 unless otherwise stated.)

	Share capital	Treasury shares	Share premium	Legal reserves (*)	Fair value reserve (*)	Hedges of net investments in foreign operations (*)	Hedging reserve (*)	Cost of hedging reserve (*)	Foreign currency translation reserve (*)	Remeasurement of defined benefit plan	Retained earnings	Reserve of disposal group held for sale	Total	Non- controlling interests	Total equity
Balance at 1 January 2023	61,106,064	(1,343,214)	14,520	46,082,546	(442,406)	(8,266,267)	4,963,438	(13,790,083)	(24,005,216)	(3,873,410)	146,245,136	-	206,691,108	12,135	206,703,243
Profit/ (loss) for the year	-	-	-	-	-	-	-	-	-	-	23,724,634	-	23,724,634	(41,103)	23,683,531
Other comprehensive income, net of income tax	-	-	-	-	272,298	(2,194,486)	3,021,235	(217,951)	4,477,276	4,574	-	-	5,362,946	-	5,362,946
Total comprehensive income	-	-	-	-	272,298	(2,194,486)	3,021,235	(217,951)	4,477,276	4,574	23,724,634	-	29,087,580	(41,103)	29,046,477
Transfers to legal reserves	-	-	-	635,253	-	-	-	-	-	-	(635,253)	-	-	-	-
Acquisition of treasury shares (-)	-	(95,917)	-	-	-	-	-	-	-	-	-	-	(95,917)	-	(95,917)
Acquisition of subsidiary	-	-	-	-	-	-	-	-	-	-	-	-	-	4,487	4,487
Dividend paid (Note 25)	-	38,196	-	-	-	-	-	-	-	-	(4,696,138)	-	(4,657,942)	-	(4,657,942)
Discontinued operations	-	-	-	-	-	-	-	-	(11,603,778)	-	-	11,603,778	-	-	-
Other	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Balance at 31 December 2023	61,106,064	(1,400,935)	14,520	46,717,799	(170,108)	(10,460,753)	7,984,673	(14,008,034)	(31,131,718)	(3,868,836)	164,638,379	11,603,778	231,024,829	(24,481)	231,000,348

Balance at 1 January 2024	61,106,064	(1,400,935)	14,520	46,717,799	(170,108)	(10,460,753)	7,984,673	(14,008,034)	(31,131,718)	(3,868,836)	164,638,379	11,603,778	231,024,829	(24,481)	231,000,348
Profit/ (loss) for the year	-	-	-	-	-	-	-	-	-	-	30,790,359	-	30,790,359	(11,208)	30,779,151
Other comprehensive income, net of income tax	-	-	-	-	99,082	1,602,168	(513,302)	1,483,598	2,056,797	(173,777)	-	(11,603,778)	(7,049,212)	-	(7,049,212)
Total comprehensive income	-	-	-	-	99,082	1,602,168	(513,302)	1,483,598	2,056,797	(173,777)	30,790,359	(11,603,778)	23,741,147	(11,208)	23,729,939
Transfers to legal reserves	-	-	-	1,104,742	-	-	-	-	-	-	(1,104,742)	-	-	-	-
Dividend paid (Note 25)	-	91,807	-	(1,872,056)	-	-	-	-	-	-	(7,794,028)	-	(9,574,277)	-	(9,574,277)
Acquisition of treasury shares (-)	-	(429,322)	-	-	-	-	-	-	-	-	-	-	(429,322)	-	(429,322)
Acquisition of subsidiary	-	-	40,372	-	-	-	-	-	-	-	-	-	40,372	-	40,372
Transactions with non-controlling interests	-	-	-	-	-	-	-	-	-	-	(77,903)	-	(77,903)	28,164	(49,739)
Other	-	-	-	-	-	-	-	-	-	-	-	-	-	7,525	7,525
Balance at 31 December 2024	61,106,064	(1,738,450)	54,892	45,950,485	(71,026)	(8,858,585)	7,471,371	(12,524,436)	(29,074,921)	(4,042,613)	186,452,065	-	244,724,846	-	244,724,846

Balance at 1 January 2025	61,106,064	(1,738,450)	54,892	45,950,485	(71,026)	(8,858,585)	7,471,371	(12,524,436)	(29,074,921)	(4,042,613)	186,452,065	-	244,724,846	-	244,724,846
Profit/ (loss) for the year	-	-	-	-						-	17,604,007	-	17,604,007	-	17,604,007
Other comprehensive income, net of income tax	-	-	-		536,169	1,508,989	(645,835)	-	4,025,480	822,738	-	-	6,247,541	-	6,247,541
Total comprehensive income	-	-	-	-	536,169	1,508,989	(645,835)	-	4,025,480	822,738	17,604,007	-	23,851,548	-	23,851,548
Transfers to legal reserves	-	-	-	875,645	-	-	-	-	-	-	(875,645)	-	-	-	-
Dividend paid (Note 25)	-	88,763	-	(677,703)	-	-	-	-	-	-	(8,396,809)	-	(8,985,749)	-	(8,985,749)
Acquisition of treasury shares	-	(257,576)	-	-	-	-	-	-	-	-	-	-	(257,576)	-	(257,576)
Balance at 31 December 2025	61,106,064	(1,907,263)	54,892	46,148,427	465,143	(7,349,596)	6,825,536	(12,524,436)	(25,049,441)	(3,219,875)	194,783,618	-	259,333,069	-	259,333,069

(*) Included in Reserves in the consolidated statement of financial position.

The above consolidated statement of changes in equity should be read in conjunction with the accompanying notes.

TURKCELL ILETISIM HIZMETLERI AS

CONSOLIDATED STATEMENT OF CASH FLOWS

For the year ended 31 December 2025

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2025 unless otherwise stated.)

		31 December	31 December
	Note	2025	2024
Cash flows from operating activities:
Profit for the year		17,791,410	14,511,901
Discontinued operations		(187,403)	16,267,250
Profit for the year including discontinued operations		17,604,007	30,779,151

Adjustments for:
Depreciation of property, plant and equipment and investment properties	12-15	24,472,902	25,100,733
Amortization of intangible assets and right of use assets	9-10	38,876,519	36,976,479
Impairment on property, plant and equipment and intangible asset	12-13	578,914	179,148
Net finance expense		3,517,629	6,823,574
Fair value adjustments to derivatives		729,348	4,001,842
Income tax expense	10	13,398,842	6,788,718
Gain on sale of property, plant and equipment		57,738	45,625
Effects of exchange rate changes and inflation adjustments		16,026,073	(2,563,603)
Provisions		8,987,221	9,656,990
Share of (profit)/loss of equity accounted investees	40	3,499,147	4,139,657
Fair value adjustments to financial assets through profit or loss		(202,147)	(2,233,632)
Gain on sale of subsidiary	3	-	(11,546,264)
Non-cash other adjustments		551,040	276,375
		128,097,233	108,424,793
Change in operating assets/liabilities
Change in trade receivables		(2,721,046)	(1,447,093)
Change in due from related parties		(44,732)	2,035
Change in receivables from financial services		433,903	2,155,859
Change in inventories		(14,939)	190,403
Change in other current assets		(1,325,977)	(761,008)
Change in other non-current assets		(685,189)	(93,800)
Change in due to related parties		258,604	134,856
Change in trade and other payables		4,034,712	(303,096)
Change in other non-current liabilities		33,010	(179,413)
Change in employee benefit obligations		(409,802)	(534,804)
Change in contract asset		442,914	(809,392)
Change in deferred revenue		502,783	305,440
Change in contract liability		(264,177)	(96,389)
Changes in other working capital		(5,627,690)	(3,375,399)
Cash generated from operations		122,709,607	103,612,992
Interest paid		(17,064,006)	(17,998,161)
Income tax paid		(9,026,028)	(2,816,087)
Net cash inflow from operating activities		96,619,573	82,798,744

Cash flows from investing activities:
Acquisition of property, plant and equipment		(43,967,866)	(40,182,441)
Acquisition of intangible assets		(27,808,416)	(26,480,747)
Proceeds from sale of property, plant and equipment		815,642	2,497,555
Payments for advances given for acquisition of property, plant and equipment		(117,743)	40,372
Contribution of increase of share capital in joint ventures/associates		-	(89)
Cash inflows from sale of shares or borrowing instruments of other enterprises or funds		81,869,801	50,654,128
Cash outflows from purchase of shares or borrowing instruments of other enterprises or funds		(108,053,208)	(78,769,158)
Cash inflows from financial assets at fair value through profit or loss		4,313,672	20,041,106
Cash outflows from financial assets at fair value through profit or loss		-	(8,785,951)
Change in other cash advances given		1,955,206	(920,190)
Proceeds from disposal of subsidiary, net of cash disposed		528,041	17,957,566
Interest received		15,526,268	15,386,614
Net cash outflow from investing activities		(74,938,603)	(48,561,235)

Cash flows from financing activities:
Proceeds from derivative instruments	41	9,747,641	7,091,034
Repayments of derivative instruments	41	(9,136,039)	(7,580,966)
Proceeds from issues of loans and borrowings		90,940,793	67,319,829
Proceeds from issues of bonds		51,166,565	19,464,996
Repayments of borrowings		(92,008,008)	(61,555,760)
Transactions with non controlling interests		-	(49,739)
Repayments of bonds		(33,961,746)	(20,001,004)
Dividends paid to shareholders	25	(8,985,749)	(9,574,277)
Acquisition of treasury shares		(257,576)	(429,322)
Payments of lease liabilities		(9,036,861)	(7,491,591)
Net cash (outflow)/inflow from financing activities		(1,530,980)	(12,806,800)
Net increase in cash and cash equivalents		20,149,990	21,430,709
Cash and cash equivalents at 1 January		89,862,901	101,718,644
Effects of exchange rate changes on cash and cash equivalents and inflation adjustment		(18,245,119)	(33,286,452)
Cash and cash equivalents at 31 December	23	91,767,772	89,862,901

The above consolidated statement of cash flows should be read in conjunction with the accompanying notes.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2025

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2025 unless otherwise stated.)

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2025

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2025 unless otherwise stated.)

1.	Reporting entity

Turkcell Iletisim Hizmetleri Anonim Sirketi (the “Company” or “Turkcell”) was incorporated in Türkiye on 5 October 1993 and commenced its operations in 1994. The address of the Company’s registered office is Maltepe Aydinevler Mahallesi Inonu Caddesi No: 20, Kucukyali Ofispark/Istanbul. It is engaged in establishing and operating a Global System for Mobile Communications (“GSM”) network in Türkiye and regional states.

In April 1998, the Company signed a license agreement (the “2G License”) with the Ministry of Transport and Infrastructure of Türkiye (the “Turkish Ministry”), under which it was granted a 25-year GSM license in exchange for a license fee of USD 500,000. The License permits the Company to operate as a stand-alone GSM operator and releases it from some of the operating constraints in the Revenue Sharing Agreement, which was in effect prior to the 2G License. Under 2G license, the Company pays in cash the Undersecretariat of the Treasury (the “Turkish Treasury”) a monthly tax levy, namely a 'treasury share' equal to 15% of the Company's gross revenue from Turkish GSM operations. The Company continues to build and operate its GSM network and is authorized to, among other things, set its own tariffs within certain limits, charge peak and off-peak rates, offer a variety of service and pricing packages, issue invoices directly to subscribers, collect payments and deal directly with subscribers. Following the 3G tender held by the Information Technologies and Communications Authority (“ICTA”) regarding the authorization for providing IMT-2000/UMTS services and infrastructure, the Company has been granted the A-Type license (the “3G License”) providing the widest frequency band, at a consideration of EUR 358,000 (excluding Value Added Tax (“VAT”)). Payment of the 3G license was made in cash, following the necessary approvals, on 30 April 2009.

The Company and ICTA agreed for the extension the 2G License (which was valid until 27 April 2023). With this extension, 2G License validity has been extended to 30 April 2029 for a consideration of EUR 120,000.

On 26 August 2015, “Authorization Tender on IMT Services and Infrastructure” publicly known as “4.5G license” tender, was held by the ICTA and the Company was awarded with a total frequency band of 172.4 MHz for 13 years. The tender price is EUR 1,623,460 (excluding VAT of 18%). IMT authorization period expires on 30 April 2029 and operators were able to commence service delivery for 4.5G starting from 1 April 2016. 2x1.4 MHz frequency band in 900MHz spectrum and 2 units of 2x5 MHz frequency bands in 2100 MHz spectrum were commenced on 1 December 2015, while remaining packages were commenced on 1 April 2016.

On 16 October 2025, within the scope of the tender organized by the Information and Communication Technologies Authority (ICTA) titled “Authorization Regarding the Establishment and Operation of Mobile Electronic Communications Infrastructure and the Provision of Services, and the Subjecting of Infrastructure and Services Under Existing Authorizations Expiring on 30 April 2029 to This Authorization,” the 5G spectrum allocation tender was concluded on 2 January 2026, following the first payment and the delivery of the Authorization Certificate to the Company. Accordingly, the Company will be able to continue providing mobile communication services from 30 April 2029, when the current GSM license authorization certificates expire, until 31 December 2042 (Note 42).

The Company is obliged to pay the ICTA a monthly treasury shares equal to 90% of 15% of gross revenue and 10% is paid for a universal service fund. In addition, the Company pays annual contributions in an amount equal to 0.35% of net revenue to the ICTA’s expenses and 5% of net revenue to ICTA as a frequency fee (TRx).

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2025

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2025 unless otherwise stated.)

1.	Reporting entity (continued)

As of 31 December 2025, the capital shares and voting rights of TVF Bilgi Teknolojileri Iletisim Hizmetleri Yatırım Sanayi ve Ticaret Anonim Sirketi (“TVF BTIH”) and IMTIS Holdings S.a r l. (“IMTIS Holdings”) in the Company are 26.2% and 19.8%, respectively since 22 October 2020. The proportion of the Company’s shares that are traded in domestic and foreign stock exchanges are 53.95% (Note 25).

The Group’s immediate and ultimate parents are TVF BTIH, wholly owned by Türkiye Varlik Fonu (“TVF”), as of 31 December 2025. TVF has been established with the Law No. 6741 and published in the Official Gazette dated 26 August 2016.

15% of the total issued shares of Turkcell, owned by TVF BTIH, have been re-classified as a separate class of Group A Shares (the “Group A Shares”);

(i)	With respect to the Group A Shares, each shareholder have been granted six voting right as a privilege for the elections of:

a.	five members of the board of directors of the Company, and

b.	the chairman of the presiding committee of the general assembly of shareholders;

In addition, a nomination privilege has been granted to the holders of the Group A Shares, allowing them to nominate four candidates to be used in the election of the five members of the Company’s Board of Directors, excluding the independent members.

(ii)	All shareholders of the Company (including the holders of Group A Shares) are entitled to cast one vote per share on all other matters submitted to a vote of Turkcell’s shareholders, including the appointment of the residual four members of the board of directors of Turkcell (including independent ones);

(iii)	The chairman of the board of directors shall be elected among the members of the board of directors elected through the exercise of the privileges granted to Group A Shares;

(iv)	The meeting quorum requirement of the board of directors requires five members constituting the majority of full number of its members, and the decision quorum requires the affirmative vote of at least five members present in the meeting; and

(v)	So long as the above-mentioned privileges are in effect, unlimited authority to represent and bind Turkcell regulated under Article 370 of Turkish Commercial Code shall be exercised by two members of the board of directors of the Company, including at least one member of the board of directors of the Company appointed through the exercise of the said privileges by the holders of Group A Shares.

The Company’s board of directors consists of a total of nine non-executive members including three independent members as of 31 December 2025.

The consolidated financial statements of the Company as at and for the year ended 31 December 2025 comprise the Company and its subsidiaries (together referred to as the “Group”) and the Group’s interest in associate. Subsidiaries of the Company, their locations and their nature of operations are disclosed in Note 39. The Company’s and each of its subsidiaries’, associate’s financial statements are prepared as at and for the year ended 31 December 2025.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2025

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2025 unless otherwise stated.)

2.	Basis of preparation and summary of material accounting policies

This note provides a list of the material accounting policies adopted in the preparation of these consolidated financial statements. These policies have been consistently applied to all the years presented, unless otherwise stated. The consolidated financial statements are for the Group consisting of the Company and its subsidiaries and the Group’s interest in an associate.

The accompanying consolidated financial statements are based on the statutory records, with adjustments and reclassifications for the purpose of fair presentation in accordance with IFRS as issued by the IASB. The financial statements have been prepared on a historical cost basis, except for the following measured at fair value:

-	Derivative financial instruments,

-	Financial asset at fair value through profit or loss and other comprehensive income.

(a)	Compliance with IFRS

The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and interpretations issued by the IFRS Interpretations Committee (“IFRICs”) applicable to companies reporting under IFRS. The financial statements comply with IFRS as issued by the International Accounting Standards Board (“IASB”).

The accounting policies, presentation and methods of computation are consistent with those of the previous financial year and corresponding reporting period, unless otherwise stated.

The General Assembly has the power to amend and reissue the financial statements. The consolidated financial statements as at and for the year ended 31 December 2025 were authorized for issue by the Board of Directors on 5 March 2026.

(b)	Restatement of financial statements during the hyperinflationary periods

The financial statements of the Company and those of the subsidiaries and associates located in Türkiye and Turkish Republic of Northern Cyprus for the year ended 31 December 2025 were restated for the changes in the general purchasing power of Turkish Lira, which is their functional currency, based on International Accounting Standard No. 29 (“IAS 29”) “Financial Reporting in Hyperinflationary Economies”. IAS 29 requires that financial statements prepared in the currency of a hyperinflationary economy be stated in terms of the measuring unit current at the balance sheet date and that corresponding figures for previous periods be restated in the same terms.

One characteristic that necessitates the application of IAS 29 is a cumulative three-year inflation rate approaching or exceeding 100%. Cumulative three-year inflation rate in Türkiye reached 211.4% as at 31 December 2025, based on the Turkish nation-wide Consumer Price Index (“CPI”) announced by the Turkish Statistical Institute (“TSI”). However, IAS 29 does not establish the rate of 100% as an absolute rate at which hyperinflation is deemed to arise. It is a matter of judgment when restatement of financial statements in accordance with IAS 29 becomes necessary. Moreover, hyperinflation is also indicated by characteristics of the economic environment of a country.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2025

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2025 unless otherwise stated.)

2.	Basis of preparation and summary of material accounting policies (continued)

(b)	Restatement of financial statements during the hyperinflationary periods (continued)

The table below shows the evolution of CPI in the last three years and as of 31 December 2025:

	2025	2024	2023
Annual Index	3513.87	2684.55	1859.38
Average Index	3183.23	2360.03	1488.91
Yearly Inflation	30.9%	44.4%	64.8%
Cumulative Inflation (last three years)	211.4%	290.8%	268.3%

In a period of inflation, an entity holding an excess of monetary assets over monetary liabilities loses purchasing power and an entity with an excess of monetary liabilities over monetary assets gains purchasing power to the extent the assets and liabilities are not linked to a price level. The gain or loss on the net monetary position is included in the statement of profit or loss as monetary gain (loss) item.

The Company restated all the non-monetary items in order to reflect the impact of the inflation restatement reporting in terms of the measuring unit current as of 31 December 2025. Consequently, the main items restated were Property, Plant and Equipment, Intangible assets, Right-of-Use Assets, Inventories Investments in Equity Accounted Associate and Joint Venture and the Equity items.

Monetary items have not been restated because they are stated in terms of the measuring unit current as of 31 December 2025.

Comparative figures must also be presented in the current currency of 31 December 2025 and are restated using the general price index of the current year. Therefore, all comparative figures for the previous reporting periods have been restated, including foreign subsidiaries’ figures, by applying a general price index, so that the resulting comparative financial statements are presented in terms of the current unit of measurement as of the closing date of the reporting period.

In the statement of profit or loss, except for depreciation and amortization which is calculated using inflation adjusted asset basis, items are restated from the dates when the items of income and expense were initially recorded. The Group uses monthly general price index for this purpose.

Similar to statement of profit or loss, all items in the statement of other comprehensive income are expressed in terms of the measuring unit current at balance sheet date. Therefore, all amounts are restated by applying the change in the general price index from the dates when the items of income and expenses were initially recorded in the financial statements. Impact of inflation accounting on hedging reserve and cost of hedging reserve is transferred to retained earnings when hyperinflation accounting is ceased.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2025

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2025 unless otherwise stated.)

2.	Basis of preparation and summary of material accounting policies (continued)

(b)	Restatement of financial statements during the hyperinflationary periods (continued)

All items except those arising from foreign operations in the statement of cash flows are expressed in a measuring unit current at the balance sheet date.

The subsidiaries that use functional currencies other than Turkish Lira (foreign companies with economies that are not considered to be hyperinflationary), do not apply IAS 29 (except for the adjustment of inflation for comparative presentation). The Group restates all comparative consolidated results and financial position in terms of the measuring unit current at the reporting date. The effect arising from the restatement of the beginning of the period net assets of the subsidiaries operating in the related foreign countries to the current period-end purchasing power for presentation purposes due to inflation accounting is reflected in foreign currency translation differences.

(c)	Functional and presentation currency

(i)	Transactions and balances

Transactions denominated in foreign currencies are translated into the functional currency using the exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are translated into the functional currency using the exchange rates at that date.

Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are translated to the functional currency using the exchange rates at the date when the fair value was determined. Exchange differences on assets and liabilities carried at fair value are reported as part of the fair value gain or loss.

Foreign exchange gains and losses are recognized in profit or loss, except:

•	For capitalized foreign exchange differences relating to borrowings to the extent that they are regarded as an adjustment to interest costs eligible for capitalization.

•	Foreign exchange differences are deferred in equity if they relate to qualifying cash flow hedges and qualifying net investment hedges or are attributable to part of the net investment in a foreign operation.

•	Foreign exchange gains and losses are presented in the statement of profit or loss on a net basis within finance income or finance costs.

(ii)	Foreign operations

The results and financial position of foreign operations (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

•	Assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet,

•	Equity for each balance sheet presented is translated at historic cost at the date of transaction,

•	Income and expenses for each statement of profit or loss and statement of comprehensive income are translated at average monthly exchange rates (unless this is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions) and

•	All resulting exchange differences are recognized in other comprehensive income and accumulated in the foreign currency translation reserve, in equity.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2025

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2025 unless otherwise stated.)

2.	Basis of preparation and summary of material accounting policies (continued)

(c)	Functional and presentation currency (continued)

(ii)	Foreign operations (continued)

•	On consolidation, exchange differences arising from the translation of borrowings designated as hedges of any net investment in foreign entities are recognized in other comprehensive income. When a foreign operation is sold, the associated exchange differences are reclassified to profit or loss, as part of the gain or loss on sale.

•	Foreign currency translation differences reclassified to the statement of profit or loss on disposal of a subsidiary are foreign currency translation differences arising on the conversion from the functional currency of the subsidiary sold to TL, which is the presentation currency of the Group.

Goodwill and fair value adjustments arising on the acquisition of a foreign operation are treated as assets and liabilities of the foreign operation and translated at the closing rate.

(d)	Use of estimates and judgments

The preparation of the consolidated financial statements requires the use of accounting estimates. Management also needs to exercise judgment in applying the Group’s accounting policies. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Alterations to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Information about significant areas of estimation, uncertainty and critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements are described below:

Allowance for doubtful receivables

For trade receivables and contract assets the Group applies the simplified approach to providing for expected credit losses (ECL) prescribed in IFRS 9, which requires the use of the lifetime expected loss provision. The Group performed the calculation of ECL rates separately for individual, corporate and wholesale customers. The ECLs were calculated based on actual credit loss experience over the past years. Exposures within each group were segmented based on common credit risk characteristics such as delinquency status. Future collection performance of receivables is estimated by considering general economic conditions to incorporate forward looking information to the expected credit loss calculations.

The Group also applies the general approach defined in IFRS 9 for the recognition of impairment losses on receivables from financial services, carried at amortized cost. Group appropriately classifies its financial instruments considering common risk factors (such as the type of the instrument, credit risk rating, guarantees, time to maturity and sector) to determine whether the credit risk on a financial instrument has increased significantly and to account appropriate amount of credit losses in the consolidated financial statements.

Capitalization and useful lives of assets

The Group evaluates the nature of the capitalized asset for its property, plant and equipment and intangible assets within the scope of IAS 16 and IAS 38 standards, and accordingly, the related assets are depreciated from the date at which the assets are ready for use. The useful lives of such assets depend on management’s view, considering historical experience with similar products as well as anticipation of future events which may impact their life such as changes in technology.

The useful lives and residual values of the Group’s assets are estimated by management at the time the asset is acquired and regularly reviewed for appropriateness. The Group defines useful lives of its assets in terms of the assets’ expected utility to the Group.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2025

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2025 unless otherwise stated.)

2.	Basis of preparation and summary of material accounting policies (continued)

(d)	Use of estimates and judgments (continued)

Capitalization and useful lives of assets (continued)

This judgment is based on the experience of the Group with similar assets. In determining the useful life of an asset, the Group also follows technical and/or commercial obsolescence arising on changes or improvements from a change in the market. The useful lives of the telecommunication licenses are based on the duration of the license agreements.

Gross versus net presentation of revenue

When the Group sells goods or services as a principal, revenue and operating costs are recorded on a gross basis. When the Group sells goods or services as an agent, revenue and operating costs are recorded on a net basis, representing the net margin earned. Whether the Group is considered to be acting as principal or agent in the transaction depends on management’s analysis described below and such judgments impact the amount of reported revenue and operating costs but do not impact reported assets, liabilities or cash flows:

Indicators that an entity is a principal:

•	The entity is primarily responsible for fulfilling the promise to provide the specified good or service,

•	The entity has inventory risk before the specified good or service has been transferred to a customer or after transfer of control to the customer,

•	The entity has discretion in establishing the price for the specified good or service.

Contracted handset sales

The Group, the distributors and dealers offer joint campaigns to the subscribers which may include the sale of device by the dealer and/or distributor and a communication service to be provided by the Company. The Company recognizes revenue on net basis, representing the net margin earned, where all or most of the indicators below exists for the device in these transactions:

-	The Company is not the primary obligor for the sale of handset,

-	The Company does not have control over the sale prices of handsets,

-	The Company has no inventory risk.

In all other cases, where above factors do not exist, the Company tends to make judgement primarily by seeking whether or not the inventory risk exists. Inventory risk may arise from the Group’s exposure to economic loss for inventory held prior to the transfer of control to the customer, and/or from firm minimum-purchase commitments with suppliers that expose the Group to economic loss.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2025

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2025 unless otherwise stated.)

2.	Basis of preparation and summary of material accounting policies (continued)

(d)	Use of estimates and judgments (continued)

Income taxes

The calculation of income taxes involves a degree of estimation and judgment in respect of certain items whose tax treatment cannot be finally determined until resolution has been reached with the relevant tax authority or, as appropriate, through formal legal process.

As part of the process of preparing the consolidated financial statements, the Group is required to estimate the income taxes in each of the jurisdictions and countries in which it operates. This process involves estimating the actual current tax exposure together with assessing temporary differences resulting from differing treatment of items, such as deferred revenue and reserves for tax and accounting purposes.

The recognition of deferred tax assets is based upon whether it is probable that future taxable profits will be available against which unrecognized tax losses and temporary differences can be utilized. Recognition, therefore, involves judgment regarding the future financial performance of the particular legal entity in which the deferred tax asset has been recognized.

Provisions, contingent liabilities and contingent assets

As detailed and disclosed in Note 32, the Group is involved in a number of investigations and legal proceedings (both as a plaintiff and as a defendant) arising in the ordinary course of business. All these investigations and litigations are evaluated by the Group Management and when it is probable that an outflow of resources will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation, they are accounted for in the consolidated financial statements. For ongoing investigations, Group Management considers the following in determining if a provision should be recognized and the amount of provision needed; i) actual results of investigations in similar nature, ii) information gathered from investigating regulators during oral defense or other meetings, iii) publicly available information about developments at similar investigations completed by the investigating authority. Future results or outcome of these investigations and litigations might differ from these Group Management’s expectations.

All significant investigations and litigations are disclosed unless possibility of outflow is considered remote (and where information concerning provisions are very sensitive, and full disclosure could prejudice the outcome of cases). As at the reporting date, the Group Management believes that appropriate recognition criteria and measurement basis are applied to provisions, contingent liabilities and contingent assets and that sufficient information is disclosed in the notes to enable users to understand their nature, timing and amount by considering current conditions and circumstances.

Asset Retirement Obligation

The Group recognize dismantling cost for towers and base stations and provision for site restoration in the cost of an item of property, plant and equipment where the company has such a legal or constructive obligation. The dismantling costs are calculated according to best estimate of future expected payments discounted at a discount rate that reflects current market assessments of the time value of money and the risks specific to the liability. Net present value of dismantling cost is recognized as cost of the item of property, plant and equipment in non-current assets and as a long-term provision in non-current liability. Depreciation is calculated by using the same useful life relating to that asset and discount interest expense is recognized under finance cost in the statement of profit or loss. The Group expects that the obligations for dismantling, removing and site restoration will not be realized before the associated assets’ end of useful life. Obligations for dismantling, removing and site restoration are discounted using a discount rate of 9.8% –30.5% at 31 December 2025 (31 December 2024: 9.5% –31.2%)

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2025

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2025 unless otherwise stated.)

2.	Basis of preparation and summary of material accounting policies (continued)

(d)	Use of estimates and judgments (continued)

Floating rate loans and borrowings

For floating–rate loans and borrowings, The Group calculates the effective interest rate(“EIR”) based on a market–derived yield curve applicable for the entire life of the instrument. While applying this approach, the calculated EIR is applied until estimated future cash flows are revised, at which point a new EIR is calculated based on the revised cash flow expectations and the current carrying amount.

(e)	Changes in accounting policies

Other than the adoption of the new and revised standards as explained in Note 2(z), the Group did not make any significant changes to its accounting policies during the current year.

(f)	Changes in accounting estimates

If the application of changes in the accounting estimates affects the financial results of a specific period, the changes in the accounting estimates are applied in that specific period, if they affect the financial results of current and following periods; the accounting estimate is applied prospectively in the period in which such change is made. A change in the measurement basis applied is a change in an accounting policy, and is not a change in an accounting estimate.

The Company does not have significant changes in accounting estimates during the year.

(g)	Comparative information and revision of prior period financial information

The consolidated financial statements of the Group are prepared comparatively with the previous period in order to enable comparability of the financial position and performance trends. In order to comply with the presentation of the current period consolidated financial statements, comparative information is reclassified when deemed necessary and significant differences are disclosed. Significant changes in accounting policies and significant accounting errors are applied retrospectively and prior period financial statements are restated.

The Group has re-evaluated the operating segments in 2025 and changed the segments. As such, prior year segment reporting was restated to be in line with current operating segment structure (Note 5)

(h)	Principles of consolidation and equity accounting

(i)	Business combinations

Business combinations are accounted for using the acquisition method. The consideration transferred in a business combination comprises:

•	The fair value of the assets transferred,

•	Liabilities incurred to the former owners of the acquired business,

•	Equity interests issued by the Group,

•	The fair value of any asset or liability resulting from a contingent consideration arrangement, and

•	The fair value of any pre-existing equity interest in the subsidiary.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2025

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2025 unless otherwise stated.)

2.	Basis of preparation and summary of material accounting policies (continued)

(h)	Principles of consolidation and equity accounting (continued)

(i)	Business combinations (continued)

Acquisition-related costs are expensed as incurred.

Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are, with limited exceptions, measured initially at their fair values at the acquisition date.

Goodwill is measured as the excess of the aggregate of the consideration transferred and the amount recognized for non-controlling interests. The Group recognizes any non-controlling interest in the acquired entity on an acquisition-by-acquisition basis either at fair value or at the non-controlling interest’s proportionate share of the acquired entity’s net identifiable assets.

Where settlement of any part of cash consideration is deferred, the amounts payable in the future are discounted to their present value as at the date of exchange. The discount rate used is the entity’s incremental borrowing rate, being the rate at which a similar borrowing could be obtained from an independent financier under comparable terms and conditions.

Contingent consideration is classified either as equity or a financial liability. Amounts classified as a financial liability are subsequently remeasured to fair value with changes in fair value recognized in profit or loss.

(ii)	Subsidiaries

Subsidiaries comprise all entities over which the Group has control. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date that control ceases.

The Company reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control listed above.

Intercompany transactions, balances and unrealized gains on transactions between group companies are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the transferred asset.

Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

Non-controlling interests in the results and equity of subsidiaries are shown separately in the consolidated statement of profit or loss, statement of comprehensive income, statement of changes in equity and statement of financial position, respectively.

(iii)	Changes in ownership interests

The Group treats transactions with non-controlling interests that do not result in a loss of control as transactions with equity owners of the Group. A change in ownership interest results in an adjustment between the carrying amounts of the controlling and non-controlling interests to reflect their relative interests in the subsidiary. Any difference between the amount of the adjustment to the non-controlling and any consideration paid or received is recognized in retained earnings within equity attributable to owners of the Company.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2025

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2025 unless otherwise stated.)

2.	Basis of preparation and summary of material accounting policies (continued)

(h)	Principles of consolidation and equity accounting (continued)

(iv)	Business combinations under common control

Business combinations between entities or businesses under common control are excluded from the scope of IFRS 3. In a business combination under common control, assets and liabilities of the acquired entity are stated at predecessor carrying values. Any difference between the consideration given and the aggregate book value of the assets and liabilities of the acquired entity at the date of the transaction is recognized in equity. The acquired entity’s results and financial position are incorporated as if both entities (acquirer and acquiree) had always been combined, or using the results from the date when either entity joined the Group, where such a date is later.

(v)	Investments in associates and joint ventures

An associate is an entity over which the Group has significant influence, but not control or joint control. This is generally the case where the Group holds between 20% and 50% of the voting rights. A joint venture is a type of joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the joint venture. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control. Investments in associates and joint ventures are accounted for using the equity method of accounting after initially being recognized at cost.

The accounting policies of both companies are aligned with those of the Group. Therefore, no adjustments are made when measuring and recognizing the Group’s share of the profit or loss of the investees after the date of acquisition.

There is no significant goodwill included in the carrying value of associate or joint venture.

Under the equity method of accounting, an investment in an associate is initially recognized at cost and adjusted thereafter to recognize the Group’s share of the post-acquisition profits or losses of the investee in profit or loss, and the Group’s share of movements in other comprehensive income of the investee in other comprehensive income.

The carrying amount of equity-accounted investments is tested for impairment if impairment indicators exist.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2025

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2025 unless otherwise stated.)

2.	Basis of preparation and summary of material accounting policies (continued)

(i)	Financial instruments

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity.

Financial Assets

The classification of financial assets at initial recognition depends on the financial asset’s contractual cash flow characteristics and the Group’s business model for managing them. The Group initially measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs.

In order for a financial asset to be classified and measured at amortized cost or fair value through other comprehensive income, it needs to give rise to cash flows that are ‘solely payments of principal and interest (SPPI)’ on the principal amount outstanding. This assessment is referred to as the SPPI test and is performed at an instrument level. Financial assets with cash flows that are not SPPI are classified and measured at fair value through profit or loss, irrespective of the business model.

The Group’s business model for managing financial assets refers to how it manages its financial assets in order to generate cash flows. The business model determines whether cash flows will result from collecting contractual cash flows, selling the financial assets, or both. Financial assets classified and measured at amortized cost are held to collect contractual cash flows while financial assets classified and measured at fair value through other comprehensive income are held to collect contractual cash flows and selling.

i)	Subsequent measurement

For purposes of subsequent measurement, financial assets are classified in four categories:

•	Financial assets at amortized cost (debt instruments)

•       Financial assets at fair value through other comprehensive income with recycling of cumulative gains and losses (debt instruments)

•       Financial assets designated at fair value through other comprehensive income with no recycling of cumulative gains and losses upon derecognition (equity instruments)

•	Financial assets at fair value through profit or loss

(ii)	Financial assets at amortized cost (debt instruments)

Financial assets at amortized cost are subsequently measured using EIR method and are subject to impairment. Gains and losses are recognized in profit or loss when the asset is derecognized, modified or impaired.

The Group’s financial assets at amortized cost includes time deposits with maturity more than three months. For more information, refer to Note 24.

(iii)	Financial assets at fair value through other comprehensive income (debt instruments)

For debt instruments at fair value through other comprehensive income, interest income, foreign exchange revaluation and impairment losses or reversals are recognized in the statement of profit or loss and computed in the same manner as for financial assets measured at amortized cost. The remaining fair value changes are recognized in other comprehensive income. Upon derecognition, the cumulative fair value change recognized in other comprehensive income is recycled to profit or loss.

The Group’s debt instruments at fair value through other comprehensive income includes investments in listed debt securities. For more information, refer to Note 24.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2025

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2025 unless otherwise stated.)

2.	Basis of preparation and summary of material accounting policies (continued)

(i)	Financial instruments (continued) Financial Assets (continued)

(iv)	Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss are carried in the statement of financial position at fair value with net changes in fair value recognized in the statement of profit or loss.

This category includes investment funds and income from money market fund, and currency protected time deposits which the Group were irrevocably designated at fair value through profit or loss.

When an investment in an associate or a joint venture is held by, or is held indirectly through, an entity that is a venture capital organization, or a mutual fund, unit trust and similar entities including investment-linked insurance funds, the entity may elect to measure that investment at fair value through profit or loss in accordance with IFRS 9.Thus, the Group elects to measure all investments held by RE-PIE Portfoy Yonetim A.S Turkcell Yeni Teknolojiler Girisim Sermayesi (“Turkcell GSYF”) at fair value through profit or loss. For more information, refer to Note 24.

(v)	Impairment

The Group assesses on a forward-looking basis ECL associated with its debt instruments carried at amortized cost and fair value through other comprehensive income. The impairment methodology applied depends on whether there has been a significant increase in credit risk.

Loss allowances are measured on either of the following bases.

•	12 month expected credit losses (ECLs): these are ECLs that result from possible default events within the 12 months after the reporting date and

•	Lifetime ECLs: these are ECLs that result from all possible default events over the expected life of a financial instrument.

All Group companies apply simplified lifetime ECL measurement for trade receivables and contract assets except Turkcell Finansman which applies the general approach for trade receivable and contract assets.

Cash and cash equivalents

For the purpose of presentation in the statement of cash flows, cash and cash equivalents includes cash on hand, deposits held at call with financial institutions and other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

(i)	Sale and Repurchase Agreements

Securities purchased under agreements to resell (“Reverse Repo”) are classified and measured at amortized cost with the objective to collect contractual cash flows that are SPPI. Reverse repo transactions are recognized as cash and cash equivalents because they have short-term maturity and is readily convertible to a known amount of cash and subject to an insignificant risk of changes in value.

Central Bank Accounts

According to the “Regulation on Required Reserves (Issue: 2013/15)” published in the Official Gazette No. 31818 on 23 April 2022, TL-denominated cash loans determined by the Central Bank and their issued securities—based on the accounting standards and record-keeping principles applicable to financing companies—loans obtained from domestic banks were also made subject to required reserves. With the amendment to the Communiqué published in the Official Gazette dated 2 December 2025 and numbered 33095, it was decided that TL and foreign currency liabilities of financing companies to domestic banks would be excluded from the scope of required reserves.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2025

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2025 unless otherwise stated.)

2.	Basis of preparation and summary of material accounting policies (continued)

(i)	Financial instruments (continued)

Central Bank Accounts (continued)

As for the liabilities subject to required reserves, the rates for Turkish lira required reserves are between 3% and 8% depending on the maturity structure, while the rates for foreign currency required reserves are between 5% and 28%, depending on the maturity structure. (As of 31 December 2024: 5% - 26%). Required reserves are reported as restricted cash under other current assets (Note 17).

Trade receivables

Trade receivables are amounts due from customers for goods sold or services performed in the ordinary course of business. If collection of the amounts is expected in one year or less, they are classified as current assets. If not, they are presented as non-current assets.

Current trade receivables that do not contain a significant financing component are measured at the transaction price, less provision for impairment. When the period between the transfer of the promised good or service and the payment is one year or less, the Group applies the practical expedient and does not adjust the consideration for the effects of a significant financing component. However, non-current trade receivables are recognized initially at fair value and subsequently measured at amortized cost using EIR method, less provision for impairment. See Note 35 for a description of the Group’s impairment policies.

Related parties

A related party is a person or entity that is related to the Group.

(a)	A person or a close member of that person’s family is related to the Group if that person:

(i)	has control or joint control of the Group

(ii)	has significant influence over the Group; or

(iii)	is a member of the key management personnel of the Group or of a parent of the Group.

(b)	An entity is related to the Group if any of the following conditions applies:

(i) The entity and the Group are members of the same group (which means that each parent, subsidiary and fellow subsidiary is related to the others).

(ii) One entity is an associate or joint venture of the other entity (or an associate or joint venture of a member of a group of which the other entity is a member).

(iii) Both entities are joint ventures of the same third party.

(iv) One entity is a joint venture of a third entity and the other entity is an associate of the third entity.

(v) The entity is a post-employment benefit plan for the benefit of employees of either the Group or an entity related to the Group. If the Group is itself such a plan, the sponsoring employers are also related to the Group.

(vi) The entity is controlled or jointly controlled by a person identified in (a).

(vii) A person identified in (a) (i) has significant influence over the entity or is a member of the key management personnel of the entity (or of a parent of the entity).

(viii) The entity, or any member of a group of which it is a part, provides key management personnel services to the reporting entity or to the parent of the reporting entity

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2025

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2025 unless otherwise stated.)

2.	Basis of preparation and summary of material accounting policies (continued)

(i)	Financial instruments (continued) Financial liabilities

All financial liabilities are recognized initially at fair value and, in the case of loans and borrowings and payables, net of directly attributable transaction costs.

The Group’s financial liabilities include trade and other payables, loans and borrowings, and derivative financial instruments.

(i)	Subsequent measurement

For purposes of subsequent measurement, financial liabilities are classified in two categories:

•	Financial liabilities at fair value through profit or loss

•	Financial liabilities at amortized cost (loans and borrowings)

(ii)	Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss include financial liabilities held for trading and financial liabilities designated upon initial recognition as at fair value through profit or loss.

Financial liabilities are classified as held for trading if they are incurred for the purpose of repurchasing in the near term. This category also includes derivative financial instruments entered into by the Group that are not designated as hedging instruments in hedge relationships as defined by IFRS 9. Separated embedded derivatives are also classified as held for trading unless they are designated as effective hedging instruments. Gains or losses on liabilities held for trading are recognized in the statement of profit or loss.

(iii)	Financial liabilities at amortized cost (loans and borrowings)

After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortized cost using the EIR method. Gains and losses are recognized in profit or loss when the liabilities are derecognized as well as through the EIR amortization process.

Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortization is included as finance costs in the statement of profit or loss. For more information, refer to Note 28.

(iv)	Derecognition

A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expires. When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as the derecognition of the original liability and the recognition of a new liability. The difference in the respective carrying amounts is recognized in the statement of profit or loss.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2025

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2025 unless otherwise stated.)

2.	Basis of preparation and summary of material accounting policies (continued)

(i)	Financial instruments (continued)

Offsetting financial assets and financial liabilities

Financial assets and liabilities are offset and the net amount presented in the statement of financial position where the Group has a legally enforceable right to offset the recognized amounts, and there is an intention to settle on a net basis or to realize the asset and settle the liability simultaneously.

(j)	Derivative financial instruments and hedge accounting

Derivative instruments are initially recognized at the acquisition cost reflecting the fair value on the date on which a derivative contract is entered into and are subsequently remeasured at fair value. The derivative instruments of the Group mainly consist of participating cross currency swap contracts which is a cross- currency swap product featuring both buy and sell option structures, cross currency /interest rate swap contracts, foreign currency swap contracts and currency forward contracts instruments. These derivative transactions, even though providing effective economic hedges under the Group risk management position, do not generally qualify for hedge accounting under the specific rules and are therefore treated as derivatives held for trading in the consolidated financial statements. The fair value changes for these derivatives are recognized in the consolidated income statement.

Fair values of foreign exchange forwards, interest rate and foreign exchange swaps (IRS, Cross Currency Swaps etc.) and options are calculated with market levels of interest rates and Central Bank of Republic of Türkiye (“CBRT”) exchange rates via valuation methods and pricing instruments correspondent with market standards. If market levels are not available for valuation date, fair value for forward contracts will be the value of the discounted future value of the difference between contract price level and forward value of CBRT exchange rate with risk free rates for the period. Interest rate and currency swaps will be valued with the difference of the discounted cash flows of each leg of the swaps using risk free rates and CBRT exchange rates. Option transactions will be valued with option pricing models using risk free rates and CBRT exchange rates.

At inception of the hedge relationship, the Group documents the economic relationship between hedging instruments and hedged items including whether changes in the cash flows of the hedging instruments are expected to offset changes in the cash flows of hedged items. The Group documents its risk management objective and strategy for undertaking its hedge transactions. The hedging transactions of the Group that qualify for hedge accounting are accounted for as follows:

(i)	Fair value hedge

Changes in the fair value of derivatives that are designated and qualified as fair value hedges are recorded in the income statement, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk. The change in the fair value of hedged asset or liability attributable to the hedged risk is recorded as part of the carrying value of the hedged asset or liability during the effective hedging relationship. If the hedge no longer meets the criteria for hedge accounting, the adjustment to the carrying amount of a hedged item, for which the effective interest method is used, is amortized using a recalculated effective interest rate.

Fair value hedge accounting has not been applied as of 31 December 2025 and 2024.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2025

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2025 unless otherwise stated.)

2.	Basis of preparation and summary of material accounting policies (continued)

(j)	Derivative financial instruments and hedging accounting (continued)

(ii)	Cash flow hedge

Hedges of exposures to variability in cash flows that are attributable to a particular risk associated with a recognized asset or liability or a highly probable forecast transaction and could affect profit and loss are designated as cash flow hedges by the Group in accordance with IFRS 9 hedge accounting requirement. The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in the cash flow hedge reserve within equity. The gain or loss relating to the ineffective portion is recognized immediately in profit or loss. Gains or losses relating to the effective portion of the change in intrinsic value of the options are recognized in the cash flow hedge reserve within equity. The changes in the time value of the options that relate to the hedged item (“aligned time value”) are recognized within other comprehensive income in the costs of hedging reserve within equity.

Under IFRS 9, at inception of the hedge relationship, the Group documents the economic relationship between hedging instruments and hedged items including whether changes in the cash flows of the hedging instruments are expected to offset changes in the cash flows of hedged items. The Group documents its risk management objective and strategy for undertaking its hedge transactions.

Hedging relationship is discontinued in its entirety when as a whole it ceases to meet the qualifying criteria after considering the rebalancing of the hedging relationship. Voluntary discontinuation is not done, as it’s prohibited by IFRS 9. Hedge accounting is discontinued when the risk management objective for the hedging relationship has changed, the hedging instrument expires or is sold, terminated or exercised, there is no longer an economic relationship between the hedged item and hedging instrument or when the effect of credit risk starts dominating the value changes that result from the economic relationship.

When the Group discontinues hedge accounting for a cash flow hedge it accounts for the amount that has been accumulated in the cash flow hedge reserve as follows;

-If the hedged future cash flows are still expected to occur, that amount shall remain in the cash flow hedge reserve until the future cash flows occur. That amount shall be reclassified from the cash flow hedge reserve to profit or loss as a reclassification adjustment in the same period or periods during which the expected future cash flows affect profit or loss.

- If the hedged future cash flows are no longer expected to occur, that amount shall be immediately reclassified from the cash flow hedge reserve to profit or loss as a reclassification adjustment

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2025

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2025 unless otherwise stated.)

2.	Basis of preparation and summary of material accounting policies (continued) Derivative financial instruments and hedging accounting (continued)

(iii)	Foreign currency hedge of net investments in foreign operations

Foreign exchange gains or losses on the hedging instrument relating to the effective portion of the foreign currency hedge of net investments in foreign operations are recognized in other comprehensive income while any gains or losses relating to the ineffective portion is recognized in the income statement. Tax effects of foreign exchange gains or losses on the hedging instrument relating to the effective portion of the foreign currency hedge of net investments in foreign operations is recognized under other comprehensive income as well (Note 34).

(k)	Property, plant and equipment

(i)	Recognition and measurement

Items of property, plant and equipment are stated at historical cost adjusted for the effects of inflation during the hyperinflationary period, where applicable, less depreciation and impairment losses. Historical cost includes expenditure that is directly attributable to the acquisition of the asset. The cost of self-constructed assets includes cost of materials and direct labor, any other costs directly attributable to bringing the asset to a working condition for its intended use and the costs of dismantling and removing the items and restoring the site on which they are located, if any.

Gains and losses on disposals are determined by comparing proceeds with the carrying amount. These are included in profit or loss.

Changes in the obligation to dismantle, remove assets on sites and to restore sites on which they are located, other than changes deriving from the passing of time, are added or deducted from the cost of the assets in the period in which they occur. The amount deducted from the cost of the asset cannot exceed the balance of the carrying amount on the date of change, and any excess balance is recognized immediately in profit or loss. An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount.

(ii)	Subsequent costs

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The carrying amount of any component accounted for as a separate asset is derecognized when replaced. All other repairs and maintenance are charged to profit or loss during the reporting period in which they are incurred.

(iii)	Depreciation

Depreciation is calculated using the straight-line method to allocate their cost, net of their residual values, over their estimated useful lives.

Land is not depreciated.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2025

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2025 unless otherwise stated.)

2.	Basis of preparation and summary of material accounting policies (continued)

(k)	Property, plant and equipment (continued)

(iii)	Depreciation (continued)

The ranges of estimated useful lives are as follows:

Mobile network infrastructure	4–20 years
Fixed network infrastructure	3–25 years
Call center equipment	4–8 years
Buildings	21–25 years
Equipment, fixtures and fittings	2–10 years
Motor vehicles	4 – 6 years
Electricity power plant	20 years
Leasehold improvements	3 – 5 years

Depreciation methods, useful lives and residual values are reviewed, and adjusted if appropriate, at the end of each reporting period.

(iv)	Borrowing costs

General and specific borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset are capitalized during the period that is required to complete and prepare the asset for its intended use or sale. Qualifying assets are assets that necessarily take a substantial period to get ready for their intended use or sale. Other borrowing costs are expensed in the period in which they are incurred.

(l)	Intangible assets

(i)	Telecommunication licenses

Separately acquired telecommunication licenses are stated at historical cost adjusted for the effects of inflation during the hyperinflationary period, where applicable, less amortization and impairment losses.

Amortization

Amortization is recognized in the statement of profit or loss on a straight-line basis by reference to the license period. The range of estimated useful life for telecommunication licenses are as follows:

Telecommunications licenses	6 – 20 years

The Company has been granted the 2G, 3G and 4.5G licenses on 27 April 2023 (renewed) 30 April 2009 and 26 August 2015, respectively. The licenses are effective for 6, 20 and 13 years, respectively.

(ii)	Computer software

Acquired computer software licenses are stated at historical cost adjusted for the effects of inflation during the hyperinflationary period, where applicable, less amortization and impairment losses. Acquired computer software licenses are capitalized based on the costs incurred to acquire and bring to use the specific software.

Costs associated with maintaining computer software programs are recognized as an expense as incurred.

Development costs that are directly attributable to the design and testing of identifiable and unique software products controlled by the Group are recognized as intangible assets when the following criteria are met:

•	It is technically feasible to complete the software such that it will be available for use,

•	Management intends to complete the software and use or sell it,

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2025

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2025 unless otherwise stated.)

2.	Basis of preparation and summary of material accounting policies (continued)

(I)	Intangible assets (continued)

(ii)	Computer software (continued)

•	There is an ability to use or sell the software,

•	It can be demonstrated how the software will generate probable future economic benefits,

•	Adequate technical, financial and other resources to complete the development and to use or sell the software are available and

•	The expenditure attributable to the software during its development can be reliably measured.

Directly attributable costs that are capitalized as part of the software include employee costs and an appropriate portion of relevant overheads.

Research expenditure and development expenditure that do not meet the criteria above are recognized as an expense as incurred. Development costs previously recognized as an expense are not recognized as an asset in a subsequent period.

Capitalized development costs are recorded as intangible assets and amortized from the point at which the asset is ready for use.

Amortization

Amortization is recognized in the statement of profit or loss on a straight-line basis over the estimated useful lives. The range of estimated useful life for computer software are as follows:

Computer software	3 – 8 years

Amortization methods, useful lives and residual values are reviewed, and adjusted if appropriate, at the end of each reporting period.

(iii)	Other intangible assets

Other intangible assets that are acquired by the Group which have finite useful lives are stated at historical cost adjusted for the effects of inflation during the hyperinflationary period, where applicable, less amortization and impairment losses. Indefeasible Rights of Use (“IRU”) are rights to use a portion of an asset’s capacity granted for a fixed period of time. IRUs are recognized as intangible asset when the Group has specific indefeasible rights to use an identified portion of an underlying asset and the duration of the right is for the major part of the underlying asset's useful economic life. IRUs are amortized over the shorter of the underlying asset's useful economic life and the contract term.

Amortization

Amortization is recognized in the statement of profit or loss on a straight-line basis over the estimated useful lives. The ranges of the estimated useful lives for other intangible assets are as follows:

Indefeasible right-of-use	15 years
Transmission line software	5–10 years
Subscriber acquisition cost	2–7 years
Electricity production license	20 years

Amortization methods, useful lives and residual values are reviewed, and adjusted if appropriate, at the end of each reporting period. Useful lives of subscriber acquisition cost are determined based on expected subscriber lifetimes.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2025

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2025 unless otherwise stated.)

2.	Basis of preparation and summary of material accounting policies (continued)

(I)	Intangible assets (continued)

Goodwill

Goodwill on acquisitions of subsidiaries is included in intangible assets. Goodwill is not amortized but it is tested for impairment annually, or more frequently if events or changes in circumstances indicate that it might be impaired. It is carried at cost adjusted for the effects of inflation during the hyperinflationary period (when it is arising from acquisition of a business whose functional currency is hyperinflationary), less accumulated impairment losses. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

(m)	Investment properties

Recognition and measurement

Investment properties are properties held for rental yields and/or for capital appreciation (including property under construction for such purposes). Investment properties are stated at historical cost adjusted for the effects of inflation during the hyperinflationary period, where applicable, less depreciation and impairment losses.

An investment property is derecognized upon disposal or when the investment property is permanently withdrawn from use and no future economic benefits are expected from the disposal. Any gain or loss arising on derecognition of the property (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in profit or loss in the period in which the property is derecognized.

Depreciation

Depreciation is calculated using the straight-line method to allocate their cost, net of their residual values, over their estimated useful lives. The ranges of estimated useful lives are as follows:

Investment Property	25-45 years

Depreciation methods, useful lives and residual values are reviewed, and adjusted if appropriate, at the end of each reporting period.

(n)	Inventories

Inventories are stated at the lower of cost, which is adjusted for the effects of inflation during the hyperinflationary period, where applicable, and net realizable value. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs necessary to make the sale. Cost of inventory is determined using the weighted average method and comprises all costs of purchase and other costs incurred in bringing the inventories to their present location and condition. Costs of purchased inventory are determined after deducting rebates and discounts. At 31 December 2025 and 2024, inventories mainly consisted of mobile phone and its accessories, tablet, sim-cards, tower construction materials and other electronic products.

(o)	Impairment of non-financial assets

The Group assesses, at each reporting period, whether there is an indication that an asset may be impaired. If any indication exists, or when annual impairment testing for an asset is required, the Group estimates the asset’s recoverable amount. An asset’s recoverable amount is the higher of an asset’s or cash generating unit’s (“CGU”) fair value less costs of disposal and its value in use. The recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. When the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2025

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2025 unless otherwise stated.)

2.	Basis of preparation and summary of material accounting policies (continued)

(o)	Impairment of non-financial assets (continued)

For assets excluding goodwill, an assessment is made at each reporting date to determine whether there is an indication that previously recognized impairment losses no longer exist or have decreased.

(p)	Employee benefits

(i)	Short-term obligations

Liabilities for salaries including non-monetary benefits that are expected to be settled wholly within 12 months after the end of the period in which the employees render the related service are recognized in respect of employees’ services up to the end of the reporting period and are measured at the amounts expected to be paid when the liabilities are settled. The liabilities are presented as employee benefit obligations in the statement of financial position.

(ii)	Post-employment benefits

In accordance with the labor law in Türkiye, the Company and its subsidiaries in Türkiye are required to make lump-sum payments to employees who have completed one year of service and whose employment is terminated without cause or who retire, are called up for military service or die. Such payments are considered as being part of defined benefit plans in accordance with IAS 19 Employee Benefits (“IAS 19”). Thus, the Group has recognized the retirement pay liability provision which is calculated by estimating the present value of future probable obligation of the Company and its subsidiaries in Türkiye arising from retirement of employees. Provision for retirement pay liability is calculated by independent actuaries using the projected unit credit method. The calculated actuarial gains and losses are all recognized in other comprehensive income. For Turkish legal entities, the provision is calculated based on 30 days' pay up to a maximum TL 53.9 as at 31 December 2025 (31 December 2024: TL 41.8), per year of employment, which is adjusted for future increases due to inflation applicable at the date of retirement. Discount rate used for calculating retirement pay liability as of 31 December 2025 is 3.85% (31 December 2024: 2.2%).

(iii)	Share-based payments

The Group provides a cash-settled share-based payment plan for selected employees in return for their services. For cash-settled share-based payment transactions, the Group measures services received and the liability incurred at the fair value of the liability. Liabilities for cash-settled share-based payment plan are recognized as employee benefit expense over the relevant service period. The fair value of the liability is re-measured at each reporting date and at the settlement date. Any changes in fair value are recognized in profit or loss for the period.

(iv)	Personnel bonus

Provision for bonus is provided when the bonus is a legal obligation, or past practice would make the bonus a constructive obligation and the Group is able to make a reliable estimate of the obligation.

(v)	Defined contribution plans

For defined contribution plans, the Group pays contributions to publicly or privately administered pension insurance plans on a mandatory, contractual or voluntary basis. The Group has no further payment obligations once the contributions have been paid. The contributions are recognized as employee benefit expense when they are due.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2025

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2025 unless otherwise stated.)

2.	Basis of preparation and summary of material accounting policies (continued)

(q)	Provisions

A provision is recognized if, as a result of a past event, the Group has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of resources will be required to settle the obligation.

Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognized even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.

Provisions are measured at the present value of management’s best estimate of the outflow required to settle the present obligation at the end of the reporting period. The discount rate used to determine the present value is a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. The increase in the provision due to the passage of time is recognized as interest expense.

Dismantling, removal and restoring sites obligation

The Group is required to incur certain costs in respect of a liability to dismantle and remove assets and to restore sites on which the assets were located. The dismantling costs are calculated according to best estimate of future expected payments discounted at a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the liability.

(r)	Revenue

Revenue principally consists of telecommunication services revenue, equipment revenue, revenue from financial services and other revenues.

General principles of revenue recognition are summarized below.

Revenue is recognized at the amount of the transaction price that is allocated to the performance obligation. The transaction price is the amount of consideration to which an entity expects to be entitled in exchange for transferring promised goods or services to a customer. Revenue is recognized when control is transferred to the customer.

Revenue from telecommunication services includes postpaid and prepaid revenue from voice, data, messaging and value-added services, fixed internet services, interconnect revenue, and roaming revenue.

The Group generally recognizes telecommunication revenue over time as it transfers services to its customers because the subscriber simultaneously receives and consumes the benefits provided by the Group, as the Group performs. For certain contracts, the Group recognizes revenue for the products and services early within the contract term, where the collection is made in deferred terms. Collection under these contracts, are considered probable as the Group has contractual right to collect, it has a firm policy and practice to enforce its contractual rights and has a historic pattern of collection.

As a practical expedient, if at contract inception the Group expects that the period between the transfer of a promised good or service to a customer and the customer’s payment for that good or service will be one year or less, the Group does not adjust the promised consideration for the effects of a significant financing component. This practical expedient is not applicable to financial services revenue.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2025

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2025 unless otherwise stated.)

2.	Basis of preparation and summary of material accounting policies (continued)

(r)	Revenue (continued)

Bundled services and products and determination of relative standalone price

Services may be bundled with other products and services and these bundled elements involve consideration in the form of a fixed fee or a fixed fee coupled with a continuing payment stream. A good or service is distinct if both of the following criteria are met:

•	The good or service is capable of being distinct, which is considered present if it is frequently sold on standalone basis by the Group or other third parties,

•	The promise to transfer the good or service is distinct within the context of the contract, which is considered present if there is no significant integration that combines the goods or services.

The arrangement consideration is allocated to each performance obligation identified in the contract on a relative standalone selling price. If an element of a transaction is not distinct, then it is accounted for as an integral part of the remaining elements of the transaction. Revenue from device sales is recognized when control of the device has been transferred, being the time when delivered to the end customer. For device sales, revenue is recognized at the time when control of the device has been transferred, being when the products are delivered.

Revenue is recognized at the amount of the transaction price that is allocated to the performance obligation. The transaction price is allocated between the identified obligations according to the relative standalone selling prices of the obligations. The determination of standalone selling prices for the telecommunications services that are regularly sold on an individual basis by the Group, are not considered to be a critical accounting judgement since the Group uses the actual standalone price of similar services sold by itself in similar circumstances. However, in cases where the identical goods or services are not sold by the Group, stand-alone selling prices for similar goods and services sold by third parties are observed for the estimation purpose.

Equipment revenue

Equipment revenue consists of, sales of consumer electronics devices to consumers and distinct hardware and other devices delivered as part of digital business solutions to the corporate consumers. These sales are recognized at the point in time when control is transferred to the customer, typically upon delivery of risks and rewards to the customer.

Revenue from financial services

Revenue from financial services consists of interest income earned from consumer financing activities of Turkcell Finansman which is recognized over time in accordance with effective interest method and mobile payment subscriber revenues, merchant commission, bill payment and prepaid card revenues of Turkcell Ödeme ve Elektronik Para Hizmetleri A.Ş. . Revenue from merchant commission, bill payment, and prepaid card services is recognized when control of the underlying service is transferred to the customer; in other words, at the point in time the service is delivered. Mobile payment subscriber revenues, on the other hand, represent revenue streams that are recognized over time.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2025

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2025 unless otherwise stated.)

2.	Basis of preparation and summary of material accounting policies (continued)

(r)	Revenue (continued)

Contracted device sales through distributors and dealers

The Group, its distributors and dealers offer joint campaigns to subscribers (mainly corporate subscribers) which may include the sale of device by the dealer and/or the distributor and the sale of communication service by the Group. In certain campaigns, dealers make the handset sales to the subscribers with deferred payment terms. Installment of these handset sales are collected by the Group through letters of undertaking (a formal document transferring right to collect) signed by all parties. The Group pays the distributor the net present value of the installments to be collected from the subscribers and recognizes “contracted receivables” (those that are transferred by the dealers/distributors) in its statement of financial position. The undue (not collected) portion of these contracted receivables which were paid upfront to the distributors/dealers by the Group is classified as “undue assigned contracted receivables” in trade receivables (Note 19). When monthly installment is invoiced to the subscriber, related portion is reclassified as “receivables from subscribers”.

In some cases the Group and distributors offer subscribers to buy a device through consumer financing loan, which will be collected by Turkcell Finansman. The Group carries a risk of collection in these transactions. Turkcell Finansman collects the purchased credit from the subscriber during the contract period. This is classified as revenue from financial services and it represents interest income generated from consumer financing activities. Interest income is recognized as it accrues, using the effective interest method.

In all of the above summarized sales, the Group recognizes device revenue in accordance with the results of the principal and agent analysis explained at note (d); when the Group acts as principal revenue is recognized as gross and when the Group acts as agent, revenue is recognized as net.

The revenue recognition policy for other revenues is to recognize revenue as services are provided.

Contract assets and liabilities

When one of the parties performs the contract, based on the relationship between the Group’s performance and the customer’s payment, the Group recognizes the contract as either a contract asset or a contract liability in the statement of financial position. The Group presents its unconditional rights to the consideration as a receivable separately. Before transferring a good or service to the customer, if the customer is required to pay the consideration or the Group has an unconditional right to receive the consideration (in other words, has a receivable), the Group recognizes the contract as a contract liability on the date the payment is made or the payment due date (whichever is earlier). A contract liability represents the Group's obligation to transfer goods or services to the customer in exchange for the consideration that it has received (or has the right to collect) from the customer. In cases where the Group performs its obligation by transferring goods or services to the customer before the customer makes the payment or before the payment due date, the Group recognizes the contract as a contract asset (excluding amounts presented as receivable). A contract asset represents the Group's right to receive the consideration for the goods or services it has transferred to the customer. The Group evaluates the contract asset for impairment in accordance with IFRS 9. The impairment of a contract asset is measured, presented, and disclosed according to the same principles as a financial asset under IFRS 9.

Contract costs

Contract costs eligible for capitalization as incremental costs of obtaining a contract comprise commission on sale relating to prepaid and postpaid contracts with acquired or retained subscribers. Contract costs are capitalized in the month of service activation if the Group expects to recover those costs. Contract costs comprise sales commissions to dealers and to own salesforce which can be directly attributed to an acquired or retained contract. Contract costs are classified as intangible assets in the consolidated financial statements. The asset is amortized on a straight-line basis over the customer lifetime, consistent with the pattern of recognition of the associated revenue.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2025

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2025 unless otherwise stated.)

2.	Basis of preparation and summary of material accounting policies (continued)

(r)	Income taxes

The income tax expense or credit for the period is the tax payable on the current period’s taxable income based on the applicable income tax rate for each jurisdiction adjusted by changes in deferred tax assets and liabilities attributable to temporary differences and to unused tax losses.

Income tax expense is recognized in the statement of profit or loss, except to the extent that it relates to items recognized in other comprehensive income or directly in equity. In this case, the tax is also recognized in other comprehensive income or directly in equity, respectively. The current income tax charge is calculated based on the tax laws enacted or substantively enacted at the end of the reporting period in the countries where the Company and its subsidiaries and associates operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions, where appropriate, based on amounts expected to be paid to the tax authorities.

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, deferred tax liabilities are not recognized if they arise from the initial recognition of goodwill. Deferred income tax is also not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss and at the time of the transaction, does not give rise to equal taxable and deductible temporary differences. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the end of the reporting period and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled. Deferred tax assets are recognized only if it is probable that future taxable amounts will be available to utilize those temporary differences and tax losses.

Deferred tax liabilities and assets are not recognized for temporary differences between the carrying amount and tax bases of investments in foreign operations where the Company is able to control the timing of the reversal of the temporary differences and it is probable that the differences will not reverse in the foreseeable future.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets and liabilities and when the deferred tax balances relate to the same taxation authority. Current tax assets and tax liabilities are offset where the entity has a legally enforceable right to offset and intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

Companies within the Group may be entitled to claim special tax exemptions for capital investments in qualifying assets or in relation to qualifying expenditure (e.g., the Research and Development Tax Incentive regime in Türkiye or other investment allowances). The Group accounts for such allowances as tax credits, which means that the allowance reduces income tax payable and current tax expense. A deferred tax asset is recognized for unclaimed tax credits that are carried forward as deferred tax assets.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2025

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2025 unless otherwise stated.)

2.	Basis of preparation and summary of material accounting policies (continued)

(s)	Earnings per share

The Group does not have any potential ordinary shares in issue, therefore basic and diluted earnings per share (“EPS”) are equal. Since basic and diluted EPS are equal, the Group presents both basic and diluted EPS on one line described as “Basic and diluted EPS”.

Basic EPS is calculated by dividing the profit attributable to ordinary shareholders of the Company by the weighted-average number of ordinary shares outstanding during the financial year, excluding treasury shares. In Türkiye, entities can increase their share capital by distributing “Bonus share” to shareholders from retained earnings. In computing earnings per share, such “Bonus share” distributions are treated as issued shares. Accordingly, the retrospective effect for such share distributions is taken into consideration when determining the weighted-average number of shares outstanding.

(t)	Non-current assets held for sale and discontinued operations

The Group classifies non-current assets and disposal groups as held for sale if their carrying amounts will be recovered principally through a sale transaction rather than through continuing use.

Non-current assets and disposal groups classified as held for sale are measured at the lower of their carrying amount and fair value less costs to sell.

The criteria for held for sale classification is regarded as met only when the sale is highly probable, and the asset or disposal group is available for immediate sale in its present condition. Actions required to complete the sale should indicate that it is unlikely that significant changes to the sale will be made or that the decision to sell will be withdrawn. Assets and liabilities classified as held for sale are presented separately as current items in the statement of financial position.

Discontinued operations are excluded from the results of continuing operations and are presented as a single amount as profit or loss after tax from discontinued operations in the statement of profit or loss.

Additional disclosures are provided in Note 3. All other notes to the financial statements include amounts for continuing operations, unless indicated otherwise.

(u)	Equity

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares are shown in equity as a deduction, net of tax, from the proceeds.

Where any Group company purchases the Company’s equity instruments, for example as the result of a share buy-back plan, the consideration paid, including any directly attributable incremental costs (net of income taxes) is deducted from equity attributable to the owners of the Company as treasury shares until the shares are cancelled or reissued. Where such ordinary shares are subsequently reissued, any consideration received, net of any directly attributable incremental transaction costs and the related income tax effects, is included in equity attributable to the owners of the Company (Note 25).

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2025

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2025 unless otherwise stated.)

2.	Basis of preparation and summary of material accounting policies (continued)

(v)	Dividends

Liability is recognized for any dividend declared, being appropriately authorized and no longer at the discretion of the Company, on or before the end of the reporting period but not distributed at the end of the reporting period.

(w)	Leases

At inception of a contract, the Group assesses whether a contract is, or contains a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, The Group assesses whether:

-	The contract involved the use of an identified asset - this may be specified explicitly or implicitly;

-	The asset should be physically distinct or represent substantially all of the capacity of a physically distinct asset. If the supplier has a substantive substitution right, the asset is not identified;

-	The Group has the right to obtain substantially all of the economic benefits from the use of an asset throughout the period of use and

-	The Group has the right to direct use of the asset. The Group has the right when it has the decision-making rights that are most relevant to changing the how and for what purpose the asset is used. If these decisions are predetermined;

-	The Group has the right to operate the asset or,

-	The Group designed the asset in a way that predetermines how and for what purpose it is used.

At inception or on reassessment of a contract that contains a lease component, the Group allocates the consideration in the contract to each lease component on the basis of their relative stand-alone prices.

Right-of-use asset

The Group recognizes a right-of use asset and a lease liability at the lease commencement date.

The right-of-use asset is initially recognized at cost which is adjusted for the effects of inflation during the hyperinflationary period, where applicable, comprising of:

-	Amount of the initial measurement of the lease liability,

-	Any lease payments made at or before the commencement date, less any lease incentives received,

-	Any initial direct costs incurred by the Group and

-	An estimate of costs to be incurred by the lessee in dismantling and removing the underlying asset, restoring the site on which it is located or restoring the underlying asset to the condition required by the terms and conditions of the lease, unless those costs are incurred to produce inventories. The lessee incurs the obligation for those costs either at the commencement date or as a consequence of having used the underlying asset during a particular period.

The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the earlier of the end date of the useful life of the right-of-use asset or the end date of the lease term. The estimated useful lives of right-of-use assets are determined on the same basis as those property and equipment. In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability (Note 16).

Lease Liability

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the Group’s incremental borrowing rate.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2025

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2025 unless otherwise stated.)

Lease payments included in the measurement of the lease liability comprise the following:

2.	Basis of preparation and summary of material accounting policies (continued)

(x)	Leases (continued)

-	Fixed payments, including in-substance fixed payments,

-	Variable lease payments that depend on an index or a rate, initially measured using the index or rate at the commencement date,

-	Amounts expected to be payable under a residual value guarantee and

-	The exercise price under a purchase option that the Group is reasonably certain to exercise, lease payments in an optional renewable period if the Group is reasonably certain to exercise an extension option, and penalties for early termination of a lease if the Group is reasonably certain to terminate early.

After initial recognition, the lease liability is measured (a) increasing the carrying amount to reflect interest on lease liability; (b) reducing the carrying amount to reflect the lease payments made, and (c) remeasuring the carrying amount to reflect any reassessment or lease modifications or to reflect revised in-substance fixed lease payments.

Where, (a) there is a change in the lease term as a result of reassessment of certainty to exercise an extension option, or not to exercise a termination option as discussed above; or (b) there is a change in the assessment of an option to purchase the underlying asset, assessed considering the events and circumstances in the context of a purchase option, the Group remeasures the lease liabilities to reflect changes to lease payments by discounting the revised lease payments using a revised discount rate. The Group determines the revised discount rate as the interest rate implicit in the lease for the remainder of the lease term, or the its incremental borrowing rate at the date of reassessment, if the interest rate implicit in the lease cannot be readily determined.

Where, (a) there is a change in the amounts expected to be payable under a residual value guarantee; or (b) there is a change in the future lease payments resulting from a change in an index or a rate used to determine those payments, including change to reflect changes in market rental rates following a market rent review, the Group remeasures the lease liabilities by discounting the revised lease payments using an unchanged discount rate, unless the change in lease payments results from a change in floating interest rates. In such case, the Group uses the revised discount rate that reflects changes in the interest rate.

The Group recognizes the amount of the remeasurement of lease liability as an adjustment to the right-of- use asset. Where the carrying amount of the right-of-use asset is reduced zero and there is further reduction in the measurement of the lease liability, the Group recognizes any remaining amount of the remeasurement in profit or loss.

The Group accounts for a lease modification as a separate lease if both:

-	The modification increases the scope of the lease by adding the right to use one or more underlying assets and

-	The consideration for the lease increases by an amount commensurate with the stand-alone price for the increase in scope and any appropriate adjustments to that stand-alone price to reflect the circumstances of the particular contract.

The Group as a Lessor

When the Group acts an intermediate lessor, it accounts for its interests in the head lease and the sub-lease separately. It assesses the lease classification of a sub-lease with reference to the right-of-use-asset arising from the head lease, not with reference to the underlying asset.

If an arrangement contains lease and non-lease components, the Group applies IFRS 15 to allocate the consideration in the contract.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2025

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2025 unless otherwise stated.)

2.	Basis of preparation and summary of material accounting policies (continued)

(y)	New standards and interpretations

i)	The new standards, amendments and interpretations which are effective as of 1 January 2025 are as follows:

Amendments to IAS 21 - Lack of exchangeability

In August 2023, the Board issued amendments to IAS 21. The amendments specify how an entity should assess whether a currency is exchangeable and how it should determine a spot exchange rate when exchangeability is lacking. When an entity estimates a spot exchange rate because a currency is not exchangeable into another currency, it discloses information that enables users of its financial statements to understand how the currency not being exchangeable into the other currency affects, or is expected to affect, the entity’s financial performance, financial position and cash flows. When applying the amendments, an entity cannot restate comparative information.

The Group expects no significant impact on its balance sheet and equity.

ii)	Standards, amendments and interpretations that are issued but not yet effective:

Standards, interpretations and amendments to existing standards that are issued but not yet effective up to the date of issuance of the consolidated financial statements are as follows. The Group will make the necessary changes if not indicated otherwise, which will be affecting the consolidated financial statements and disclosures, when the new standards and interpretations become effective.

Amendments to IFRS 10 and IAS 28 - Sale or Contribution of Assets between an Investor and its Associate or Joint Venture

In December 2015, IASB postponed the effective date of this amendment indefinitely pending the outcome of its research project on the equity method of accounting. Early application of the amendments is still permitted.

The Group will wait until the final amendment to assess the impacts of the changes.

Amendments to IFRS 9 and IFRS 7 – Classification and measurement of financial instruments

In May 2024, the Board issued amendments to the classification and measurement of financial instruments (amendments to IFRS 9 and IFRS 7). The amendment clarifies that a financial liability is derecognized on the ‘settlement date’. It also introduces an accounting policy option to derecognize financial liabilities that are settled through an electronic payment system before settlement date if certain conditions are met. The amendment also clarified how to assess the contractual cash flow characteristics of financial assets that include environmental, social and governance (ESG)-linked features and other similar contingent features as well as the treatment of non-recourse assets and contractually linked instruments. Additional disclosures in IFRS 7 for financial assets and liabilities with contractual terms that reference a contingent event (including those that are ESG-linked), and equity instruments classified at fair value through other comprehensive income are added with the amendment. The amendment will be effective for annual periods beginning on or after 1 January 2026. Entities can early adopt the amendments that relate to the classification of financial assets plus the related disclosures and apply the other amendments later. The new requirements will be applied retrospectively with an adjustment to opening retained earnings.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2025

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2025 unless otherwise stated.)

The Group is in the process of assessing the impact of the amendments on financial position or performance of the Group.

2.	Basis of preparation and summary of material accounting policies (continued)

(y)	New standards and interpretations (continued)

ii)	Standards, amendments and interpretations that are issued but not yet effective (continued):

Annual Improvements to IFRSs – Volume 11

In July 2024, the IASB issued Annual Improvements to IFRS Accounting Standards – Volume 11, amending the followings:

-	IFRS 1 First-time Adoption of International Financial Reporting Standards – Hedge Accounting by a First-time Adopter: These amendments are intended to address potential confusion arising from an inconsistency between the wording in IFRS 1 and the requirements for hedge accounting in IFRS 9.

-	IFRS 7 Financial Instruments: Disclosures – Gain or Loss on Derecognition: The amendments update the language on unobservable inputs in the Standard and include a cross reference to IFRS 13.

-	IFRS 9 Financial Instruments – Lessee Derecognition of Lease Liabilities and Transaction Price: IFRS 9 has been amended to clarify that, when a lessee has determined that a lease liability has been extinguished in accordance with IFRS 9, the lessee is required to apply derecognition requirement of IFRS 9 and recognise any resulting gain or loss in profit or loss. IFRS 9 has been also amended to remove the reference to 'transaction price”.

-	IFRS 10 Consolidated Financial Statements – Determination of a 'De Facto Agent': The amendments are intended to remove the inconsistencies between IFRS 10 paragraphs.

-	IAS 7 Statement of Cash Flows – Cost Method: The amendments remove the term of “cost method” following the prior deletion of the definition of 'cost method'.

Improvements are effective for annual reporting periods beginning on or after 1 January 2026. Earlier application is permitted for all.

The amendments are not expected to have a significant impact on the Group’s consolidated financial statements.

Amendments to IFRS 9 and IFRS 7 - Contracts Referencing Nature-dependent Electricity

In December 2024, the Board issued Contracts Referencing Nature-dependent Electricity (Amendments to IFRS 9 and IFRS 7). The amendment clarifies the application of the “own use” requirements and permits hedge accounting if these contracts are used as hedging instruments. The amendment also adds new disclosure requirements to enable investors to understand the effect of these contracts on a company’s financial performance and cash flows. The amendment will be effective for annual periods beginning on or after 1 January 2026. Early adoption is permitted but will need to be disclosed. The clarifications regarding the ‘own use’ requirements must be applied retrospectively, but the guidance permitting hedge accounting have to be applied prospectively to new hedging relationships designated on or after the date of initial application.

The Group expects no significant impact on its balance sheet and equity.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2025

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2025 unless otherwise stated.)

2.	Basis of preparation and summary of material accounting policies (continued)

(y)	New standards and interpretations (continued)

ii)	Standards, amendments and interpretations that are issued but not yet effective (continued):

IFRS 18 – The new Standard for Presentation and Disclosure in Financial Statements

In April 2024, IASB issued IFRS 18 which replaces IAS 1. IFRS 18 introduces new requirements on presentation within the statement of profit or loss, including specified totals and subtotals. IFRS 18 requires an entity to classify all income and expenses within its statement of profit or loss into one of five categories: operating; investing; financing; income taxes; and discontinued operations. It also requires disclosure of management-defined performance measures and includes new requirements for aggregation and disaggregation of financial information based on the identified ‘roles’ of the primary financial statements and the notes. In addition, there are consequential amendments to other accounting standards, such as IAS 7, IAS 8 and IAS 34. IFRS 18 and the related amendments are effective for reporting periods beginning on or after 1 January 2027, but earlier application is permitted. IFRS 18 will be applied retrospectively.

The Group is in the process of assessing the impact of the amendments on financial position or performance of the Group.

IFRS 19 – Subsidiaries without Public Accountability: Disclosures

In May 2024, the Board issued IFRS 19, which allows eligible entities to elect to apply reduced disclosure requirements while still applying the recognition, measurement and presentation requirements in other IFRS accounting standards. Unless otherwise specified, eligible entities that elect to apply IFRS 19 will not need to apply the disclosure requirements in other IFRS accounting standards. An entity that is a subsidiary, does not have public accountability and has a parent (either ultimate or intermediate) which prepares consolidated financial statements, available for public use, which comply with IFRS accounting standards may elect to apply IFRS 19. IFRS 19 is effective for reporting periods beginning on or after 1 January 2027 and earlier adoption is permitted. If an eligible entity chooses to apply the standard earlier, it is required to disclose that fact. An entity is required, during the first period (annual and interim) in which it applies the standard, to align the disclosures in the comparative period with the disclosures included in the current period under IFRS 19.

The standard is not applicable for the Group.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2025

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2025 unless otherwise stated.)

2.	Basis of preparation and summary of material accounting policies (continued)

(y)	New standards and interpretations (continued)

ii)	Standards, amendments and interpretations that are issued but not yet effective (continued):

Amendments to IAS 21 - Translation to a Hyperinflationary Presentation

The amendments issued by the Board in November 2025 require translation from a non-hyperinflationary functional currency into a hyperinflationary presentation currency at the closing rate. Accordingly, if an entity’s functional currency is the currency of a non-hyperinflationary economy, but its presentation currency is the currency of a hyperinflationary economy, its results and financial position are translated into the presentation currency by translating all amounts (i.e., assets, liabilities, equity items, income and expenses) and all comparatives at the closing rate at the end of the current reporting period. Furthermore, an entity whose functional currency and presentation currency are the currency of a hyperinflationary economy, restates the comparative amounts of a foreign operation, whose functional currency is that of a non- hyperinflationary economy, by applying the general price index, in accordance with IAS 29, to the foreign operation’s comparative figures. The amendments also introduce certain additional disclosure requirements.

The amendments apply for annual reporting periods beginning on or after 1 January 2027 and earlier application is permitted. If an entity’s functional currency and presentation currency are the currency of a hyperinflationary economy (or are the currencies of different hyperinflationary economies) and it translates the results and financial position of foreign operations whose functional currency is that of a non- hyperinflationary economy, then it is required to apply the amendments from the beginning of the annual reporting period in which it first applies the amendments. In addition, it restates the comparative amounts of its foreign operations included in the entity’s previously issued financial statements by applying the general price index it applies to corresponding figures in accordance with IAS 29. Other entities will apply the amendments retrospectively.

The Group expects no significant impact on its balance sheet and equity.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2025

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2025 unless otherwise stated.)

3.	Discontinued operations

As per the Group's Board of Directors' decision dated 20 December 2023; a share transfer agreement was signed on 29 December 2023 for the transfer of all shares, along with all rights and debts, of Lifecell LLC, Global LLC, and Ukrtower, which are the Group's wholly owned subsidiaries.

As of 9 September 2024, cash amounting to nominal value of TRY 17,777,962 was received by the Group in accordance with the share purchase agreement.

As of 9 September 2024, other receivables related to the purchase amounting to nominal value of TRY 677,553 were accrued. On 4 August 2025, the amount was finalized with the buyer at nominal value of TRY 490,150 and collected within the year. The difference of nominal value of TRY 187,403 has been reported under discontinued operations in the current period.

The statement of profit or loss of a disposal group as of disposal date and comparative years are presented below:

	1 January- 30 September	1 January- 31 December
	2024	2023
Revenue	9,682,719	14,621,477
Cost of revenue	(3,572,701)	(9,002,732)
Gross profit	6,110,018	5,618,745
Selling and marketing expenses	(560,791)	(838,787)
Administrative expenses	(356,281)	(480,417)
Other operating income/(expense), net	33,761	364,331
Operating profit	5,226,707	4,663,872
Net finance expense / income	(86,267)	(389,792)
Profit before income tax	5,140,440	4,274,080
Tax income /(expense)	(419,454)	(551,773)
Profit/(loss) for the year from discontinued operations	4,720,986	3,722,307
Gain on sale of disposal of subsidiaries	11,546,264	-
Total	16,267,250	3,722,307

The net cash flows incurred by the disposal group are, as follows:

	30 September	31 December
	2024	2023
Cash flows from operating activities	3,791,188	9,219,057
Cash flows from investing activities	539,153	(3,481,817)
Cash flows from financing activities	(4,629,707)	(1,562,706)
Net cash (outflow)/inflow	(299,366)	4,174,534

4.	Financial risk management

This note explains the Group’s exposure to financial risks and how these risks could affect the Group’s future financial performance. Current year profit and loss information has been included where relevant to add further context.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2025

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2025 unless otherwise stated.)

4.	Financial risk management (continued)

The Group’s risk management policies are set to determine and analyze the risks faced, to establish the appropriate risk limits and to observe the commitment to those limits. These policies are reviewed to make sure they reflect the Group’s operations and the changes in market conditions.

Credit risk

At the reporting date, there were no significant concentrations of credit risk. The maximum exposure to credit risk is represented by the carrying amount of cash and cash equivalents, financial asset at fair value through other comprehensive income, financial asset at fair value through profit or loss, financial asset at amortized cost, derivative financial instruments, contract assets, trade receivables, receivables from financial services, due from related parties and other current and non-current assets (Note 35).

Management has a credit policy in place and the exposure to credit risk is monitored on an ongoing basis. The Group may require collateral in respect of financial assets. Also, the Group may demand letters of guarantee from third parties related to certain projects or contracts.

In monitoring customer credit risk, customers are grouped according to whether they are subscribers, financial services customers, other corporate customers and aging profile, maturity and existence of previous financial difficulties. Trade receivables and contract assets are mainly related to the Group’s subscribers. The Group’s exposure to credit risk on trade receivables and contract assets is influenced mainly by the individual payment characteristics of postpaid subscribers. The Group establishes a provision for impairment losses based on its historical events and future expectations in respect of trade receivables and contract assets. The receivables from financial sector activities consist of contractual assignments from subscribers related to consumer financing activities of Turkcell Finansman, receivables related to payment services and electronic money services of Turkcell Ödeme and Paycell LLC, and receivables related to insurance agency services of Turkcell Sigorta. These receivables are accounted for using the effective interest rate method at amortized cost.

Investments are preferred to be in liquid securities. The counterparty limits are set monthly depending on their ratings from the most credible rating agencies and the amount of their paid-in capital and/or shareholders equity. Policies are in place to review the paid-in capital and rating of counterparties periodically to ensure credit worthiness.

The Group signs local and international derivate agreements in order to be able to execute financial derivative transactions with financial institutions that are believed to have sufficient credit ratings.

The Group’s policy is to provide financial guarantees only to subsidiaries. At 31 December 2025, guarantees of TL 21,607,347 were outstanding (31 December 2024: TL 14,613,792).

Liquidity risk

Prudent liquidity risk management implies maintaining sufficient cash and the availability of funding through an adequate amount of committed credit facilities to meet obligations when due and to close out market positions. At the end of the reporting period the Group held demand deposits of TL 5,595,255 (31 December 2024: TL 6,029,132) (Note 23) that are expected to readily generate cash inflows for managing liquidity risk. Due to the dynamic nature of the underlying businesses, the Group Treasury maintains flexibility in funding by maintaining availability under committed credit lines.

Management monitors rolling forecasts of the Group’s liquidity reserve (Note 35) and cash and cash equivalents (Note 23) on the basis of expected cash flows. In addition, the Group’s liquidity management policy involves projecting cash flows in major currencies and considering the level of liquid assets necessary to meet these, monitoring balance sheet liquidity ratios against internal and external regulatory requirements and maintaining debt financing plans.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2025

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2025 unless otherwise stated.)

4.	Financial risk management (continued) Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices affect the Group’s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return on risk. The Group uses derivatives in order to manage market risks. All such transactions are carried at within the guidelines set by the Group Treasury.

(i)	Foreign exchange risk

The Group operates internationally and is exposed to foreign exchange risk arising from foreign currency transactions, primarily with respect to the USD, EUR and RMB. Foreign exchange risk arises from recognized assets and liabilities denominated in a currency that is not the functional currency of the relevant Group entity. The Group holds a significant portion of its cash and cash equivalent in foreign currencies in order to manage foreign exchange risk. In addition, derivative financial instruments are used to manage exposure to fluctuations in foreign exchange rates the Company applies hedge accounting. Details of the Company’s foreign exchange risk is disclosed in Note 35.

(ii)	Interest rate risk

The Group’s exposure to interest rate risk is related to its financial assets and liabilities. The Group manage its financial liabilities by providing an appropriate distribution between fixed and floating rate loans. Floating rate exposures can be changed to fixed rate exposures based on short-term and long-term market expectations via financial derivatives. The use of financial derivatives is governed by the Group Treasury’s policies approved by the Audit Committee, which provide written principles on the use of derivatives. The Group’s borrowings and receivables are carried at amortized cost. The borrowings are periodically contractually repriced (Note 35) and are also exposed to the risk of future changes in market interest rates.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2025

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2025 unless otherwise stated.)

5.	Segment information

Consistent with the Group’s strategy to provide integrated communications and technology services and to ensure economic integrity, the Group determined its operating segments in accordance with IFRS 8 Operating Segments as “Turkcell Türkiye” and “Techfin”. Although strategic segments provide similar services, they are affected by different economic conditions and geographical locations and they are regularly reviewed by chief operating decision maker (“CODM”) authority in making decisions regarding the Group’s operations, based on resource allocation and performance. The authority responsible for making decisions related to the Group's operations is the Board of Directors. However, the Board of Directors may delegate its powers excluding the non-delegable powers stipulated by law to the CEO and other executives.

The Board primarily uses adjusted EBITDA to assess the performance of the operating segments. Adjusted EBITDA definition includes revenue, cost of revenue excluding depreciation and amortization, selling and marketing expenses and administrative expenses.

Adjusted EBITDA is not a financial measure defined by IFRS as a measurement of financial performance and may not be comparable to other similarly titled indicators used by other companies. Reconciliation of Adjusted EBITDA to the consolidated profit for the year is included in the accompanying notes.

The Group had divided its main operating segments into three groups: Turkcell Türkiye, Turkcell International, and Techfin, within the framework of a strategy to provide integrated communication and technology services, ensuring economic integrity.

Following the sale of Ukrainian entities (Lifecell LLC, Global LLC, and Ukrtower previously reported in International segment) in September 2024 and change in approach for consumer electronics sold through digital channels and smart devices management operations (The other operations of Turkcell Satış, previously reported as Other) towards to align with strategies of integrated channel management within Turkcell Türkiye Segment, the Group reassessed its operating segments and updated the segment structure as of March 31, 2025. Comparative information has been re-presented accordingly. The principal changes are a) elimination of the Turkcell International segment following the sale of the Ukrainian operations, which constituted that majority of related segment and b) reclassification of certain Turkcell Satış operations from Other segment to the Turkcell Türkiye segment.

As a consequence of these changes, telecom and digital services related operations of CJSC Belarusian Telecommunications Network (“BeST”), Kibris Mobile Telekomunikasyon Limited Sirketi (“Kibris Telekom”), East Asian Consortium B.V. (“Eastasian”), Lifecell Ventures Cooperatief U.A (“Lifecell Ventures”), Lifetech LLC (“Lifetech”), Beltower LLC (“Beltower”), Lifecell Digital Limited (“Lifecell Digital”), Yaani Digital BV (“Yaani”) and BiP Digital Communication Technologies B.V (“BiP B.V.”) were reclassified from the Turkcell International segment to the Other segment. Similarly, Turkcell Satış’s operations - comprising consumer electronics sold through digital channels, smart device management operations previously presented within the Other segment is now reported within the Turkcell Türkiye segment.

Turkcell Türkiye reportable segment includes the Groups’s mobile, fixed telecommunications, digital services and digital business services operations of Turkcell, Superonline Iletisim Hizmetleri A.S. (“Turkcell Superonline”), Turkcell Satış A.S’s (“Turkcell Satış”), Turkcell Dijital Is Servisleri A.S. (“Turkcell Dijital”), group call center operations of Global Bilgi Pazarlama Danismanlik ve Cagri Servisi Hizmetleri A.S. (“Turkcell Global Bilgi”), Turktell Bilisim Servisleri A.S. (“Turktell”), Atmosware Teknoloji Egitim ve Danismanlik A.S (“Atmosware Teknoloji”), Turkcell Teknoloji Arastirma ve Gelistirme A.S. (“Turkcell Teknoloji”), Ultia Teknoloji Yazilim ve Uygulama Gelistirme Ticaret A.S. (“Ultia”), Kule Hizmet ve Isletmecilik A.S. (“Global Tower”), Rehberlik Hizmetleri Servisi A.S. (“Rehberlik”), Turkcell Gayrimenkul Hizmetleri A.S. (“Turkcell Gayrimenkul”), Lifecell Dijital Servisler ve Cozumler A.S. (“Lifecell Dijital Servisler”), Lifecell Bulut Cozumleri A.S. (“Lifecell Bulut”), Lifecell TV Yayin ve Icerik Hizmetleri A.S. (“Lifecell TV”), Lifecell Müzik Yayin ve Iletim A.S. (“Lifecell Müzik”), BiP Iletisim Teknolojileri ve Dijital Servisler A.S. (“BiP A.S.”), TDC Veri Hizmetleri A.Ş (“TDC”) and Artel Bilişim Servisleri A.Ş (“Artel).

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2025

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2025 unless otherwise stated.)

5.	Segment information (continued)

Techfin reportable segment includes all financial services operations of Turkcell Finansman A.Ş (“Turkcell Finansman”), Turkcell Ödeme ve Elektronik Para Hizmetleri A.Ş. (“Turkcell Ödeme”),Paycell LLC(“Paycell LLC”), Paycell Europe GmbH (“Paycell Europe”), Turkcell Sigorta Aracılık Hizmetleri A.Ş. (“Turkcell Sigorta”), Sofra Kurumsal ve Ödüllendirme Hizmetleri A.Ş (“Sofra”), Turkcell Dijital Teknolojileri Limited (“Turkcell Dijital Teknoloji”), and Turkcell Dijital Sigorta A.Ş. (“Turkcell Dijital Sigorta”). The operations of these legal entities aggregated into one reportable segment as the nature of services are similar and most of them share smilar economic characteristics.

Other operating segment comprises telecommunications, digital services, and energy-related activities outside Türkiye. This segment included CJSC Belarusian Telecommunications Network (“BeST”), Kıbrıs Mobile Telekomunikasyon Limited Sirketi (“Kıbrıs Telekom”), East Asian Consortium B.V. (“Eastasian”), Lifecell Ventures B.V (“Lifecell Ventures”), Lifetech LLC (“Lifetech”), Beltower LLC (“Beltower”), Lifecell Digital Limited (“Lifecell Digital”), Yaani Digital BV (“Yaani”), BiP Digital Communication Technologies B.V (“BiP B.V.”), Turkcell Global Bilgi non Group call center activities, Turkcell Enerji Çözümleri ve Elektrik Satış Ticaret A.Ş. (“Turkcell Enerji”), Boyut Grup Enerji Elektrik Üretim ve İnşaat Sanayi ve Ticaret A.Ş. (“Boyut Enerji”) and Turkcell Yeni Teknolojiler Girişim Sermayesi Yatırım Fonu (“Turkcell GSYF”).

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2025

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2023 unless otherwise stated.)

5.	Segment information (continued)

	Turkcell Türkiye		Techfin		Other		Intersegment Eliminations		Consolidated
	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024
Total segment revenue	220,319,476	199,742,397	13,688,815	11,300,922	14,139,663	10,974,558	(6,677,133)	(3,857,847)	241,470,821	218,160,030
Inter-segment revenue	(1,146,421)	(1,315,189)	(1,233,763)	(1,068,601)	(4,296,949)	(1,474,057)	6,677,133	3,857,847	-	-
Revenues from external customers	219,173,055	198,427,208	12,455,052	10,232,321	9,842,714	9,500,501	-	-	241,470,821	218,160,030
Adjusted EBITDA	98,416,482	86,852,705	3,383,133	2,845,933	2,695,945	2,111,613	(478,585)	(444,772)	104,016,975	91,365,479
IFRS 9 impairment loss provision	(991,553)	(1,068,536)	(332,900)	(260,082)	(104,253)	(8,094)	-	-	(1,428,706)	(1,336,712)

	Turkcell Türkiye		Techfin		Other		Intersegment Eliminations		Consolidated
	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023
Total segment revenue	199,742,397	186,257,652	11,300,922	8,633,914	10,974,558	11,404,209	(3,857,847)	(3,866,822)	218,160,030	202,428,953
Inter-segment revenue	(1,315,189)	(1,225,601)	(1,068,601)	(784,782)	(1,474,057)	(1,856,439)	3,857,847	3,866,822	-	-
Revenues from external customers	198,427,208	185,032,051	10,232,321	7,849,132	9,500,501	9,547,770	-	-	218,160,030	202,428,953
Adjusted EBITDA	86,852,705	78,046,630	2,845,933	3,037,930	2,111,613	2,269,590	(444,772)	(434,858)	91,365,479	82,919,292
IFRS 9 impairment loss provision	(1,068,536)	(1,739,411)	(260,082)	(154,928)	(8,094)	(10,897)	-	-	(1,336,712)	(1,905,236)

The impairment loss expense of the Group related to tangible and intangible fixed assets, amounting to TL 578,914 (31 December 2024 TL 179,148) relates to the Turkcell Türkiye main operating segment.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2025

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2025 unless otherwise stated.)

5.	Segment information (continued)

	31 December	31 December	31 December
	2025	2024	2023
Profit from continuing operations	17,791,410	14,511,901	19,961,224
Add/(Less):
Income tax expense	13,398,842	6,369,264	(8,836,533)
Finance income	(16,841,450)	(13,584,573)	(23,931,920)
Finance costs	22,064,023	22,285,584	37,666,918
Other income	(452,244)	(329,088)	(1,668,287)
Other expenses	2,227,278	3,374,279	10,674,263
Monetary (gain) loss	(1,598,366)	(7,657,905)	(7,213,152)
Depreciation and amortization	63,928,335	62,256,360	59,149,066
Share of loss/(gain) of equity accounted investees	3,499,147	4,139,657	(2,882,287)
Consolidated adjusted EBITDA	104,016,975	91,365,479	82,919,292

Geographical information

In presenting the information based on geographical segments, segment revenue is based on the geographical location of operations and segment assets are based on the geographical location of the assets.

	31 December 2025	31 December 2024	31 December 2023
Revenues
Türkiye	235,619,865	213,086,672	197,752,484
Belarus	3,410,938	2,848,809	2,616,599
Turkish Republic of Northern Cyprus	2,436,107	2,177,073	1,999,709
Netherlands	2,414	47,476	60,161
Germany	1,497	-	-
	241,470,821	218,160,030	202,428,953

	31 December 2025	31 December 2024	31 December 2023
Non-current assets
Türkiye	329,950,253	294,618,497	265,137,838
Belarus	3,149,942	1,397,877	1,410,297
Turkish Republic of Northern Cyprus	3,125,530	3,239,031	5,759,783
Unallocated non-current assets	7,718,460	2,560,029	839,349
	343,944,185	301,815,434	273,147,267

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2025

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2025 unless otherwise stated.)

6.	Revenue

	Turkcell Türkiye		Techfin		Other		Intersegment Eliminations		Consolidated
	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024
Telecommunication services	199,161,698	179,628,578	-	-	5,501,850	4,768,363	(216,417)	(280,026)	204,447,131	184,116,915
Equipment revenues	18,934,975	17,715,566	-	-	349,285	268,468	(12,702)	(14,507)	19,271,558	17,969,527
Revenue from financial services	-	-	13,688,815	11,300,922	-	-	(1,232,267)	(1,068,600)	12,456,548	10,232,322
Other	2,222,803	2,398,253	-	-	8,288,528	5,937,727	(5,215,747)	(2,494,714)	5,295,584	5,841,266
Total	220,319,476	199,742,397	13,688,815	11,300,922	14,139,663	10,974,558	(6,677,133)	(3,857,847)	241,470,821	218,160,030

	Turkcell Türkiye		Techfin		Other		Intersegment Eliminations		Consolidated
	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023
Telecommunication services	179,628,578	162,586,486	-	-	4,768,363	4,320,270	(280,026)	(379,595)	184,116,915	166,527,161
Equipment revenues	17,715,566	21,230,404	-	-	268,468	346,012	(14,507)	(42,561)	17,969,527	21,533,855
Revenue from financial services	-	-	11,300,922	8,633,914	-	-	(1,068,600)	(784,783)	10,232,322	7,849,131
Other	2,398,253	2,440,762	-	-	5,937,727	6,737,927	(2,494,714)	(2,659,883)	5,841,266	6,518,806
Total	199,742,397	186,257,652	11,300,922	8,633,914	10,974,558	11,404,209	(3,857,847)	(3,866,822)	218,160,030	202,428,953

Revenue from financial services comprise of interest income generated from consumer financing activities, The Group has interest income amounting to TL 5,421,155, TL 5,455,388 and TL 3,824,709, for the years ended 31 December 2025, 2024 and 2023, respectively.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2025

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2025 unless otherwise stated.)

6.	Revenue (continued)

	31 December 2025
	Turkcell Turkiye	Techfin	Other	Intersegment eliminations	Consolidated
Telecommunication Services	199,161,698	-	5,501,850	(216,417)	204,447,131
At a point in time	1,635,865	-	9,037	-	1,644,902
Over time	197,525,833	-	5,492,813	(216,417)	202,802,229
Equipment Related	18,934,975	-	349,285	(12,702)	19,271,558
At a point in time	18,040,795	-	349,285	(12,702)	18,377,378
Over time	894,180	-	-	-	894,180
Revenue from financial operations	-	13,688,815	-	(1,232,267)	12,456,548
At a point in time	-	8,129,149	-	(1,194,728)	6,934,421
Over time	-	5,559,666	-	(37,539)	5,522,127
Other	2,222,803	-	8,288,528	(5,215,747)	5,295,584
At a point in time	370,774	-	5,895	(2,015)	374,654
Over time	1,852,029	-	8,282,633	(5,213,732)	4,920,930
Total	220,319,476	13,688,815	14,139,663	(6,677,133)	241,470,821
At a point in time	20,047,434	8,129,149	364,217	(1,209,445)	27,331,355
Over time	200,272,042	5,559,666	13,775,446	(5,467,688)	214,139,466

	31 December 2024
	Turkcell Turkiye	Techfin	Other	Intersegment eliminations	Consolidated
Telecommunication Services	179,628,578	-	4,768,363	(280,026)	184,116,915
At a point in time	1,162,258	-	7,910	-	1,170,168
Over time	178,466,320	-	4,760,453	(280,026)	182,946,747
Equipment Related	17,715,566	-	268,468	(14,507)	17,969,527
At a point in time	16,885,389	-	268,468	(14,507)	17,139,350
Over time	830,177	-	-	-	830,177
Revenue from financial operations	-	11,300,922	-	(1,068,600)	10,232,322
At a point in time	-	5,689,927	-	(984,127)	4,705,800
Over time	-	5,610,995	-	(84,473)	5,526,522
Other	2,398,253	-	5,937,727	(2,494,714)	5,841,266
At a point in time	436,886	-	48,541	(5,081)	480,346
Over time	1,961,367	-	5,889,186	(2,489,633)	5,360,920
Total	199,742,397	11,300,922	10,974,558	(3,857,847)	218,160,030
At a point in time	18,484,533	5,689,927	324,919	(1,003,715)	23,495,664
Over time	181,257,864	5,610,995	10,649,639	(2,854,132)	194,664,366

	31 December 2023
	Turkcell Turkiye	Techfin	Other	Intersegment eliminations	Consolidated
Telecommunication Services	162,586,486	-	4,320,270	(379,595)	166,527,161
At a point in time	2,752,270	-	5,441	120,855	2,878,566
Over time	159,834,216	-	4,314,829	(500,450)	163,648,595
Equipment Related	21,230,404	-	346,012	(42,561)	21,533,855
At a point in time	20,260,290		346,012	(42,561)	20,563,741
Over time	970,114		-	-	970,114
Revenue from financial operations	-	8,633,914	-	(784,783)	7,849,131
At a point in time		4,203,924		(710,770)	3,493,154
Over time		4,429,990		(74,013)	4,355,977
Other	2,440,762	-	6,737,927	(2,659,883)	6,518,806
At a point in time	220,110		58,716	102	278,928
Over time	2,220,652		6,679,211	(2,659,985)	6,239,878
Total	186,257,652	8,633,914	11,404,209	(3,866,822)	202,428,953
At a point in time	23,232,670	4,203,924	410,169	(632,374)	27,214,389
Over time	163,024,982	4,429,990	10,994,040	(3,234,448)	175,214,564

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2025

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2025 unless otherwise stated.)

7.	Other income and expense

Recognized in the statement of profit or loss:

	31 December 2025	31 December 2024	31 December 2023
Depositary reimbursement	161,280	116,386	205,727
Insurance compensation	60,107	-	517,510
Income from equipment donations	-	-	387,496
Rent income	14,868	11,753	50,094
Other	215,989	200,949	507,460
Other income	452,244	329,088	1,668,287

Donation expenses (*)	(936,436)	(961,359)	(7,407,230)
Litigation expenses	(501,463)	(203,452)	(1,395,185)
Loss on cancellation of lease contract	(231,238)	(291,835)	(276,976)
Loss on sale of fixed assets	(57,738)	(46,595)	(30,199)
Restructuring cost	(65,917)	(50,064)	(874,490)
Distributor restructuring cost (**)	-	(1,580,288)	-
Other	(434,486)	(240,686)	(690,183)
Other expense	(2,227,278)	(3,374,279)	(10,674,263)

(*) In 2023, the donation expenses mainly relate to the donation payment made on 6 February 2023, following the devastating earthquake disaster centered in Kahramanmaraş. This donation payment was made in accordance with the opportunity granted by the Capital Markets Board's decision dated 9 February 2023. In 2025 and 2024, the donation expenses consist of donations mainly made to educational and sport activities.

(**) Expenses resulting from company's restructuring of distributors across Turkey, the number of distributors has been reduced from two to one.

8.	Employee benefit expenses

	31 December 2025	31 December 2024	31 December 2023
Wages and salaries (*)	35,086,787	34,171,035	26,148,693
Defined benefit plan (**)	420,984	489,632	579,560
Defined contribution plans	220,614	124,826	142,681
	35,728,385	34,785,493	26,870,934

(*) Wages and salaries include compulsory social security contributions, bonuses and share based payments.

(**) Remeasurements of defined benefit plans for the years ended 31 December 2025, 2024 and 2023 amounting to TL 1,161,825, TL (231,601) and TL (283,013) respectively are reflected in other comprehensive income.

Employee benefit expenses are recognized in cost of revenue, selling and marketing expenses and administrative expenses.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2025

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2025 unless otherwise stated.)

9.	Finance income and costs

Recognized in the statement of profit or loss:

	31 December 2025	31 December 2024	31 December 2023
Interest income	8,711,978	9,869,230	5,892,931
Income from money market fund	3,008,831	-	-
Income from financial assets carried at fair value	202,147	2,233,632	8,702,488
Cash flow hedges – reclassified to profit or loss (*)	-	-	6,212,859
Net fair value gains on derivative financial instruments and interest	-	-	2,162,706
Interest income from financial assets	4,918,494	1,481,711	960,936
Finance income	16,841,450	13,584,573	23,931,920

Net foreign exchange losses	(7,366,352)	(4,912,921)	(26,488,339)
Net interest expenses for financial assets and liabilities measured at amortized cost	(14,123,157)	(14,996,147)	(11,031,337)
Net fair value losses on derivative financial instruments and interest	(774,771)	(1,503,427)	-
Cash flow hedges – reclassified to profit or loss (*)	412,285	(803,095)	-
Other	(212,028)	(69,994)	(147,242)
Finance costs	(22,064,023)	(22,285,584)	(37,666,918)

Monetary gain (loss)	1,598,366	7,657,905	7,213,152

Net finance costs	(3,624,207)	(1,043,106)	(6,521,846)

(*) Reclassification adjustments relating to cash flow hedge are TL 412,285, TL 186,626 and TL 6,960,313 and reclassification adjustments relating to cost of hedging reserve are TL (0), TL (989,721) and TL (747,454) for the years ended 31 December 2025, 2024, 2023 respectively.

Net foreign exchange losses mainly include foreign exchange losses on borrowings, bonds issued and foreign exchange gains on cash and cash equivalents.

Interest income and expense on financial assets and liabilities measured at amortized cost are shown as netted on consolidated statement of profit or loss. The Group has gross interest income on financial assets measured at amortized cost and interest expense on financial liabilities measured at amortized cost amounting to TL 1,946,505, TL (16,069,661), TL 2,176,235, TL (17,172,380), and TL 1,463,282, TL (12,494,618) for the years ended 31 December 2025, 2024 and 2023, respectively.

Foreign exchange gains and losses are shown as netted on consolidated statement of profit or loss. The company has gross foreign exchange gains and losses amounting to TL 28,819,000, TL (36,185,351), TL 14,908,457 TL (19,821,377) and TL 39,850,830, TL (66,339,170) for the years ended 31 December 2025, 2024 and 2023, respectively.

	31 December	31 December	31 December
	2025	2024	2023
Current income tax expense	(8,614,543)	(4,322,773)	(1,290,850)
Deferred income tax expense	(4,784,299)	(2,046,491)	10,127,383
Total income tax expense	(13,398,842)	(6,369,264)	8,836,533

51

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2025

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2025 unless otherwise stated.)

10.	Income tax expense

Reconciliation of income tax expense

	31 December 2025	31 December 2024	31 December 2023
Profit from continuing operations before income tax expense	31,190,252	20,881,165	11,124,691
Profit before income tax expense	31,002,849	37,148,415	14,846,998

Tax at the Turkiye’s tax rate	(7,750,712)	(5,220,291)	(2,781,173)
Difference in overseas tax rates	(139,052)	144,421	192,727
Effect of exemptions (*)	4,559,479	4,097,475	3,729,553
Effect of amounts which are not deductible and permanent differences	(305,532)	887,389	(1,190,358)
Change in unrecognized deferred tax assets (**)	(273,014)	(491,509)	403,740
Adjustments for current tax of prior years	5,771	1,363,663	157,579
Effect of increase in corporate tax rate in Turkiye	-	-	(2,015,933)
Tax effect of investment in associate	(883,281)	(714,705)	(775,809)
Tax effect of Law No 7440	-	-	(534,025)
Current period revaluation effect (***)	7,767,678	-	-
Inflation adjustments	(16,388,192)	(6,344,842)	11,643,353
Other	8,013	(90,865)	6,879
Total income tax expense	(13,398,842)	(6,369,264)	8,836,533

(*) Effect of exemptions mainly consist of R&D discounts and exemptions due to capital investments.

(**) The net deferred tax assets not recognized in the statement of financial position mainly consist of unused current period losses for which no deferred tax asset has been calculated.

(**) In accordance with the Law No. 7440 on the “Restructuring of Certain Receivables and Amending Certain Laws” published in the Official Gazette on 12 March 2023, it has been decided that an additional tax of 10% should be calculated over the deduction amounts (included in 2022 tax returns) and tax bases subject to reduced corporate tax.

(***) As of 2025, inflation adjustment to be applied under the Turkish Tax Procedure Law has been postponed for the 2025, 2026 and 2027 fiscal years pursuant to Law No. 7571. Within this scope, the Company revalued its depreciable assets in accordance with Article 298/Ç of the Turkish Tax Procedure Law, and the resulting revaluation increase has been recognized in a reserve account in the statutory records.

The corporate tax rate in Türkiye is 25% for companies (31 December 2024: 25%, 31 December 2023: 25%), 30% for banks ((31 December 2024: 30%, 31 December 2023: 30%), and companies within the scope of Law No. 6361, electronic payment and money institutions, authorized foreign exchange institutions, asset management companies, capital market institutions, insurance and reinsurance companies and pension companies.

An amendment to Turkey's Corporate Tax Law (No. 5520) was submitted on July 5, 2023, and published in the Official Gazette on July 15, 2023. According to this; the corporate tax rate has been increased from 20% to 25% for companies, 25% to 30% for banks, and companies within the scope of Law No. 6361, electronic payment and money institutions, authorized foreign exchange institutions, asset management companies, capital market institutions, insurance and reinsurance companies and pension companies. New tax rates became effective starting from the declarations that were submitted as of 1 October 2023 but it is applied for the annual taxable income.

The Group has applied the exception to recognizing and disclosing information about deferred tax assets and liabilities related to Pillar Two income taxes.

52

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2025

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2025 unless otherwise stated.)

11.	Expenses by nature

Breakdown of expenses by nature for the years ended 31 December 2025, 2024 and 2023 is as follows:

Cost of revenue:

	31 December 2025	31 December 2024	31 December 2023
Depreciation and amortization (*)	(63,928,335)	(62,256,360)	(59,149,066)
Share of Turkish Treasury	(21,446,492)	(19,399,594)	(17,556,821)
Employee benefit expenses	(20,587,035)	(20,176,605)	(15,964,322)
Cost of goods sold	(17,133,015)	(15,945,843)	(20,211,853)
Frequency expenses	(7,854,795)	(7,121,548)	(6,472,148)
Cost of revenue from financial services (**)	(7,350,595)	(5,892,109)	(3,497,863)
Interconnection and termination expenses	(5,766,236)	(5,879,187)	(7,475,184)
Energy expenses	(5,105,345)	(5,843,273)	(6,948,681)
Radio expenses	(4,048,031)	(2,736,561)	(2,586,778)
Universal service fund	(2,850,247)	(2,556,410)	(2,347,905)
Transmission expenses	(2,830,437)	(2,520,299)	(2,769,227)
Roaming expenses	(1,937,043)	(1,981,180)	(2,144,591)
Internet expense	(1,924,180)	(1,972,603)	(2,241,780)
Others	(10,362,652)	(10,044,078)	(10,167,604)
	(173,124,438)	(164,325,650)	(159,533,823)

(*) As at 31 December 2025, depreciation and amortization expenses include depreciation and amortization expenses related to the financial services amounting to TL 1,057,188 (31 December 2024: TL 794,426 and 31 December 2023: TL 617,720).

(**) As at 31 December 2025, cost of revenue from financial services includes employee benefit expenses related to the financial services amounting to TL 497,205 (31 December 2024: TL 432,219 and 31 December 2023: TL 352,191).

Selling and marketing expenses:

	31 December 2025	31 December 2024	31 December 2023
Employee benefit expenses	(7,888,200)	(7,640,468)	(5,933,094)
Marketing expenses	(6,668,587)	(5,410,651)	(3,722,422)
Selling expenses	(1,495,726)	(689,966)	(579,633)
Others	(828,209)	(589,895)	(503,391)
	(16,880,722)	(14,330,980)	(10,738,540)

Administrative expenses:

	31 December	31 December	31 December
	2025	2024	2023
Employee benefit expenses	(6,755,945)	(6,536,201)	(4,621,328)
Collection expenses	(545,781)	(395,033)	(243,523)
Consultancy expenses	(529,156)	(428,522)	(389,458)
Service expenses	(368,415)	(349,275)	(297,949)
Travel and entertainment expenses	(263,576)	(226,257)	(157,614)
Maintenance and repair expenses	(109,593)	(137,510)	(135,597)
Utility expenses	(24,874)	(12,498)	(15,129)
Others	(1,350,975)	(972,273)	(620,530)
	(9,948,315)	(9,057,569)	(6,481,128)

53

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2025

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2025 unless otherwise stated.)

11.	Expenses by nature (continued)

Net impairment losses on financial and contract assets:

	31 December 2025	31 December 2024	31 December 2023
Net impairment losses on financial and contract assets	(1,428,706)	(1,336,712)	(1,905,236)
	(1,428,706)	(1,336,712)	(1,905,236)

54

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2025

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2025 unless otherwise stated.)

12.	Property, plant and equipment

	Balance at 1				Acquisition through	Impairment expenses/	Effects of movements in	Balance at 31
Cost	January 2025	Additions	Disposals	Transfers	business combinations	(reversals)	exchange rates	December 2025
Network infrastructure (All operational)	359,720,059	12,528,460	(6,286,970)	22,761,683		-	763,971	389,487,203
Land and buildings	27,408,142	1,497,578	-	2,908,443	117,743	-	(39,158)	31,892,748
Equipment, fixtures and fittings	23,650,648	1,765,385	(352,705)	416,503	-	-	(170,631)	25,309,200
Motor vehicles	333,371	24,710	(45,468)	-	-	-	2,391	315,004
Leasehold improvements	7,276,404	222,030	(399)	-	-	-	(135)	7,497,900
Electricity production power plant	646,880	5	-	-	-	-	(7)	646,878
Construction in progress	6,566,301	27,860,339	(44,393)	(26,096,298)	-	-	111,499	8,397,448
Total	425,601,805	43,898,507	(6,729,935)	(9,669)	117,743	-	667,930	463,546,381

Accumulated depreciation
Network infrastructure (All operational)	251,391,425	22,473,565	(5,708,996)	-	-	19,883	(353,680)	267,822,197
Land and buildings	6,253,598	1,359,307	-	-	-	-	589,033	8,201,938
Equipment, fixtures and fittings	23,611,162	453,527	(228,484)	-	-	-	(1,184,173)	22,652,032
Motor vehicles	285,400	28,449	(43,344)	-	-	-	2,362	272,867
Leasehold improvements	7,003,057	103,004	-	-	-	-	(996)	7,105,065
Electricity production power plant	110,090	32,467	-	-	-	-	(1)	142,556
Total	288,654,732	24,450,319	(5,980,824)	-	-	19,883	(947,455)	306,196,655

Net book value	136,947,073	19,448,188	(749,111)	(9,669)	117,743	(19,883)	1,615,385	157,349,726

Depreciation expenses for the years ended 31 December 2025 and 2024 amounting to TL 24,470,202 and TL 26,472,779 respectively include impairment losses and are recognized in cost of revenue. Impaired network infrastructure mainly consists of damaged or technologically inadequate mobile and fixed network infrastructure investments. Expenses from impairment losses on property, plant and equipment for the year ended 31 December 2025 is TL 19,883 and is recognized under depreciation expenses (31 December 2024 TL 21,746).

55

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2025

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2025 unless otherwise stated.)

12.	Property, plant and equipment (continued)

	Balance at 1				Acquisition through	Impairment expenses/	Effects of movements in	Balance at 31
Cost	January 2024	Additions	Disposals	Transfers	business combinations	(reversals)	exchange rates	December 2024
Network infrastructure (All operational)	343,624,131	8,719,926	(9,068,282)	18,607,189	-	-	(2,162,905)	359,720,059
Land and buildings	21,668,997	2,062,588	(42,422)	4,020,150	-	-	(301,171)	27,408,142
Equipment, fixtures and fittings	22,620,816	2,279,693	(929,277)	535,991	-	-	(856,575)	23,650,648
Motor vehicles	356,146	20,458	(33,042)	-	-	-	(10,191)	333,371
Leasehold improvements	7,151,466	97,712	(1,458)	28,939	-	-	(255)	7,276,404
Electricity production power plant	640,905	5,950	-	-	-	-	25	646,880
Construction in progress	4,608,095	25,245,520	(109,053)	(23,145,291)	-	-	(32,970)	6,566,301
Total	400,670,556	38,431,847	(10,183,534)	46,978	-	-	(3,364,042)	425,601,805

Accumulated depreciation
Network infrastructure (All operational)	239,587,974	22,389,588	(7,379,818)	-	-	21,743	(3,228,062)	251,391,425
Land and buildings	5,402,950	1,014,897	-	-	-	-	(164,249)	6,253,598
Equipment, fixtures and fittings	22,934,869	2,398,780	(200,564)	-	-	3	(1,521,926)	23,611,162
Motor vehicles	336,495	34,409	(29,028)	-	-	-	(56,476)	285,400
Leasehold improvements	6,420,948	580,216	(27)	-	-	-	1,920	7,003,057
Electricity production power plant	31,196	33,143	-	-	-	-	45,751	110,090
Total	274,714,432	26,451,033	(7,609,437)	-	-	21,746	(4,923,042)	288,654,732

Net book value	125,956,124	11,980,814	(2,574,097)	46,978	-	(21,746)	1,559,000	136,947,073

56

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2025

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2025 unless otherwise stated.)

13.	Intangible assets

	Balance at 1				Impairment expenses/	Effects of movements in	Balance at 31
Cost	January 2025	Additions	Disposals	Transfers	(reversals)	exchange rates	December 2025
Telecommunication licenses	129,024,942	239,593	(32)	-	-	(43,206)	129,221,297
Computer software	211,255,967	15,961,770	(214,970)	561,008	-	2,051,117	229,614,892
Transmission line software	2,013,857	3,132	-	-	-	12,033	2,029,022
Indefeasible right of usage	2,064,237	10,284	-	-	-	1	2,074,522
Brand name	15,897	-	-	-	-	738	16,635
Customer base	65,029	-	-	-	-	(4,709)	60,320
Goodwill	770,907	-	-	-	-	-	770,907
Subscriber acquisition cost	82,886,223	10,740,077	-	-	-	756,434	94,382,734
Electricity production license	1,140,206	-	-	1,140,203	-	(269,104)	2,011,305
Others	2,766,364	401,502	(10,329)	(1,140,203)	-	251,711	2,269,045
Construction in progress	476,472	452,058	-	(551,339)	-	1,787	378,978
Total	432,480,101	27,808,416	(225,331)	9,669	-	2,756,802	462,829,657

Accumulated amortization
Telecommunication licenses	98,511,899	7,416,434	(31)	-	-	718,278	106,646,580
Computer software	163,236,794	12,568,970	(115,424)	(117,361)	558,903	483,949	176,615,831
Transmission line software	2,031,398	6,400	-	-	-	(10,435)	2,027,363
Indefeasible right of usage	1,309,287	51,396	-	-	-	439	1,361,122
Brand name	3,632	-	-	-	-	6,239	9,871
Customer base	34,010	401	-	-	-	8,403	42,814
Subscriber acquisition cost	58,141,692	10,419,947	-	-	-	(7,533)	68,554,106
Electricity production license	179,803	57,663	-	78,096	-	(6,527)	309,035
Others	1,866,945	369,078	(10,317)	39,265	128	17,931	2,283,030
Total	325,315,460	30,890,289	(125,772)	-	559,031	1,210,744	357,849,752

Net book value	107,164,641	(3,081,873)	(99,559)	9,669	(559,031)	1,546,058	104,979,905

57

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2025

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2025 unless otherwise stated.)

13.	Intangible assets (continued)

	Balance at 1				Impairment expenses/	Effects of movements in	Balance at 31
Cost	January 2024	Additions	Disposals	Transfers	(reversals)	exchange rates	December 2024
Telecommunication licenses	129,086,912	1,343	(82,130)	-	-	18,817	129,024,942
Computer software	195,942,049	13,811,239	(43,107)	382,537	-	1,163,249	211,255,967
Transmission line software	1,990,425	1,465	(662)	-	-	22,629	2,013,857
Indefeasible right of usage	1,919,358	144,879	-	-	-	-	2,064,237
Brand name	20,350	-	-	-	-	(4,453)	15,897
Customer base	73,883	-	-	-	-	(8,854)	65,029
Goodwill	770,907	-	-	-	-	-	770,907
Subscriber acquisition cost	72,791,783	9,653,267	-	-	-	441,173	82,886,223
Electricity production license	1,262,381	-	-	-	-	(122,175)	1,140,206
Others	2,357,311	369,171	(2,603)	(46,977)	-	89,462	2,766,364
Construction in progress	495,555	384,488	(2,136)	(382,537)	-	(18,898)	476,472
Total	406,710,914	24,365,852	(130,638)	(46,977)	-	1,580,950	432,480,101

Accumulated amortization
Telecommunication licenses	90,877,046	7,446,046	(19,530)	-	-	208,337	98,511,899
Computer software	151,201,408	11,194,611	(13,683)	-	154,681	699,777	163,236,794
Transmission line software	1,971,530	42,044	-	-	-	17,824	2,031,398
Indefeasible right of usage	1,214,529	97,610	(1,792)	-	-	(1,060)	1,309,287
Brand name	18,547	-	-	-	-	(14,915)	3,632
Customer base	53,561	826	-	-	-	(20,377)	34,010
Subscriber acquisition cost	49,080,253	9,765,186	-	-	-	(703,747)	58,141,692
Electricity production license	99,108	57,171	-	-	-	23,524	179,803
Others	1,619,661	292,667	(2,309)	-	1,012	(44,086)	1,866,945
Total	296,135,643	28,896,161	(37,314)	-	155,693	165,277	325,315,460

Net book value	110,575,271	(4,530,309)	(93,324)	(46,977)	(155,693)	1,415,673	107,164,641

58

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2025

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2025 unless otherwise stated.)

13.	Intangible assets (continued)

Amortization expenses for the years ended 31 December 2025 and 2024 amounting to TL 31,449,320 and TL 29,051,854, respectively include impairment losses and are recognized in cost of revenue. Impairment losses on intangible assets not in use for the years ended 31 December 2025 and 2024 are TL 559,031 and TL 155,693, respectively and are recognized in amortization expenses.

Computer software includes capitalized software development costs that meet the definition of an intangible asset. The amount of capitalized development costs is TL 4,371,052 for the year ended 31 December 2025 (31 December 2024: TL 4,038,085). Research and development expenses for the years ended 31 December 2025 and 2024 amounting to TL 450,871 and TL 410,964, respectively are recognized in cost of revenue.

14.	Impairment of non-financial assets

The Group evaluates whether there is any indication of impairment for an asset on the relevant reporting date. If such an indication exists, the asset's recoverable amount is estimated. If the recoverable amount of the asset or any cash-generating unit (“CGU”) to which the asset belongs exceeds its carrying amount, no impairment loss is recognized.

As of 31 December 2025, and 2024, no indication of impairment was found in any CGU of the Group and no impairment test was performed.

59

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2025

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2025 unless otherwise stated.)

15.	Investment properties

	31 December	31 December
Cost	2025	2024
Opening balance	2,246,125	2,246,125
Transfer from property, plant and equipment	-
Closing balance	2,246,125	2,246,125

Accumulated depreciation
Opening balance	(2,000,919)	(1,977,083)
Depreciation and impairment charges during the year	(22,583)	(23,836)
Closing balance	(2,023,502)	(2,000,919)

Net book value	222,623	245,206

Depreciation expenses amounting TL 22,583 for the year ended 31 December 2025 (31 December 2024: TL 23,836) are recognized under cost of revenue.

Determination of the fair values of the Group’s investment properties.

The Group engages qualified external experts, authorized by the Capital Markets Board of Türkiye, to perform the valuation of investment properties. Management works closely with the qualified external experts to establish the appropriate valuation techniques and inputs to the model. The fair values of these investment properties were determined using a variety of valuation methods: income capitalization approach and cost approach. In estimating the fair values of the properties, the highest and best use of the property is its current use.

The fair value of the Group’s investment properties has been determined by an independent valuation company. As of 31 December 2025, the fair value of the investment properties appraised by the valuation company amounted to TL 535,520 (31 December 2024: TL 533,909).

Significant unobservable inputs and sensitivity of fair values of respective investment properties are as follows:

In the “income capitalization” approach, a significant increase/(decrease) in rentals will cause a significant increase/(decrease) in the fair value. In addition, a slight decrease/(increase) in risk premium and discount rate which are calculated by considering current market conditions will cause a significant increase/(decrease) in the fair value.

For properties valued using the cost approach, a significant increase (decrease) in construction costs and other related costs of comparable properties in the market would result in a significant increase (decrease) in fair value.

Rent income from investment properties during the year ended 31 December 2025 is TL 12,075 (31 December 2024: TL 7,990). There are no direct operating expenses for investment properties during the year ended 31 December 2025 (31 December 2024: None).

60

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2025

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2025 unless otherwise stated.)

16.	Right-of-use assets

Closing balances of right-of-use assets as of 31 December 2025 and 31 December 2024 and depreciation and amortization expenses for the years ended 31 December 2025 and 31 December 2024 are as follows:

			Network		Right of
	Site Rent	Building	equipment	Vehicles	way	License	Other	Total
Balance at 1 January 2025	6,827,604	2,474,788	328,930	2,069,111	939,844	37,600	638,941	13,316,818
Depreciation and amortization charge for the year	(3,247,856)	(477,089)	(1,756,025)	(747,788)	(1,041,614)	(180,844)	(535,014)	(7,986,230)
Balance at 31 December 2025	7,512,210	2,775,252	297,443	1,556,327	10,208,972	54,194	556,391	22,960,789

			Network		Right of
	Site Rent	Building	equipment	Vehicles	way	License	Other	Total
Balance at 1 January 2024	7,305,568	2,407,197	387,594	273,302	796,716	1,415	424,240	11,596,032
Depreciation and amortization charge for the year	(3,102,308)	(767,957)	(1,663,312)	(414,875)	(192,298)	(169,807)	(397,333)	(6,707,890)
Balance at 31 December 2024	6,827,604	2,474,788	328,930	2,069,111	939,844	37,600	638,941	13,316,818

As at 31 December 2025, the Company has additions to right-of-use assets amounting to TL 18,184,732 (31 December 2024: TL 8,955,478) and interest expense on lease liabilities amounting to TL 2.987.258 (31 December 2024: TL 1,500,476). Depreciation and amortization expenses amounting to TL 7,986,230 (31 December 2024: TL 6,707,889) are recognized in cost of revenues.

61

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2025

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2025 unless otherwise stated.)

17.	Other assets

	31 December	31 December
Other non-current assets	2025	2024
Advances given for property, plant and equipment	5,348,551	7,303,757
Deposits and guarantees given	1,228,760	1,022,791
Prepaid expenses	721,619	353,299
VAT receivable	648,907	495,757
Others	262,112	271,779
	8,209,949	9,447,383

	31 December	31 December
Other current assets	2025	2024
VAT receivable	3,578,544	2,236,204
Prepaid expenses	3,630,099	2,822,005
Prepaid taxes	324,242	270,954
Restricted cash	888,473	963,438
Advances given to suppliers	285,348	280,361
Receivables from tax office	2,571	367,343
Others	191,186	1,053,283
	8,900,463	7,993,588

18.	Deferred tax assets and liabilities

Recognized deferred tax assets and liabilities

Deferred tax assets and liabilities at 31 December 2025 and 2024 are attributable to the following:

	Assets		Liabilities		Net
	2025	2024	2025	2024	2025	2024
Depreciation & Capitalization and
revaluation difference under Property, plant and equipment	7,782,328	1,106,277	(33,367,949)	(14,146,064)	(25,585,621)	(13,039,787)
and intangible assets (*)
Derivative instruments	159,887	50,573	(37,234)	(587,642)	122,653	(537,069)
Reserve for defined benefit plan and provisions	2,320,514	2,873,058	(15,641)	(745)	2,304,873	2,872,313
Tax losses carried forward	3,431,552	1,385,541	-	-	3,431,552	1,385,541
Tax allowances (***)	5,195,964	2,763,246	(3,139)	-	5,192,825	2,763,246
Other assets and liabilities (**)	7,208,085	4,778,455	(400,378)	(1,772,324)	6,807,707	3,006,131
Deferred tax assets/(liabilities)	26,098,330	12,957,150	(33,824,341)	(16,506,775)	(7,726,011)	(3,549,625)
Offsetting	(18,017,497)	(9,635,262)	18,017,497	9,635,262	-	-
Net deferred tax assets/(liabilities)	8,080,833	3,321,888	(15,806,844)	(6,871,513)	(7,726,011)	(3,549,625)

(*) As of 2025, inflation adjustment to be applied under the Turkish Tax Procedure Law has been postponed for the 2025, 2026 and 2027 fiscal years pursuant to Law No. 7571. Within this scope, the Company revalued its depreciable assets in accordance with Article 298/Ç of the Turkish Tax Procedure Law, and the resulting revaluation increase has been recognized in a reserve account in the statutory records.

(**) Mainly comprises of loans, bonds, prepaid expenses and lease liabilities’ deferred tax effects.

(***) Tax exemptions consist of deferred taxes arising from investment incentive certificates and R&D exemptions.

62

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2025

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2025 unless otherwise stated.)

18.	Deferred tax assets and liabilities (continued)

Movement in deferred tax assets/ (liabilities) for the years ended 31 December 2025 and 2024 were as follows:

	2025	2024
Opening balance, net	(3,549,625)	(2,187,291)
Income statement charge	(4,784,299)	(2,046,491)
Tax charge relating to components of other comprehensive income	(757,837)	(843,583)
Tax charge related to equity items	1,365,750	1,527,740
Closing balance, net	(7,726,011)	(3,549,625)

The Group did not recognize deferred income tax assets of TL 1,665,351 (31 December 2024: TL 3,186,203) in respect of tax losses amounting to TL 19,812,716 (31 December 2024: TL 16,218,576) that can be carried forward against future taxable income because it is not probable that future taxable profits will be available against which unrecognized tax losses can be utilized. The unused tax losses were incurred mainly by BeST.

Unused tax losses will expire at the following dates:

Expiration Date	31 December 2025	31 December 2024
2025	-	5,578,042
2026	304,911	235,165
2027	3,727,680	3,172,164
2028	2,128,973	828,929
2029	6,649,571	5,546,666
2030	6,463,909	355,136
2031	490,921	441,281
Indefinite	46,751	61,193
Total	19,812,716	16,218,576

Tax Advantages Obtained Within the Scope of the Investment Incentive System

Profits generated from the Group’s investments that are covered by an investment incentive certificate are subject to corporate income tax at reduced rates, starting from the financial year in which the investment is partially or fully put into operation, until the investment contribution amount is utilized in full. As a result of the recognition of such tax benefit as of 31 December 2025, deferred tax income of TRY 2,346,908 has been recognized in the consolidated statement of profit or loss for the period from 1 January to 31 December 2025.

63

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2025

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2025 unless otherwise stated.)

19.	Trade receivables

	31 December	31 December
	2025	2024
Receivables from subscribers	16,091,832	15,035,358
Undue assigned contracted receivables	1,116,263	1,389,511
Accounts and notes receivable	6,337,363	5,124,258
	23,545,458	21,549,127

Trade receivables are shown net of provision for impairment amounting to TL 943,781 as at 31 December 2025 (31 December 2024: TL 814,830). Movements in provision for impairment of trade receivables and due from related parties are disclosed in Note 35. The accounts and notes receivable represent receivables from distributors and roaming receivables. The Group’s exposure to currency risk and credit risk arising from trade receivables are disclosed in Note 35.

Letters of guarantee received with respect to the accounts and notes receivable amounted to TL 5,058,910 and TL 3,303,789 at 31 December 2025 and 2024, respectively.

The undue assigned contracted receivables related to handset campaigns, which will be billed after one year amounted to TL 249,318 (31 December 2024: TL 210,343) is presented under non-current trade receivable amounted to TL 257,003 (31 December 2024: TL 429,371). The allowance for doubtful receivables allocated for long-term trade receivables amounts to TL 341 (31 December 2024: TL 308).

20.	Receivables from financial services

	31 December	31 December
	2025	2024
Non-current receivables from financial services	283,932	480,570
Current receivables from financial services	8,814,916	9,348,782
	9,098,848	9,829,352

Movements in provision for impairment of receivables from financial services are disclosed in Note 35.

21.	Contract assets

	31 December	31 December
	2025	2024
Non-current contract assets	258,174	215,978
Current contract assets	6,321,129	6,806,987
	6,579,303	7,022,965

The contract assets represent contract assets from subscribers. Contract asset is recorded when revenue is recognized in advance of the Group’s right to bill and receive consideration. The contract asset will decrease as services are provided and billed. Contract assets also include contracted receivables related to handset campaigns, and the portion which will be billed after one year is presented under non-current contract assets.

22.	Inventories

As of 31 December 2025, inventories amounting to TL 897,953 which consist of mainly mobile phone and its accessories, tablet, sim-cards, tower construction materials and other electronic products (31 December 2024: TL883,014).

64

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2025

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2025 unless otherwise stated.)

23.	Cash and cash equivalents

	31 December 2025	31 December 2024
Cash in hand	337	649
Banks	78,398,265	83,340,516
- Demand deposits	5,595,255	6,029,132
- Time deposits	72,803,010	61,114,813
- Receivables from reverse repo	-	16,196,571
Impairment loss provision	(4,857)	(12,813)
Other (*)	13,434,537	6,901,401
	91,828,282	90,229,753

(*) It consists of highly liquid money market funds and government bonds with original maturities of less than 90 days as of the acquisition date and which are subject to an insignificant risk of changes in value.

As of 31 December 2025, the average effective interest rates of TRY, USD and EUR time deposits are 39.7%, 3.5% and 1.6% (31 December 2024: 47.4%, 2.7% and 2.7%) respectively.

As of 31 December 2025, average maturity of time deposits is 7 days (31 December 2024: 35 days).

As of 31 December 2024, the effective interest rates of USD receivables from reverse repo are 4.0%. Reconciliation of cash and cash equivalents in consolidated statement of cash flows:

	31 December	31 December
	2025	2024
Cash and cash equivalents	91,828,282	90,229,753
Interest accrual of cash and cash equivalents	(60,510)	(366,852)
Total	91,767,772	89,862,901

65

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2025

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2025 unless otherwise stated.)

24.	Financial assets

The details of financial assets as of 31 December 2025 and 2024 are as follows:

	31 December 2025		31 December 2024
	Non-current	Current	Non-current	Current
Fair value through profit or loss	8,620,841	2,485,526	7,803,449	4,677,683
- Investment funds (*)	8,620,841	2,485,526	7,803,449	-
- Currency protected time deposits	-	-	-	4,677,683
Fair value through other comprehensive income	29,152,733	9,524,555	15,513,584	2,933,859
- Listed debt securities (**)	29,152,733	9,524,555	15,513,584	2,933,859
Amortized cost	-	2,148,886	-	1,395,180
- Time deposits with maturity of more than three months	-	2,148,886	-	1,395,180
	37,773,574	14,158,967	23,317,033	9,006,722

(*) Investment funds mainly consist of money market funds and Turkcell Venture Capital Investment Fund (GSYF), established by Re-Pie Portfolio Management Inc., as well as the shares and financial assets related to this fund. These funds are measured at fair value, and the corresponding changes in value are recognized in profit or loss.

(**) Listed debt securities are classified as financial assets at fair value through other comprehensive income.

	Fair Values
	31 December	31 December	Fair value
	2025	2024	hierarchy	Valuation technique
Financial assets at fair value through other comprehensive income	38,677,288	18,447,443	Level 1	Pricing models based on quoted market prices at the end of the reporting period,
Financial assets at fair value through profit or loss	10,602,314	7,104,182	Level 1	Pricing models based on quoted market prices at the end of the reporting period,
Financial assets at fair value through profit or loss	-	4,677,683	Level 2	Forward exchange rates at the reporting date

Financial assets at fair value through profit or loss	504,053	699,267	Level 3	Pricing models based on discounted cash flow
	49,783,655	30,928,575

The movement of the financial assets which is shown in Level 3 are as follows:

	31 December	31 December
	2025	2024
Opening balance	699,267	867,759
Addition	71,891	190,760
Disposal	-	(124,465)
Remeasurement recognised in profit or loss	(260,217)	(189,231)
Monetary gain/(loss)	(6,888)	(45,556)
Closing balance	504,053	699,267

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2025

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2025 unless otherwise stated.)

24.	Financial assets (continued)

As of 31 December 2025, and 2024, the notional and fair value amounts of listed debt securities are as follows:

31 December 2025
	Notional amount	Fair value
Currency	(original currency)	(in TL)	Maturity
USD	100,000	4,404,161	Indefinite
USD	69,135	3,709,651	17 August 2031
TRY	2,914,000	3,227,414	10 February 2027
TRY	2,400,000	2,548,556	12 September 2029
USD	50,000	2,295,357	31 July 2030
USD	46,500	2,225,938	16 October 2028
USD	50,000	2,206,618	13 August 2026
USD	50,000	2,205,265	22 July 2026
USD	50,000	2,174,117	5 April 2026
TRY	1,500,000	1,621,220	27 September 2034
USD	35,000	1,584,491	26 February 2035
EUR	24,500	1,375,937	21 May 2030
USD	30,000	1,374,649	4 February 2030
EUR	23,945	1,244,558	14 September 2026
USD	22,500	1,020,877	12 November 2026
USD	21,000	937,916	Indefinite
USD	20,000	892,514	Indefinite
EUR	15,000	755,646	31 October 2035
USD	11,500	535,734	5 October 2034
USD	11,000	518,575	16 January 2029
USD	10,000	475,348	17 January 2034
USD	7,421	411,330	14 September 2027
TRY	250,000	258,297	8 November 2028
EUR	5,000	251,908	28 January 2026
EUR	3,000	154,286	1 April 2026
EUR	2,500	128,220	8 October 2026
TRY	100,000	92,968	16 March 2026
TRY	50,000	45,737	17 April 2026
Total listed debt securities		38,677,288

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2025

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2025 unless otherwise stated.)

24.	Financial assets (continued)

As of 31 December 2025, and 2024, the notional and fair value amounts of listed debt securities are as follows: (continue)

31 December 2025
Currency	Notional amount (original currency)	Fair value (in TL)	Maturity
USD	113,235	4,853,525	Indefinite
USD	50,000	2,522,660	Indefinite
TRY	50,000	2,268,762	Indefinite
EUR	116,497	255,508	Indefinite
TRY	5,000	216,764	15 March 2026
TRY	4,992	213,952	19 November 2027
TRY	174,131	174,131	Indefinite
TRY	2,006	85,975	24 February 2027
TRY	2,144	8,655	1 January 2090
USD	769	2,132	Indefinite
EUR	134	134	Indefinite
USD	117	116	Indefinite
Total listed debt securities		10,602,314

31 December 2024
Currency	Notional amount (original currency)	Fair value (in TL)	Maturity
USD	135,000	6,168,766	15 May 2034
USD	54,500	2,760,739	16 October 2028
TRY	988,000	1,450,591	12 August 2026
TRY	1,001,000	1,396,346	12 September 2029
EUR	24,500	1,289,686	21 May 2030
USD	22,500	1,116,306	12 November 2026
USD	20,000	946,948	23 January 2025
USD	15,000	740,589	1 October 2025
USD	13,000	613,384	12 December 2025
USD	11,500	557,994	5 October 2034
USD	11,000	544,520	16 January 2029
USD	10,000	463,994	3 December 2025
USD	4,500	228,637	19 October 2028
USD	3,620	168,943	31 March 2025
Total listed debt securities		18,447,443

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2025

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2025 unless otherwise stated.)

24.	Financial assets (continued)

As of 31 December 2024, the notional and fair value amounts of currency protected time deposits are as follows:

31 December 2024
Currency	Notional amount (original currency)	Fair value (in TL)	Maturity
TRY	1,644,192	2,885,065	25 April 2025
TRY	505,259	851,078	26 February 2025
TRY	246,418	417,007	21 February 2025
TRY	155,895	262,354	28 February 2025
TRY	155,646	262,179	27 February 2025
Total currency protected time deposits		4,677,683

During the year, the following gains (losses) were recognized in other comprehensive income.

	31 December 2025	31 December 2024
Gains / (Losses) recognized in other comprehensive income
Related to financial assets	714,892	132,109
Related to financial assets, tax effect	(178,723)	(33,027)
	536,169	99,082

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2025

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2025 unless otherwise stated.)

25.	Equity

Share capital

As at 31 December 2025, share capital represents 2,200,000,000 (31 December 2024: 2,200,000,000) authorized, issued and fully paid shares with a par value of TL 1 each. In this respect, share capital presented in the consolidated financial statements refers to nominal amount of registered share capital.

Each holder of shares is entitled to receive dividends as declared and their vote entitlements are determined as explained in Note 1.

Companies with their shareholding percentage are as follows:

	31 December 2025		31 December 2024
	(%)	TL	(%)	TL
Public Share (*)	53.95	1,187,004	53.95	1,187,004
TVF BTIH	26.20	576,400	26.20	576,400
IMTIS Holdings	19.80	435,600	19.80	435,600
Other	0.05	996	0.05	996
Total		2,200,000		2,200,000

Inflation adjustment to share capital		58,906,064		58,906,064
Inflation adjusted capital		61,106,064		61,106,064

(*) Public shares also include the shares repurchased by the Company. As of 31 December 2025, the total number of treasury shares amounts to 23,557.

Legal reserves

The legal reserves consist of first and second reserves, appropriated in accordance with the Turkish Commercial Code (“TCC”).

The TCC stipulates that the first legal reserve is appropriated out of statutory profits at the rate of 5% per annum, until the total reserve reaches 20% of a company’s paid-in share capital. The second legal reserve is appropriated at the rate of 10% per annum of all cash dividends in excess of 5% of the paid-in share capital. Under the TCC, the legal reserves can only be used to offset losses and are not available for any other usage unless they exceed 50% of paid-in share capital.

Treasury shares

In 2025, in accordance with the Board of Directors' share buy-back decisions on 27 July 2016 and 30 January 2017, the Company purchased a total of 2,662,240 shares at a price level of between TRY 87.99 and TRY 95.58 (In 2024 the Company purchased a total of 3,001,398 shares at a price level of between TRY98.05 and TRY 99.87). Treasury shares are recognized by deducting from equity. The amounts are historical amounts that have not been indexed for the purpose of this disclosure.

Dividends

Turkcell:

At the general assembly held on 15 May 2025, it was decided that a portion of the Company's distributable profit for the period ending 31 December 2025, amounting to a gross nominal 8,000,000 TL, would be distributed to shareholders in cash as a gross 3.6363 TL per share with a nominal value of 1 TL, on 20 June 2025 and 26 December 2025. The amount was paid to the shareholders on the relevant date. The total dividend, calculated based on purchasing power parity as of 31 December 2025, is 8,985,749 TL.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2025

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2025 unless otherwise stated.)

26.	Earnings per share

	31 December	31 December	31 December
	2025	2024	2023
Numerator:
Profit attributable to owners of the Company	17,604,007	30,790,359	23,724,634
Denominator:
Weighted average number of shares (*)	2,178,379,952	2,181,023,660	2,182,106,193
Basic and diluted earnings per share for profit attributable to owners of the Company (in full TL)	8.08	14.12	10.87

Numerator:
Profit from continuing operations attributable to owners of the Company	17,791,410	14,523,109	20,002,327
Denominator:
Weighted average number of shares (*)	2,178,379,952	2,181,023,660	2,182,106,193
Basic and diluted earnings per share for profit from continuing operations attributable to owners of the Company (in full TL)	8.17	6.66	9.17

Numerator:
Profit from discontinuing operations attributable to owners of the Company	(187,403)	16,267,250	3,722,307
Denominator:
Weighted average number of shares (*)	2,178,379,952	2,181,023,660	2,182,106,193
Basic and diluted earnings per share for profit from discontinued operations attributable to owners of the Company (in full TL)	(0.09)	7.46	1.71

(*) Refer to Note 25 - Treasury shares

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2025

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2025 unless otherwise stated.)

27.	Other non-current liabilities

	31 December	31 December
	2025	2024
Liabilities to BeST investment agreement	1,640,828	1,707,760
Deferred revenue	312,506	278,405
	1,953,334	1,986,165

(*) The transfer of ownership of BeST's 20% share in the Republic of Belarus was completed on 9 December 2022. On 30 November 2022, an agreement was signed between the Republic of Belarus, BeST and the Company for the development of telecommunications infrastructure, which covers the years 2022-2032 and involves a USD 100,000 obligation to be paid over a period of 10 years based on a minimum of 50% of the IFRS net profit earned by BeST, with the entire amount being paid by the Company to the Republic of Belarus if the specified amount is not reached at the end of the 10-year period. The liability recorded in the consolidated financial statements for the BeST investment agreement reflects the amortized cost value of future payments at the balance sheet date. The total future payments to be made is USD 100,000 (equivalent to TL 4,286,230 as of 31 December 2025) and will be paid depending on the financial performance of BeST. A discount rate of 14.99% was used in the amortized cost calculation. BeST expects the payment to be made in installments between 2026- 2032 and changes in expected timing of payments is accounted within net interest expenses for financial assets and liabilities measured at amortized cost.

The payment amount of TL 106,864 has been classified under other short-term liabilities.

28.	Loans and borrowings

Long-term borrowings	31 December 2025	31 December 2024
Unsecured bank loans	36,529,205	33,502,486
Secured bank loans	12,576,314	8,639,318
Lease liabilities	12,520,129	4,944,629
Debt securities issued	61,107,212	21,547,174
	122,732,860	68,633,607

	31 December	31 December
Short-term borrowings	2025	2024
Unsecured bank loans	24,366,285	37,935,323
Secured bank loans	1,826,138	1,599,835
Lease liabilities	2,964,188	1,367,685
Debt securities issued	6,759,655	27,036,945
	35,916,266	67,939,788

The sale process of the conventional bond issuance of the Company with a nominal amount of USD 500,000, 5-year maturity, a redemption date of 24 January 2030, a fixed annual coupon rate of 7.45%, and a sales price of 100% of the nominal value, to qualified investors abroad was completed on 24 January 2025. The subscription agreement for the issuance was signed on 22 January 2025.

The sale process of the sustainable bond issuance of the Company with a nominal amount of USD 500,000, 7-year maturity, a redemption date of 24 January 2032, a fixed annual coupon rate of 7.65%, and a sales price of 100% of the nominal value, to qualified investors abroad was completed on 24 January 2025. The subscription agreement for the issuance was signed on 22 January 2025.

The bond issued in 2015 with a nominal amount of USD 500,000 and a maturity of 10 years was redeemed in full upon its maturity on 15 October 2025, and the related liability has been fully settled.

The loan obtained on 26 October 2015 from China Development Bank with a principal amount of EUR 500,000 was redeemed in full upon its maturity on 23 October 2025, and the related liability has been fully settled.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2025

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2025 unless otherwise stated.)

28.	Loans and borrowings (continued)

Terms and conditions of outstanding loans are as follows:

			31 December 2025			31 December 2024
	Currency	Interest rate type	Payment period	Nominal interest rate	Carrying amount	Payment period	Nominal interest rate	Carrying amount
Unsecured Bank Loans	EUR	Floating	2026-2030	Euribor+2%-Euribor+4,0%	35,323,659	2025-2030	Euribor+2.0%-Euribor+4.0%	41,822,675
Unsecured Bank Loans	EUR	Fixed	2026	3.6%-3.95%	1,973,139	2025	5%	484,477
Unsecured Bank Loans	USD	Floating	2026-2032	SOFR + 2% -SOFR + 2,2%	14,473,289	2026-2029	Sofr+ 2.2%	6,690,749
Unsecured Bank Loans	USD	Fixed	2026	2.5%	81,699	2026	2.56%	202,358
Unsecured Bank Loans	TRY	Floating	2026-2027	TLREF+2%	243,161	-	-	-
Unsecured Bank Loans	TRY	Fixed	2026	36,25% - 45,5%	6,114,448	2025-2027	24.4%-67.3%	18,873,442
Unsecured Bank Loans	CNY	Fixed	2026-2028	5,1% - 5,5%	2,686,095	2026-2028	5.2%-5.5%	3,364,108
Secured bank loans	EUR	Floating	2026-2037	EURIBOR+0,7%	2,949,366	2036	Euribor+0.7%	1,472,567
Secured bank loans	USD	Floating	2026-2028	SOFR + 0,6% -SOFR + 1,6%	689,314	2026-2028	Sofr+0.6% & Sofr+1.6%	1,032,036
Secured bank loans	USD	Fixed	2026-2033	1,5% - 3,8%	4,296,681	2029-2033	1.5%-3.8%	5,422,323
Secured bank loans	CNY	Fixed	2026-2034	4.0%	6,467,091	2034	4.0%	2,312,227
Debt securities issued	TRY	Fixed	2026	37%-39,25%	2,408,283	2025	42.0%-49.5%	3,931,425
Debt securities issued	USD	Fixed	2026-2032	5,8% - 7,7%	65,458,584	2025-2028	6%	44,652,694
Lease liabilities	EUR	Fixed	2026-2034	2,9%-10,3%	404,831	2025-2034	2.9%-10.3%	458,601
Lease liabilities	TRY	Fixed	2026-2070	7,5%-62,3%	5,016,942	2025-2069	7.5%-62.3%	5,183,093
Lease liabilities	USD	Fixed	2026-2052	4%-11,6%	9,221,639	2025-2037	4.0%-11.6%	62,174
Lease liabilities	BYR	Fixed	2026-2028	10,8%-20,0%	840,905	2025-2037	10.8%-20.0%	608,446
					158,649,126			136,573,395

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2025

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2025 unless otherwise stated.)

29.	Employee benefits

	31 December 2025	31 December 2024
Retirement pay liability provision	2,074,592	3,144,599
Unused vacation provision	816,101	824,158
	2,890,693	3,968,757

Provision for defined benefit plans

Movements in provision for retirement pay liability are as follows:

	2025	2024
Balance at 1 January	3,144,599	3,183,356
Service cost	493,572	646,459
Remeasurements	(1,161,825)	231,601
Interest expense	711,056	696,536
Benefit payments	(409,802)	(534,804)
Inflation adjustment	(703,008)	(1,078,549)
Balance at 31 December	2,074,592	3,144,599

The sensitivity of provision for retirement pay liability to changes in the significant actuarial assumptions is:

31 December 2025	Interest Rate		Inflation Rate
Sensitivity Level	1% increase	1% decrease	1% increase	1% decrease
Change in assumption	(13.1)%	15.6%	16.1%	(13.6)%
Impact on provision for defined benefit plans	(271,772)	323,636	334,009	(282,145)

31 December 2024	Interest Rate		Inflation Rate
Sensitivity Level	1% increase	1% decrease	1% increase	1% decrease
Change in assumption	(14.2)%	17.2%	6.6%	(22.7)%
Impact on provision for defined benefit plans	(446,533)	540,557	207,544	(713,824)

The above sensitivity analyses are based on a change in an assumption while holding all other assumptions constant. In practice, this is unlikely to occur, and changes in some of the assumptions may be correlated.

Defined contribution plans

Obligations for contribution to defined contribution plans are recognized as an expense in the consolidated statement of profit or loss as incurred. The Group is obliged to contribute a certain percentage of personnel wages to pension plans. The Group incurred TL 220,614 and TL 124,826 in relation to the defined contribution retirement plan for the years ended 31 December 2025 and 2024 respectively.

Share based payments

The Group has a share performance-based payment plan (cash settled incentive plan) in order to build a common interest with its shareholders, support sustainable success, and ensure loyalty of key employees. The KPIs of the plan are; the total shareholder return in excess of weighted average cost of capital (WACC), and ranking of total shareholder return in comparison with BIST-30 and peer group. Bonus amount is determined according to these evaluations, and it is distributed over a three-year payment plan.

As of 31 December 2025, the Group recognized expenses of TL 1,226,363 regarding this plan (31 December 2024: TL 1,817,575). Additionally, expenses regarding to key management personnel explained in Note 39.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2025

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2025 unless otherwise stated.)

30.	Deferred revenue

Deferred revenue primarily consists of rent income that are accounted with the scope of IFRS 16 and it is classified as current at 31 December 2025 and 2024. The amount of deferred revenue is TL 1,133,040 and TL 664,358 as at 31 December 2025 and 2024, respectively.

31.	Contract liabilities

	31 December	31 December
	2025	2024
Long-term contract liabilities	2,524,641	2,817,919
Short-term contract liabilities	2,021,937	1,992,836
	4,546,578	4,810,755

Contract liabilities primarily consists of telecommunication service for infrastructure usage and top-up made by prepaid subscribers.

Revenue recognized in the current reporting period relating to carried forward contract liabilities is TL1,992,836 (2024: TL 2,480,408).

The following table shows unsatisfied performance obligation result as of 31 December 2025;

	31 December	31 December
	2025	2024
Telecommunications service	10,768,817	3,060,547
Other	1,007,191	1,903,173
	11,776,008	4,963,720

Management expects that 29% of the transaction price allocated to the unsatisfied contracts as of 31 December 2025 will be recognized as revenue during 2026. The remaining 71% will be recognized in next years.

32.	Provisions

Non-current provisions:

	Legal claims	Obligations for dismantling, removing and site restoration	Total
Balance at 1 January 2025	305,990	2,205,539	2,511,529
Provisions recognized	261,593	101,538	363,131
Payments	-	(69,346)	(69,346)
Unwinding of discount	-	289,827	289,827
Transfers to current provisions	(126,218)	-	(126,218)
Remeasurements	-	404,853	404,853
Effect of changes in exchange rates	-	122,187	122,187
Inflation adjustment	(84,957)	(588,930)	(673,887)
Balance at 31 December 2025	356,408	2,465,668	2,822,076

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2025

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2025 unless otherwise stated.)

32.	Provisions (continued)

	Legal claims	Obligations for dismantling, removing and site restoration	Total
Balance at 1 January 2024	209,008	2,397,858	2,606,866
Provisions recognized	292,190	25,041	317,231
Payments	-	(34,732)	(34,732)
Unwinding of discount	-	368,840	368,840
Transfers to current provisions	(108,794)	-	(108,794)
Remeasurements	-	231,131	231,131
Effect of changes in exchange rates	-	25,805	25,805
Inflation adjustment	(86,414)	(808,404)	(894,818)
Balance at 31 December 2024	305,990	2,205,539	2,511,529

Provision for legal claims is recognized for the probable cash outflows related to legal disputes. Refer to Note 37.

The Group is required to incur certain costs in respect of a liability to dismantle and remove assets and to restore sites on which the assets were located. The dismantling costs are calculated according to best estimate of future expected payments discounted at a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the liability.

Current provisions:

	Legal claims
	(**)	Bonus (*)	Total
Balance at 1 January 2025	422,526	5,664,436	6,086,962
Provisions recognized	116,443	6,606,426	6,722,869
Payments	(91,738)	(5,466,606)	(5,558,344)
Transfers from non-current provisions	126,218	-	126,218
Effect of changes in exchange rates	29	38,158	38,187
Inflation adjustment	(113,924)	(1,446,528)	(1,560,452)
Balance at 31 December 2025	459,554	5,395,886	5,855,440

	Legal claims
	(**)	Bonus (*)	Total
Balance at 1 January 2024	850,280	2,883,116	3,733,396
Provisions recognized	(38,692)	7,260,231	7,221,539
Payments	(259,381)	(3,094,880)	(3,354,261)
Transfers from non-current provisions	108,794	-	108,794
Effect of changes in exchange rates	-	5,710	5,710
Inflation adjustment	(238,475)	(1,389,741)	(1,628,216)
Balance at 31 December 2024	422,526	5,664,436	6,086,962

(*) Includes share-based payment (Note 29).

(**) Refer to Note 37.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2025

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2025 unless otherwise stated.)

33.	Trade and other payables

	31 December	31 December
Short-term trade and other payables	2025	2024
Payables to suppliers	28,490,319	26,648,363
Taxes payable	5,937,485	5,302,796
Accrued treasury share, universal service fund contribution and contributions to the ICTA’s expenses	3,923,077	3,768,259
Accrued selling and marketing expenses	548,504	515,830
Payables related with donation	113	4,117
Others (*)	4,096,745	2,599,548
	42,996,243	38,838,913

(*) A significant portion of the balane consist of expense accruals.

Payable to suppliers arises in the ordinary course of business.

Taxes payables include VAT payables, special communications taxes payable, frequency usage fees payable to the ICTA and personnel income taxes payable.

34.	Derivative financial instruments

The fair value of derivative financial instruments at 31 December 2025 and 2024 are attributable to the following:

	31 December 2025		31 December 2024
	Assets	Liabilities	Assets	Liabilities
Held for trading	1,728,869	(1,532,645)	2,571,151	(656,192)
Net interest accrual income/ expense	50,410	-	103,126	7,664
	1,779,279	(1,532,645)	2,674,277	(648,528)

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2025

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2025 unless otherwise stated.)

34.	Derivative financial instruments (continued)

Held for trading

The notional amount and the fair value of derivatives used held for trading contracts at 31 December 2025 and 2024 are as follows:

31 December 2025
Sell		Buy
	Notional		Notional	Fair
Currency	amount	Currency	amount	value	Maturity
Cross currency swap contracts
TRY	21,774	RMB	33,696	165,858	April 2026
EUR	84,980	USD	100,000	50,808	January 2032
Currency Forward Contracts
USD	706,000	TRY	31,166,880	585,444	April 2026
Currency Swap
USD	14,110	RMB	100,000	8,458	January 2026
Participating cross currency swap contracts
TRY	155,335	EUR	26,169	178,666	April 2026
TRY	218,682	USD	38,247	267,744	April 2026
Interest swap contracts
USD	563,032	USD	563,032	471,891	April 2026 - April 2033
Total derivative financial assets held for trading				1,728,869

31 December 2024
Sell		Buy
	Notional		Notional	Fair
Currency	amount	Currency	amount	value	Maturity
Cross currency swap contracts
TRY	30,920	USD	4,000	148,750	November 2025
TRY	43,386	CNY	67,141	358,574	April 2026
Currency Forward Contracts
USD	107,500	TRY	5,101,275	371,558	February 2025 - December 2025
EUR	10,000	TRY	534,373	45,151	November 2025
Currency Swap
EUR	22,343	CNY	170,006	42,143	February 2025
Participating cross currency swap contracts
TRY	756,826	EUR	136,499	874,329	October 2025 - April 2026
TRY	547,821	USD	91,894	634,001	November 2025 - April 2026
Interest swap contracts
USD	82,171	USD	82,171	96,645	April 2026 - April 2033
Total derivative financial assets held for trading				2,571,151

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2025

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2025 unless otherwise stated.)

34.	Derivative financial instruments (continued)

Held for trading (continued)

31 December 2025
Sell		Buy
	Notional		Notional	Fair
Currency	amount	Currency	amount	value	Maturity
Currency Forward Contracts
TRY	29,964,478	USD	681,000	(501,452)	January 2026 - April 2026
TRY	1,955,265	EUR	39,000	(17,949)	March 2026 - November 2026
Currency Swap
TRY	26,137,244	USD	570,000	(917,163)	January 2026 - March 2026
Participating cross currency swap contracts
TRY	21,002	USD	3,355	(31,548)	April 2026
Options contracts
TRY	1,059,000	USD	25,000	(47,271)	February 2026
EUR	15,000	EUR	15,000	(65)	January 2026
Cross currency swap contracts
EUR	86,022	USD	100,000	(17,197)	January 2032
Total derivative financial liabilities held for trading				(1,532,645)

31 December 2024
Sell		Buy
	Notional		Notional	Fair
Currency	amount	Currency	amount	value	Maturity
Currency Forward Contracts
TRY	11,900,200	USD	297,500	(451,776)	January 2025 - December 2025
Currency Swap
USD	16,750	CNY	120,943	(7,749)	February 2025
USD	10,822	EUR	10,103	(12,563)	January 2025
Participating cross currency swap contracts
TRY	92,134	EUR	20,040	(137,035)	April 2026
Options contracts
TRY	500,000	EUR	10,000	(46,193)	November 2025
Interest swap contracts
USD	26,740	USD	26,740	(876)	April 2026
Total derivative financial liabilities held for trading				(656,192)

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2025

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2025 unless otherwise stated.)

34.	Derivative financial instruments (continued)

Fair value of derivative instruments and risk management

Fair value

This section explains the judgments and estimates made in determining the fair values of the financial instruments that are recognized and measured at fair value in the financial statements. To provide an indication of the reliability of the inputs used in determining fair value, the Group has classified its financial instruments into the three levels prescribed under the accounting standards. An explanation of each level is as follows:

•  Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date;

•  Level 2 inputs are inputs, other than quoted prices included within Level 1, that are observable for the asset or liability, either directly or indirectly; and

• Level 3 inputs are unobservable inputs for the asset or liability.

	Fair Value hierarchy	Valuation Techniques
a) Participating cross currency swap contracts	Level 2	Pricing models based on discounted cash present value of the estimated future cash flows based on observable yield curves and end period FX rates

b) FX swap, currency, interest swap and option contracts	Level 2	Present value of the estimated future cash flows based on observable yield curves and end period FX rates

c) Currency forward contracts	Level 2	Forward exchange rates at the balance sheet date

In the valuation of participating cross currency swap contracts, the Group uses bid prices in the bid- ask price range that were considered the most appropriate instead of mid prices. Using bid prices instead of mid ranges, has no impact on carried values as of 31 December 2025. (31 December 2024: None)

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2025

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2025 unless otherwise stated.)

34.	Derivative financial instruments (continued)

Fair value of derivative instruments and risk management (continued)

Market risk

The Group uses various types of derivatives to manage market risks. All such transactions are carried out within the guidelines set by the treasury and risk management department. Generally, the Group seeks to apply hedge accounting to manage volatility in profit or loss.

Currency risk

The Company started to apply hedge accounting for existing participating cross currency swap and cross currency swap transactions in accordance with IFRS 9 hedge accounting requirement.

The Company’s bank loans are designated as hedging instruments against the spot foreign exchange rate risk (USD/TL) associated with highly probable electricity sales. In this context, the Group started to apply cash flow hedge accounting effective from 10 September 2021. The amount of loans associated within this scope amounted to USD 3,003 as of 31 December 2025. The after-tax foreign exchange gain and loss recognized under “cash flow hedges” in the statement of other comprehensive income of 2025.

The Company’s lease liabilities are designated as hedging instruments against the spot foreign exchange rate risk (EUR/TL) associated with highly probable EUR telecommunication revenues. In this context, the Group started to apply cash flow hedge accounting effective from 1 October 2021. The amount of lease liabilities associated within this scope amounted to EUR 6,226 as of 31 December 2025. The after- tax foreign exchange gain and loss recognized under “cash flow hedges” in the statement of other comprehensive income of 2025.

The Group has designated certain bank loans as hedging instruments against the EUR/TRY spot exchange rate risk to which it is exposed, due to highly probable forecasted Euro telecommunication revenues, and has applied cash flow hedge accounting as of 2024. Within this scope, the outstanding balance of the loans designated under the hedging relationship amounted to EUR 39,721 as of 31 December 2025.

The Company designated EUR 56,576 of bank loan, as hedging instruments in order to hedge the foreign currency risk arising from the translation of net assets of the subsidiaries operating in Europe from EUR to Turkish Lira. Foreign exchange gains/losses of the related loans are recognized under equity as “gains/(losses) on net investment hedges” in order to offset the foreign exchange gains/(losses) arising from the translation of the net assets of investments in foreign operations to Turkish Lira. The after-tax foreign exchange loss recognized under “hedges of net investments in foreign operation” in the statement of other comprehensive income of 2025 in the scope of net investment hedge amounted to TL 1,508,989 (2024: TL 1,602,168).

81

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2025

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2025 unless otherwise stated.)

34.	Derivative financial instruments (continued)

Fair value of derivative instruments and risk management (continued)

Interest rate risk

The Group adopts a policy of ensuring that its interest rate risk exposure is at a fixed rate. This is achieved partly by entering into fixed-rate instruments and partly by borrowing at a floating rate and using cross currency and interest rate swaps.

Cash flow sensitivity analysis for variable-rate instruments

A reasonable potential change of 100 basis points in interest rates at the reporting date would have increased (decreased) equity and profit or loss by the amounts shown below. This analysis assumes that all other variables remain constant.

	Profit or loss		Equity
	100 bps increase	100 bps decrease	100 bps increase	100 bps decrease
31 December 2025
Variable rate instruments (financial liability)	1,256,743	(1,256,743)	-	-
Cash flow sensitivity (net)	1,256,743	(1,256,743)	-	-
31 December 2024
Variable rate instruments (financial liability)	1,856,389	(1,856,389)	-	-
Cash flow sensitivity (net)	1,856,389	(1,856,389)	-	-

35.	Financial instruments Credit risk

Exposure to credit risk:

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at the reporting date is:

		31 December	31 December
	Notes	2025	2024
Trade receivables	19	23,802,461	21,978,498
Contract assets	21	6,579,303	7,022,965
Receivables from financial services	20	9,113,509	9,829,352
Cash and cash equivalents (*)	23	91,827,945	90,229,104
Derivative financial instruments	34	1,779,279	2,674,277
Other current & non-current assets (**)	17	1,427,859	2,060,434
Financial assets at amortized cost	24	2,148,886	1,395,180
Financial assets at fair value through profit or loss	24	11,106,367	12,481,132
Financial assets at fair value through other comprehensive income	24	38,677,288	18,447,443
Due from related parties		367,539	322,688
		186,830,436	166,441,073

(*) Cash in hand is excluded from cash and cash equivalents.

(**) Prepaid expenses, VAT receivable, receivable from the Ministry of Transport and Infrastructure of Türkiye and advances given are excluded from other current assets and other non-current assets.

82

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2025

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2025 unless otherwise stated.)

35.	Financial instruments (continued)

Credit risk (continued)

Credit quality:

The maximum exposure to credit risk for trade receivables, other assets and cash and cash equivalent, including those classified as due from related parties at the reporting date by type of customer is:

		Less Than	Less Than	Less Than	Less Than	Less Than	Less Than 3	Less Than 4	Less Than 5
		30 Days	60 Days	90 Days	120 Days	150 Days	years Past	years Past	years Past
Other assets at 31 December 2025 (*)	Not Due	Past Due	Past Due	Past Due	Past Due	Past Due	Due	Due	Due	Total
Gross Carrying Amount	166,451,570	2,058,238	475,666	281,111	236,567	241,750	1,859,298	362,517	121,345	172,088,062
Loss Allowance	153,674	49,333	16,630	16,022	16,980	32,306	371,952	243,499	50,042	950,438

(*) Other Assets includes trade receivables, derivative financial instruments, financial assets, other current and non-current assets, cash and cash equivalent and due from related parties,

As of 31 December 2025, the total amount of derivative financial instruments, financial assets, other assets and cash and cash equivalent included in gross carrying amount is TL 145,896,542. TL and out of this total balance TL 145,891,685 is included within “not due” column with a total loss allowance of TL 4,857. Total overdue balance associated with these assets amounts to TL 218,770. Remaining balances represents trade receivables.

		Less Than	Less Than	Less Than	Less Than	Less Than	Less Than 3	Less Than 4	Less Than 5
		30 Days	60 Days	90 Days	120 Days	150 Days	years Past	years Past	years Past
Contract assets at 31 December 2025	Not Due	Past Due	Past Due	Past Due	Past Due	Past Due	Due	Due	Due	Total
Gross Carrying Amount	6,587,202	-	-	-	-	-	-	-	-	6,587,202
Loss Allowance	7,899	-	-	-	-	-	-	-	-	7,899

		Less Than	Less Than	Less Than	Less Than	Less Than	Less Than 3	Less Than 4	Less Than 5
Other assets from financial services at		30 Days	60 Days	90 Days	120 Days	150 Days	years Past	years Past	years Past
31 December 2025 (**)	Not Due	Past Due	Past Due	Past Due	Past Due	Past Due	Due	Due	Due	Total
Gross Carrying Amount	6,939,097	1,330,537	479,110	189,207	180,633	52,437	148,719	1,797	7,609	9,329,146
Loss Allowance	15,410	10,189	2,270	7,608	35,856	33,368	101,530	1,797	7,609	215,637

(**) Other Assets includes receivables from financial services,

83

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2025

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2025 unless otherwise stated.)

35.	Financial instruments (continued)

Credit risk (continued)

Credit quality (continued):

		Less Than	Less Than	Less Than	Less Than	Less Than	Less Than 3	Less Than 4	Less Than 5
		30 Days	60 Days	90 Days	120 Days	150 Days	years Past	years Past	years Past
Other assets at 31 December 2024 (*)	Not Due	Past Due	Past Due	Past Due	Past Due	Past Due	Due	Due	Due	Total
Gross Carrying Amount	145,271,903	2,022,883	412,519	262,362	213,536	364,165	1,394,942	346,941	161,577	150,450,828
Loss Allowance	168,202	52,107	16,147	12,619	16,360	15,598	275,011	238,960	67,068	862,072

(*) Other Assets includes trade receivables, derivative financial instruments, financial assets, other current and non-current assets, cash and cash equivalent and due from related parties,

		Less Than	Less Than	Less Than	Less Than	Less Than	Less Than 3	Less Than 4	Less Than 5
Contract assets at		30 Days	60 Days	90 Days	120 Days	150 Days	years Past	years Past	years Past
31 December 2024	Not Due	Past Due	Past Due	Past Due	Past Due	Past Due	Due	Due	Due	Total
Gross Carrying Amount	7,030,116	-	-	-	-	-	-	-	-	7,030,116
Loss Allowance	7,151	-	-	-	-	-	-	-	-	7,151

		Less Than	Less Than	Less Than	Less Than	Less Than	Less Than 3	Less Than 4	Less Than 5
Other assets from financial services at		30 Days	60 Days	90 Days	120 Days	150 Days	years Past	years Past	years Past
31 December 2024 (**)	Not Due	Past Due	Past Due	Past Due	Past Due	Past Due	Due	Due	Due	Total
Gross Carrying Amount	7,605,496	1,506,357	401,836	196,833	96,292	39,166	183,834	2,018	8,899	10,040,731
Loss Allowance	15,568	4,227	1,330	2,622	39,389	22,299	114,832	2,025	9,087	211,379

(**) Other Assets includes receivables from financial services.

84

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2025

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2025 unless otherwise stated.)

35.	Financial instruments (continued) Impairment losses

Movements in the provision for trade receivables, contract assets, other assets and due from related parties are as follows:

	31 December 2025
	Contract Assets	Trade Receivable & Other Assets
Opening balance	7,151	862,072
Provision for impairment recognized during the year	2,688	1,844,413
Amounts collected	-	(732,526)
Receivables written off during the year as uncollectible	-	(862,229)
Receivables transferred with receivables transfer contract	-	(452)
Effect of changes in exchange rates	-	72,951
Inflation adjustment	(1,940)	(233,791)
Closing balance	7,899	950,438

	31 December 2024
	Contract Assets	Trade Receivable & Other Assets
Opening balance	6,405	1,143,758
Provision for impairment recognized during the year	3,088	1,628,459
Amounts collected	-	(568,365)
Receivables written off during the year as uncollectible	-	(1,001,046)
Effect of changes in exchange rates	-	20,440
Inflation adjustment	(2,342)	(361,174)
Closing balance	7,151	862,072

Movements in the provision for impairment of receivables from financial services are as follows:

	31 December 2025	31 December 2024
Opening balance	211,379	277,710
Provision for impairment recognized during the year	582,672	541,279
Amounts collected	(245,235)	(276,351)
Receivables transferred with receivables transfer contract	(277,682)	(243,281)
Inflation adjustment	(55,497)	(87,978)
Closing balance	215,637	211,379

85

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2025

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2025 unless otherwise stated.)

35.	Financial instruments (continued) Liquidity risk

The table below analyses the Group’s financial liabilities by considering relevant maturity groupings based on their contractual maturities for:

-	all non-derivative financial liabilities, and

-	gross settled derivative financial instruments for which contractual maturities are essential for an understanding of the timing of the cash flows,

	31 December 2025							31 December 2024
	Carrying Amount	Contractual cash flows	6 months or less	6 - 12 Months	1 - 2 years	2 - 5 years	More than 5 years	Carrying Amount	Contractual cash flows	6 months or less	6 - 12 Months	1 - 2 years	2 - 5 years	More than 5 years
Non-derivative financial liabilities
Secured bank loans	14,402,452	(18,179,335)	(915,531)	(952,683)	(1,783,315)	(5,664,552)	(8,863,254)	10,239,153	(12,467,739)	(826,118)	(807,252)	(1,583,594)	(4,311,524)	(4,939,251)
Unsecured bank loans	60,895,490	(67,902,804)	(18,071,669)	(6,986,229)	(13,642,418)	(27,358,540)	(1,843,948)	71,437,809	(78,630,045)	(28,042,329)	(12,005,548)	(14,464,492)	(23,274,201)	(843,475)
Debt securities issued	67,866,867	(87,445,715)	(4,729,878)	(2,232,097)	(4,464,194)	(52,129,172)	(23,890,374)	48,584,119	(55,051,625)	(6,079,603)	(22,893,877)	(1,320,989)	(24,757,156)	-
Lease liabilities	15,484,317	(27,331,495)	(3,109,393)	(1,677,762)	(4,057,628)	(6,980,393)	(11,506,319)	6,312,314	(11,090,043)	(1,733,135)	(1,444,411)	(2,715,727)	(3,810,095)	(1,386,675)
Trade and other payables (*)	28,914,825	(29,012,755)	(28,682,215)	-	-	-	(330,540)	26,869,334	(19,903,990)	(19,695,803)	-		-	(208,187)
Due to related parties	1,520,516	(1,520,516)	(1,426,111)	-	(94,405)	-	-	1,256,761	(810,483)	(797,619)	(12,532)	-	(332)	-
Consideration payable in relation to acquisition of Belarusian Telecom and Boyut Enerji (Note 27)	1,640,828	(4,286,231)	(113,175)	-	-	(139,623)	(4,033,433)	1,344,340	(4,610,460)	-	-	-	(227,568)	(4,382,892)
Derivative financial liabilities
Participating Cross Currency Swap and FX swap contracts	1,532,645	(4,403,795)	(4,413,037)	9,242	-	-	-	648,528	(480,762)	62,485	(97,198)	(126,785)	(319,264)	-
Buy	-	113,914,867	113,846,973	67,894	-	-	-	-	(5,952,982)	(3,818,507)	(243,058)	(239,106)	(1,652,311)	-
Sell	-	(118,318,662)	(118,260,010)	(58,652)	-	-	-	-	5,472,220	3,880,992	145,860	112,321	1,333,047	-
TOTAL	192,257,940	(240,082,646)	(61,461,009)	(11,839,529)	(24,041,960)	(92,272,280)	(50,467,868)	166,692,358	(183,045,147)	(57,112,122)	(37,260,818)	(20,211,587)	(56,700,140)	(11,760,480)

(*) Advances received, license fee accruals, taxes and withholding taxes payable are excluded from trade and other payables.

86

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2025

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2025 unless otherwise stated.)

35.	Financial instruments (continued) Foreign exchange risk

The Group’s exposure to foreign exchange risk at the end of the reporting period, based on notional amounts, was as follows:

	31 December 2025
Foreign currency denominated assets	USD	EUR	RMB
Other non-current assets	69	11	-
Financial asset at fair value through other comprehensive income	722,376	247,977	-
Due from related parties - current	71	-	-
Trade receivables and contract assets	48,807	14,286	-
Other current assets	12,025	2,067	-
Cash and cash equivalents	235,605	593,443	-
	1,018,953	857,784	-

Foreign currency denominated liabilities
Loans and borrowings - non-current	(351,691)	(513,400)	(1,309,560)
Debt securities issued - non-current	(1,425,663)	-	-
Lease obligations - non-current	(189,174)	(6,850)	-
Other non-current liabilities	(38,281)	-	-
Loans and borrowings - current	(104,210)	(284,293)	(191,528)
Debt securities issued - current	(101,520)	-	-
Lease obligations - current	(25,970)	(1,174)	-
Other current liabilities	(4,420)	(4,908)	-
Trade and other payables - current	(245,818)	(44,776)	(644,784)
Due to related parties	(1,301)	-	-
	(2,488,048)	(855,401)	(2,145,872)

Financial liabilities defined as hedging instruments	3,003	102,523
Exposure related to derivative instruments
Participating cross currency swap and FX swap contracts	787,218	(132,001)	-133,696
Currency forward contracts	(39,110)	-	-
Net exposure	(717,984)	(27,095)	(2,012,176)

87

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2025

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2025 unless otherwise stated.)

35.	Financial instruments (continued) Foreign exchange risk (continued)

	31 December 2024
	USD	EUR	RMB
Foreign currency denominated assets
Other non-current assets	69	11	-
Financial asset at fair value through other comprehensive income	442,921	43,369	-
Financial asset at fair value through profit or loss	-	-	-
Due from related parties - current	103	-	-
Trade receivables and contract assets	39,575	23,748	-
Other current assets	7,806	2,552	2
Cash and cash equivalents	1,045,260	429,728	213,952
	1,535,734	499,408	213,954
Foreign currency denominated liabilities
Loans and borrowings - non-current	(198,028)	(581,532)	(773,392)
Debt securities issued - non-current	(467,354)	-	-
Lease obligations - non-current	(1,287)	(8,264)	-
Other non-current liabilities	(37,041)	-	-
Loans and borrowings - current	(91,476)	(340,089)	(130,358)
Debt securities issued - current	(501,154)	-	-
Lease obligations - current	(60)	(1,272)	-
Other current liabilities	-	(9,247)	-
Trade and other payables - current	(194,302)	(72,107)	(257,317)
Due to related parties	(1,457)	-	-
	(1,492,159)	(1,012,511)	(1,161,067)
Financial liabilities defined as hedging instruments	6,582	115,662	-
Exposure related to derivative instruments
Participating cross currency swap and FX swap contracts	(23,572)	(12,240)	358,090
Currency forward contracts	250,000	-	-
Net exposure	276,585	(409,681)	(589,023)

88

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2025

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2025 unless otherwise stated.)

35.	Financial instruments (continued) Exposure to currency risk Sensitivity analysis

The basis for the sensitivity analysis to measure foreign exchange risk is an aggregate corporate-level currency exposure. The aggregate foreign exchange exposure is composed of all assets and liabilities denominated in foreign currencies; the analysis excludes net foreign currency investments.

A 10% strengthening/weakening of the USD, BYN, EUR against the following currencies as at 31 December 2025 and 31 December 2024 would have increased/(decreased) profit or loss before by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant.

31 December 2025
	Profit/(Loss)		Equity
	Appreciation of	Depreciation of	Appreciation of	Depreciation of
Sensitivity analysis	foreign currency	foreign currency	foreign currency	foreign currency
1- USD net asset/liability	(3,077,445)	3,077,445	-	-
2- Hedged portion of USD risk (-)	-	-	(12,870)	12,870
3- USD net effect (1+2)	(3,077,445)	3,077,445	(12,870)	12,870

4- EUR net asset/liability	(136,703)	136,703	-	-
5- Hedged portion of EUR risk (-)	-	-	(517,261)	517,261
6- EUR net effect (4+5)	(136,703)	136,703	(517,261)	517,261

7- Other foreign currency net asset/liability (RMB)	(1,226,965)	1,226,965	-	-
8- Hedged portion of other foreign currency risk (-) (RMB)	-	-	-	-
9- Other foreign currency net effect (7+8)	(1,226,965)	1,226,965	-	-
Total (3+6+9)	(4,441,113)	4,441,113	(530,131)	530,131

31 December 2024
	Profit/(Loss)		Equity
	Appreciation of	Depreciation of	Appreciation of	Depreciation of
Sensitivity analysis	foreign currency	foreign currency	foreign currency	foreign currency
1- USD net asset/liability	1,275,184	(1,275,184)	-	-
2- Hedged portion of USD risk (-)	-	-	(30,347)	30,347
3- USD net effect (1+2)	1,275,184	(1,275,184)	(30,347)	30,347

4- EUR net asset/liability	(1,970,305)	1,970,305	-	-
5- Hedged portion of EUR risk (-)	-	-	(284,165)	284,165
6- EUR net effect (4+5)	(1,970,305)	1,970,305	(284,165)	284,165

7- Other foreign currency net asset/liability (RMB)	(369,958)	369,958	-	-
8- Hedged portion of other foreign currency risk (-) (RMB)	-	-	-	-
9- Other foreign currency net effect (7+8)	(369,958)	369,958	-	-
Total (3+6+9)	(1,065,079)	1,065,079	(314,512)	314,512

89

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2025

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2025 unless otherwise stated.)

35.	Financial instruments (continued)

Interest rate risk

As at 31 December 2025 and 2024 the interest rate profile of the Group’s variable rate interest-bearing financial instruments are as follows:

		31 December 2025		31 December 2024
Variable rate instruments	Note	Effective Interest Rate	Carrying Amount	Effective Interest Rate	Carrying Amount
USD floating rate loans	28	5.9%	15,162,603	5.8%	7,722,781
EUR floating rate loans	28	5.3%	38,273,025	4.5%	43,295,242

Sensitivity analysis

Cash flow sensitivity analysis for variable rate instruments:

An increase/decrease of interest rates by 100 basis points would have (decreased)/increased equity and profit or loss by the amounts shown below. This analysis assumes that all other variables, in particular foreign exchange rates, remain constant. The analysis is performed on the same basis at 31 December 2025 and 2024:

	Profit or loss		Equity
31 December 2025	100 bps increase	100 bps decrease	100 bps increase	100 bps decrease
Variable rate instruments (financial liability)	1,256,743	(1,256,743)	-	-
Cash flow sensitivity (net)	1,256,743	(1,256,743)	-	-
31 December 2024
Variable rate instruments (financial liability)	1,856,389	(1,856,389)	-	-
Cash flow sensitivity (net)	1,856,389	(1,856,389)	-	-

90

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2025

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2025 unless otherwise stated.)

35.	Financial instruments (continued) Financial assets:

Carrying values of a significant portion of financial assets do not differ significantly from their fair values due to their short-term nature. Fair values of financial assets are presented in Note 24.

Financial liabilities:

As at 31 December 2025 and 31 December 2024; for the majority of the borrowings, the fair values are not materially different to their carrying amounts since the interest payable on those borrowings is either close to current market rates or the borrowings are of a short-term nature.

The carrying amounts and fair values of non-current borrowings and current portion of non-current borrowings are as follows:

	Carrying amount	Fair value
As at 31 December 2025:
Bank loans	13,531,565	13,687,071
Debt securities	65,458,584	68,565,634

	Carrying amount	Fair value
As at 31 December 2024:
Bank loans	11,636,551	11,626,438
Debt securities	44,652,694	44,389,870

The fair values of non-current borrowings are based on discounted cash flows using a current borrowing rate. They are classified as level 3 of fair value hierarchy due to the use of unobservable inputs.

91

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2025

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2025 unless otherwise stated.)

36.	Guarantees and purchase obligations

At 31 December 2025, outstanding purchase commitments with respect to property, plant and equipment, inventory, advertising and sponsorship amount to TL 15,399,311 (31 December 2024: TL 5,605,194).

The Group is contingently liable in respect of letters of guarantee obtained from banks and given to public institutions and private entities, and financial guarantees provided to subsidiaries amounting to TL 44,756,369 at 31 December 2025 (31 December 2024: TL 26,848,488).

BeST has an investment commitment that covers the years 2022-2032 with a total investment amount of not less than USD 100,000, in accordance with the agreement which is signed between the Republic of Belarus, BeST and the Company on 30 November 2022. As of 31 December 2025, the remaining investment commitment is amounting to USD 63,687 (TL equivalent of 2,729,776). (2024: USD 76,997).

37.	Commitments and Contingencies

The amounts related to the investigations and lawsuits shared below are disclosed at their nominal values as of 31 December 2025.

Disputes on Special Communication Tax

Restructuring Act Compensation Lawsuit regarding the SCT for the term 2011

The Large Taxpayers Office levied Special Communication Tax (SCT) and tax penalty on the Company for the term 2011, the Company filed application for restructuring the tax assessment, the application has rejected. The lawsuit filed against the rejection act, was finalized in favor of the Company.

As a result of this case, the Company, filed a lawsuit for the collection of TL 47,405 principal receivable and TL 36,000 damage accrued with a deferment interest. The Court decided to return TL 47,269 principal receivable together with the deferred interest to be calculated as of the collection date. Regional Administrative Court rejected the appeal requests. The Council of State rejected the appeal requests and the case was finalized.

Disputes regarding the Law on the Protection of Competition

The Competition Board evaluated Articles 4 and 6 of Law No. 4054 regarding the Company and imposed an administrative fine of 91,942 TL in June, 2011 on the ground that the Company violated Article 6. The Company filed a lawsuit for the cancellation of the Board decision regarding the parts against itself but the case was finalized against the Company in both the first-instance court and appeal stage. The Company made an individual application to the Constitutional Court, against the respective decision within due time.The Constitutional Court rejected the individual application request. .

Also, the Large Taxpayers Office issued a payment order regarding the aforementioned administrative fine. The Company filed a lawsuit for the cancellation of the payment order but that case also was finalized against the Company. TL 47,780 part of the administrative fine has been deducted from the receivables that the Company has earned as a result of another lawsuit. The remaining TL 44,162 part of the administrative fine was paid in April 2022.

92

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2025

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2025 unless otherwise stated.)

37.	Commitments and Contingencies (continued)

Disputes regarding the Law on the Protection of Competition (continued)

On the other hand three private companies filed a lawsuits against the Company in relation with this case claiming in total of TL 112,084 for its material damages by reserving its rights for surpluses allegedly. Among these cases, in the case filed for the compensation of total TL 110,484 material damages together with compensation amounting to three times of the damage and interest, a settlement was reached through mediation on 19 April 2024, and 130,000 TL was paid by the Company on 3 May 2024. Accordingly, in the lawsuit between the parties, the court decided that there was no need to decide on the merits of the lawsuit that was not subject to mediation and the decision became final. The corporate tax cost of 32,380 TL arising from this payment was additionally settled by the Company within the scope of the mediation agreement.

Among these cases, in the case filed for the compensation of total TL 500 material damages, the claimant increased the value of the claim to TRY 299,715 during the proceedings. At the hearing on 25 December 2025, the Court partially upheld and partially dismissed the case, ruling that the Company shall pay the plaintiff TL 8,629 along with the advance interest effective from 31 July 2012, and dismissing the claim for the excess amount.A settlement agreement was signed between the parties, and both parties mutually waived their right to appeal, and the case was finalized. Within this scope, 32,342 TL was paid to Mobiltel on 27 February 2026. The other case was finalized in favor of the Company.

On the other hand, a third party filed a lawsuit for the cancellation of the part of the Competition Board stating that the Company did not violated Article 4 and the Council of State cancelled this part of the decision. Thereafter Competition Board launched a new investigation and as a result of it the Competition Board decided to apply administrative fine amounting to TL 91,942 in 2019, on the ground that the Company violated Article 4.

Afterwards, The Competition Authority accepted some of the objections and reduced the administrative fine to TL 61,294 with its decision. The aforementioned fine that amount of TL 61,294 was paid discount, in the amount of TL 45,971.

A decision was made against the Company at the first instance and appeal stages in the lawsuit that filed for cancellation of the fine. As a result of the appeal, the Council of State overturned the decision in favor of the Company and the file has been referred to the Regional Administrative Court for re-ruling.

Disputes regarding the Law on the Protection of Competition – Investigation on gentleman's agreements for the labour market

The Competition Authority initiated an investigation to ascertain whether there was a breach of Article 4 of Law No. 4054 through the establishment of gentleman's agreements within the labor market. The Investigation Report was formally served to the Company on 7 May 2023. In response, the Company submitted its written defense concerning the findings and conclusions, and an oral defense hearing was conducted on 13 February 2024. Following the investigation, it was resolved on 27 February 2024 to impose an administrative fine of TL 57,301 on the Company. The reasoned decision was formally notified to the Company on 5 August 2025. The fine has been settled within one month from the date of notification with a 25% reduction. The Company made an application to the Competition Authority under Article 11 of the Administrative Litigation Procedure Law, requesting the annulment, withdrawal of the decision or adoption of a new administrative act. The Competition Authority rejected the application. The Company filed a lawsuit against the decision in due time. After the lawsuit was filed, the Competition Authority notified its reasoned judgement rejecting the Company's application. The Company also filed a lawsuit against this reasoned rejection decision. .The cases are pending.

93

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2025

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2025 unless otherwise stated.)

37.	Commitments and Contingencies (continued)

ICTA Investigations Regarding the R&D Obligations

ICTA conducts annual investigations to examine whether the company fulfills its obligations arising from the relevant legislation regarding the provision of a certain portion of its investments in the electronic communication network and communication services from suppliers with R&D centers in Turkey, a certain portion from products manufactured in Turkey by SME suppliers established to develop products or systems in Turkey, and a certain portion from products determined to be certified as domestic goods within the framework of the relevant legislation. As a result of the audits carried out for the 2013-2018 period, a total of TL 95,487 administrative fines were imposed on the company, and these fines were paid in the amount of TL 71,615 by taking advantage of the early payment discount, but the legal processes initiated for the cancellation of the fines are ongoing.

In addition, ICTA conducts routine investigations regarding 3G and 4.5G investment obligations. This review process is ongoing for the periods 2018-2021.

Refunds Investigation

ICTA examined whether the refund transactions to subscribers were in compliance with the Board Decisions regulating the refund procedures for postpaid and prepaid subscribers. As a result of the investigation, the Board imposed various administrative fines on the Company for the periods 2010-2018. The related administrative fines were paid in the previous years and the amount stated to be underpaid to the subscribers was paid on May 18, 2023 in the amount of TRY 98,333 together with late payment interest. The legal process initiated by the company, requesting the cancellation of the relevant transaction and the fine, have been finalized against the Company.

The ICTA imposed a total administrative fine of TL 277 on Turkcell as a result of the Investigation into the Refund of Remaining TL in Prepaid Lines (March 1, 2019-April 30, 2021 Period), with a Board Decision notified 10 November 2025. The administrative fine was paid on 10 December 2025, in the amount of 207 TL with an early payment discount. An application was submitted to the ICTA on 19 December 2025, for the reconsideration of Articles 4 and 5 of the decision and the ICTA tacitly rejected our application by not responding within 30 days. A lawsuit has been filed for the annulment of Article 4 of the decision.

The ICTA imposed a total administrative fine of TL 1,669 on Turkcell as a result of the Refund Investigation (Investigation of Board Decision No. 57) conducted against Turkcell, with a Board Decision notified 10 November 2025. The administrative fine was paid on 5 December 2025, in the amount of 1,251 TL with an early payment discount.

The ICTA imposed a total administrative fine of TL 520 on Superonline as a result of the Refund Investigation (Investigation of Board Decision No. 57) conducted against Turkcell, with a Board Decision notified 10 November 2025. The administrative fine was paid on 5 December 2025, in the amount of 390 TL with an early payment discount.

The ICTA imposed a total administrative fine of TL 1,312 TL Turkcell as a result of the Refund Investigation (Board Decision No. 122/Secretary Service Investigation) conducted against Turkcell, with a Board Decision notified 10 November 2025. The administrative fine was paid on 10 December 2025, in the amount of 983 TL with an early payment discount.

94

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2025

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2025 unless otherwise stated.)

37.	Commitments and Contingencies (continued)

Refunds Investigation (continued)

The ICTA imposed a total administrative fine of TL 939 on Turkcell as a result of the Investigation into the Refund of Remaining TL in Prepaid Lines (May 1, 2021-September 30, 2022 Period), with a Board Decision notified 10 November 2025. The administrative fine was paid on 5 December 2025, in the amount of 704 TL with an early payment discount. An application was submitted to the ICTA on 19 December 2025, for the reconsideration of Article 4 of the decision and the ICTA tacitly rejected our application by not responding within 30 days. A lawsuit has been filed to revoke the decision.

Investigation Regarding the Subscription Agreements (Anonymous Lines)

The ICTA initiated an investigation to examine whether the obligations regarding the establishment and implementation of subscription agreements and open lines were fulfilled and as a result of this investigation, the ICTA imposed an administrative fine of TL 99,132 on the Company. The administrative fine was paid on 31 January 2024 as TL 74,349 with early payment discount. The Company filed five separate lawsuits in total for the cancellation of the administrative fines and related transactions. The cases are pending. The examination process of a similar investigations about Number Porting (Turkcell) Subscription Agreements (Superonline) are also ongoing.

ICTA – Investigation on Identity Verification Regulation

The ICTA stated that Turkcell and Superonline failed to comply with the face-to-face verification procedures of the Identity Verification Regulation and recorded biometric data in their subscription processes. It was assessed that administrative fines could be imposed on Turkcell and Superonline for four separate violations.

On the other hand, the ICTA has also stated that may be take necessary measures for the scope of provision "...national security, public order or the proper execution of public service and the implementation of the provisions introduced by laws, to take over the facilities in return for compensation, when necessary, to cancel the authorisation granted in case of non-payment of the authorisation fee within the specified period or in case of gross negligence.". Our written defenses were submitted to the ICTA on 11 March 2024. The investigations are ongoing. Within the scope of the investigation, a verbal defense meeting was held on 3 December 2024.

ICTA – Inspection of Identity Verification Procedures in the Subscription Establishment Process The ICTA has launched an inspection into Turkcell following the determination that subscription agreements established in written form did not comply with the relevant legislation. Within the scope of the inspection, an administrative fine may be imposed, and the following two details have been requested in our written statements: For the period between 31 December 2022 and 31 December 2025 on a calendar month basis: (i) The number of lines activated without applying the provisions of the fifth and sixth paragraphs of Article 7 of the Identity Verification Regulation in contracts established in writing, except for those using secure electronic signatures. (ii) The number of lines activated by the operator in accordance with the process set out in subparagraphs (b) and (c) of the second paragraph of Article 8 of the Identity Verification Regulation, in cases where the identity certificate is not of the appropriate type. The requested explanation has been submitted to the ICTA on 24 October 2025. In addition, the data requested by the ICTA was submitted to the ICTA on 5 November 2025.

95

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2025

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2025 unless otherwise stated.)

37.	Commitments and Contingencies (continued)

ICTA - Violation of Board Decision (Board Decision No. 412 – NetGSM) Inspection

An investigation was initiated against our Company for not providing services (In violation of the relevant legislation and the Board Decision No. 2024/UK-ETD/412) to Netgsm's subscribers who want to receive services from our network through new subscription or number portability within the scope of the Virtual Mobile Network Service (VMMS) authorization. Within the scope of the investigation, our written explanations regarding the violation determination were prepared and submitted to the ICTA. On 14 January 2025, a verbal defense meeting was held. A lawsuit has been filed for the annulment of Board Decision No. 2024/UK-ETD/412. The Court rejected the case. The Company appealed the decision before the Regional Administrative Court. As a result of the investigation, an administrative fine totaling 50,073 TL was imposed by the Board Decision notified 19 December 2025. The administrative fine was paid on 19 January 2026, amounting to 37,555 TL with an early payment discount. Additionally, the application for the reconsideration and revocation of the administrative fine decision has been made on 5 February 2026. The ICTA's response is awaited.

ICTA - Investigation on Limited Usage Services and Invoice Upper Limit

The ICTA imposed an administrative fine totaling 16,546 TL on Turkcell with its Board Decision notified on 10 November 2025, as a result of investigation of whether the obligations introduced by the Procedures and Principles Regarding Limited Usage Services and the Bill Upper Limit Implementation were fulfilled. The administrative fine was paid on 10 December 2025, in the amount of 12,409 TL, including an early payment discount.

ICTA - Investigation of Committed Subscriptions

Following an investigation into whether Turkcell had fulfilled its obligations under the relevant legislation regarding committed subscriptions, the ICTA imposed an administrative fine totaling TL 34,326 in its Board Decision notified 10 November 2025, and decided that all amounts unjustly collected from subscribers should be refunded to them in accordance with the relevant legislation. The administrative fine was paid on 10 December 2025, with an early payment discount, amounting to 25,744 TL. An application was made to the ICTA on 15 December 2025, for the reconsideration of Articles 1 and 7 of the decision. The ICTA tacitly rejected our application by not responding within 30 days. The Company filed a lawsuit for the annulment of Articles 1 and 7 of the decision.

Following an investigation into whether Superonline had fulfilled its obligations under the relevant legislation regarding committed subscriptions, the ICTA imposed an administrative fine totaling TL 8,589 TL in its Board Decision notified 10 November 2025, and decided that all amounts unjustly collected from subscribers should be refunded to them in accordance with the relevant legislation. The administrative fine was paid on 10 December 2025, with an early payment discount, amounting to 6,441 TL. An application was made to the ICTA on 5 December 2025, to grant an extension for refunds currently in process under Article 25 of the decision and to revoke Article 27. The ICTA tacitly rejected our application by not responding within 30 days. The Company filed a lawsuit for the annulment of Article 27 of the decision

ICTA - ISP Service Quality Investigation

BTK carried out an investigation into Superonline to examine whether it had fulfilled its obligations under the Electronic Communications Sector Service Quality Regulation and the Service Quality Communiqué for Internet Service Providers. As a result of the investigation, ICTA imposed an administrative fine totaling 3,895 TL with its Board Decision notified 10 November 2025. The administrative fine was paid on 10 December 2025, in the amount of 2,922 TL with an early payment discount.

96

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2025

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2025 unless otherwise stated.)

37.	Commitments and Contingencies (continued)

ICTA – Facility Sharing Investigation

BTK carried out an investigation to examine the compliance of the work and procedures carried out in the processes from the submission of the facility sharing request to its completion with the relevant legislation. As a result of the investigation, ICTA imposed an administrative fine totaling 28,146 TL with its Board Decision notified 19 December 2025. The administrative fine was paid on 19 January 2026, in the amount of 21,110 TL with an early payment discount. Furthermore, the application for the reconsideration and revocation of the Board Decision has been made on 13 February 2026 The ICTA’s response is awaited.

ICTA -Universal Service Obligations Investigation

Following an investigation into whether Turkcell had fulfilled its universal service obligations, the ICTA imposed an administrative fine totaling 3,194 TL with its Board Decision notified 10 November 2025. The administrative fine was paid on 10 December 2025, in the amount of 2,395 TL with an early payment discount.

ICTA – Investigation on Service Interruption

Following an investigation into the service interruption that happened on 9 April 2025, in our Company's systems, a total administrative fine of 34,975 TL was imposed by the Board Decision notified 10 December 2025. The administrative fine was paid on 19 January 2026, in the amount of 26,231 TL, with an early payment discount.

ICTA- Proportional Fee Implementation Process

The ICTA initiated an investigation into Turkcell regarding the determination that proportional charges were not applied in tariff changes under the Principles of Application Regarding Proportional Charges in the Electronic Communications Sector. As a result of the investigation, the ICTA imposed an administrative fine totaling 11,127 TL with the Board Decision notified 10 November 2025. The administrative fine was paid on 10 December 2025, in the amount of 8,345 TL, including an early payment discount.

ICTA - Closing-Opening Fee Inspection

The ICTA initiated an investigation into Turkcell after determining that a total service fee of TL 253 excluding device fees and wireless usage/license fees, was charged to the bills of 10,517 subscribers whose service was suspended between May 1, 2018, and May 31, 2023, due to non-payment of debt. As a result of the investigation, the ICTA imposed a total administrative fine of 240 TL with its Board Decision dated 10 November 2025. The administrative fine was paid on 10 December 2025, with an early payment discount, amounting to 180 TL.

ICTA – Real Estate Transfer Inspection

Board Decisions No. 2007/DK-08/373 and 2008/DK-08/433 state that network operators cannot transfer the real estate on which their facilities and equipment are located to a third party. The ICTA initiated an investigation into our Company due to the transfer of our real estate to Turkcell Gayrimenkul A.Ş. As a result of the investigation, the ICTA imposed an administrative fine totaling TL 21,550 with its Board Decision dated 10 December 2025. The administrative fine was paid on 19 January 2026, in the amount of 16,162 TL with an early payment discount. In addition, the application for the reconsideration and revocation of the administrative fine decision has been made on 13 February 2026. The ICTA’s response is awaited.

97

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2025

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2025 unless otherwise stated.)

37.	Commitments and Contingencies (continued)

ICTA - Inspection Regarding the Processing of Personal Data and the Protection of Privacy

Due to Superonline's failure to inform some subscribers of their explicit consent within the third quarter of each year, in violation of Article 13 of the Regulation on the Processing of Personal Data and Protection of Privacy in the Electronic Communications Sector, the ICTA initiated an inspection into Superonline on February 24, 2026. As part of the investigation, it has been evaluated that our Company may be subject to an administrative fine of up to three percent (3%) of its net sales for 2023, and written explanations have been demanded. Our written explanations are being prepared.

Other Investigations Conducted by ICTA

The ICTA may carry out routine or specific investigations to determine whether the relevant legislation is being complied with, and a summary of the content of the investigations that have already been concluded is presented below.

a)	Investigation of compliance with the obligation regarding mobile service quality notifications,

b)	Investigation on whether the Company fulfills its obligations in relation to Value Added Electronic Communication Services,

c)	Investigation of compliance with the legislation regarding subscription termination processes,

d) Investigation Regarding the Non-Blocking of Calling Line Identification (CLI) in Violation of the Relevant Provisions of the Principles and Procedures for the Use of Calling Line Information as CLI

All administrative fines imposed as a result of routine or specific inspections conducted by ICTA have been paid with early payment discount, and legal proceedings initiated for some of them in line with the opinions of the legal counsel for their cancellation are ongoing. The total amount of the related administrative fines paid in the past period is TL 29,628.

Other ongoing lawsuits and tax investigations

Probability of an outflow of resources embodying economic benefits for 2018 and 2019 fiscal years with regards to notification of Information and Communication Technologies Authority for radio fee related to 2018 fiscal year was considered by the Company management. In this respect, TL 128,429 was paid in November 2019 by reserving our right to take legal actions and legal actions were taken for 2018 fiscal year. Upon the conclusion of three lawsuits against the Company, an individual application was made to the Constitutional Court and the process is ongoing. On the other hand, additional TL 13,465 for December 2018 was paid with reservation on 29 January 2021 with regards to notification of Information and Communication Technologies Authority for the same reason.

General Assessment of Ongoing Litigation and Investigation

Based on the management opinion, an outflow of resources embodying economic benefits is deemed as probable on some of the aforementioned lawsuits and investigations, and accordingly a provision amounting to TL 815,962 has been recognized in the consolidated financial statements as at and for the period ended 31 December 2025 (31 December 2024: TL 728,516). The provision allocated for ongoing investigations, inquiries, lawsuits, and audits represents the Company Management's best estimate; however, the results of these proceedings may differ from the Group's assessments.

98

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2025

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2025 unless otherwise stated.)

38.	Related parties

Receivables from related party	31 December 2025	31 December 2024
Enerji Piyasaları İşletme A.S. (“EPIAS”)	89,078	-
TT Mobil	68,126	81,744
Türk Hava Yolları AŞ (“THY”)	46,425	87,304
Güneş Express Havacılık A.Ş.("Sun Express")	41,834	53,014
Türksat Uydu Haberleşme Kablo TV ve İşletme AŞ	34,843	17,396
TVF IFM Gayrimenkul İnşaat Ve Yönetim A.Ş. ("TVF IFM")	31,637	-
Ziraat Bankası	25,376	24,597
T.C. Posta ve Telgraf Teşkilatı Genel Müdürlüğü ("PTT")	201	8,111
AJET Hava Taşımacılığı A.Ş.	-	13,941
Diğer	30,019	36,581
	367,539	322,688

	31 December 2025	31 December 2024
Due from receivables from financial services
T.C. Posta ve Telgraf Teşkilatı Genel Müdürlüğü ("PTT")	14,472	-
Turkiye Sigorta	189
	14,661	-

	31 December 2025	31 December 2024
Payables to related party
TOGG	367,801	2,058
Türkiye Sigorta A.Ş.	337,286	666,072
Türk Telekom	289,054	250,478
Enerji Piyasaları İşletme A.Ş. (“EPİAŞ”)	211,117	82,224
TT Mobil	198,116	175,078
Diğer	117,142	80,851
	1,520,516	1,256,761

99

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2025

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2025 unless otherwise stated.)

38.	Related parties (continued)

Transactions with key management personnel

Key management personnel comprise the Group's members of the Board of Directors and chief officers. There are no loans to key management personnel as of 31 December 2025 and 2024.

The Group provides additional benefits to key management personnel and contributions to retirement plans based on a pre-determined ratio of compensation.

	31 December 2025	31 December 2024
Short-term benefits	406,432	443,652
Share based payments	324,039	478,883
Long-term benefits	1,366	486
Termination benefits	535	869
	732,372	923,890

The following transactions occurred with related parties:

	31 December	31 December
Revenue from related parties	2025	2024
Türk Telekom Mobil Iletisim Hizmetleri A.S. (“TT Mobil”) (*)	1,486,858	1,460,836
Ziraat Bankası A.S. (“Ziraat Bankası”) (*)	1,301,157	260,696
Enerji Piyasaları İşletme A.S. (“EPIAS”) (*)	818,396	486,705
Türk Hava Yolları A.S. (“THY”) (*)	453,123	562,794
Gunes Express Havacilik A.S. (“Sun Express”) (*)	311,578	329,396
Turkiye Halk Bankası A.S. (“Halkbank”) (*)	221,955	56,962
Turk Telekomunikasyon A.S. (“TT”)(*)	196,232	177,380
TOGG (**)	176,333	102,065
Turksat Uydu Haberlesme Kablo TV ve Isletme A.S. (“Turksat”)(*)	171,925	222,061
Turkiye Hayat ve Emeklilik A.S.(*)	84,119	100,947
Türkiye Sigorta A.Ş. ("Türkiye Sigorta")(*)	73,336	106,076
TVF IFM Gayrimenkul Insaat ve Yonetim A.S. (*)	68,990	30,771
Turkiye Vakiflar Bankası TAO (“Vakifbank”)(*)	63,766	51,642
Ziraat Katılım Bankasi A.S. (“Ziraat Katilim”)(*)	25,086	14,393
BIST (*)	22,536	9,525
Other	142,193	100,299
	5,617,583	4,072,548

(*) Related parties, which TVF directly and / or indirectly has control or joint control or significant influence.

100

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2025

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2025 unless otherwise stated.)

38.	Related parties (continued)

	31 December	31 December
Related party expenses	2025	2024
Türk Telekomünikasyon A.S (*)	3,127,323	2,726,491
EPIAS (*)	3,166,701	990,142
TT Mobil (*)	1,646,773	1,413,051
Vakifbank (*)	1,080,415	724,963
Istanbul Takas ve Saklama Bankasi A.S. ("Takasbank") (*)	294,219	722,427
PTT (*)	193,356	173,269
T.C. Hazine ve Maliye Bakanlığı	330,249	276,475
Turksat (*)	122,627	87,282
Others	638,657	800,445
	10,600,320	7,914,545

(*) Related parties, which TVF directly and / or indirectly has control or joint control or significant influence.

TVF becomes the largest shareholder of Turk Telekom with 61.68% of the shares as of 31 March 2022. Therefore, companies of Turk Telekom have been reported as related party as of 31 March 2022. Transactions between the Group and Turk Telekom are related with telecommunication services.

Details of the financial assets and liabilities with related parties as of 31 December 2025 and 2024 are as follows:

	31 December	31 December
	2025	2024
Banks - Time deposits	56,651,371	33,568,984
Banks - Demand deposits	1,190,045	1,062,233
Receivables from reverse repo	-	16,196,571
Financial investment (*)	14,830,012	6,318,753
Bank borrowings	(283,585)	(12,634,338)
Debt securities issued	(1,181,611)	(1,211,543)
Lease liabilities (**)	(9,404,433)	(146,563)
Impairment loss provision associated with bank deposits and other financial assets	(2,336)	(4,871)
	61,799,463	43,149,226

(*) Financial investments consist of bonds and currency protected time deposit.

(**) As of 31 December 2025, the Group has recognized a right-of-use asset amounting to TRY 9,089,499 and a lease liability amounting to TRY 9,172,660 in its statement of financial position in accordance with the lease agreement signed with BOTAŞ.

As of 31 December 2025, the amounts of letters of guarantee given to the related parties is TL 2,964,625 (31 December 2024:TL 766,388).

101

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2025

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2025 unless otherwise stated.)

38.	Related parties (continued)

Details of the time deposits at related parties as of 31 December 2025 and 2024 are as follows:

	31 December	31 December
	2025	2024
Ziraat Bankasi	50,443,208	8,261,993
Ziraat Katılım	2,764,074	5,509,008
Vakifbank	3,286,482	11,463,011
Halkbank	157,607	8,334,972
	56,651,371	33,568,984

Details of the time deposits at related parties

Amount in Original Currency	Currency	Effective Interest Rate	Maturity	31 December 2025
1,858,268	USD	2.9%	February 2026	1,862,358
22,248,566	EUR	1.1%	January 2026	22,250,871
32,501,410	TL	39.7%	February 2026	32,538,142
				56,651,371

Amount in Original Currency	Currency	Effective Interest Rate	Maturity	31 December 2024
233,940	USD	2.1%	January 2025	10,787,614
196,070	EUR	2.3%	January 2025	9,438,095
9,828,355	TL	47.4%	January - May 2025	13,343,275
				33,568,984

Details of the bank borrowings at related parties

		Effective		31 December
Principle Amount	Currency	Interest Rate	Maturity	2025
40,000	TL	%38.5	January 2026	40,425
235,000	TL	TLREF+2%	August 2027	243,160
				283,585

Principle Amount	Currency	Effective Interest Rate	Maturity	31 December 2024
8,273,981	TL	%28.8 - %58.0	January 2025 - August 2027	12,634,338
				12,634,338

102

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2025

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2025 unless otherwise stated.)

38.	Related parties (continued)

Details of the debt securities issued at related parties

Principle Amount	Currency	Effective Interest Rate	Maturity	31 December 2025
1,150,000	TL	%37,0 - %38,3	February 2026- March 2026	1,181,611
				1,181,611

Principle Amount	Currency	Effective Interest Rate	Maturity	31 December 2024
900,000	TL	42.0% - 44.5%	March - May 2025	1,211,543
				1,211,543

Details of the lease liabilities at related parties

Currency	Effective Interest Rate	Maturity	31 December 2025
TL	%12,8 - %62,5	2026 - 2035	231,774
USD	%8,9 - %9,7	2040	9,172,659
			9,404,433

Currency	Effective Interest Rate	Maturity	31 December 2024
TL	12.5% - 62.0%	2024 - 2033	146.563
			146.563

Interest income from related parties:

	31 December 2025	31 December 2024	31 December 2023
Vakifbank	1,559,397	4,847,490	4,032,524
Ziraat Bankasi	1,392,048	1,432,733	635,863
Halkbank	488,985	1,158,210	927,215
Ziraat Katılım	100,553	177,054	267,620
Other	143	42,964	548
	3,541,126	7,658,451	5,863,770

103

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2025

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2025 unless otherwise stated.)

38.	Related parties (continued)

Interest expense to related parties:

	31 December 2025	31 December 2024	31 December 2023
Vakifbank	1,444,657	2,413,280	1,217,634
Halk Varlık Kiralama A.S. ("Halk Varlık Kiralama")	395,364	429,201	304,172
Ziraat Bankasi	38,382	121,425	503,413
Halkbank	2,621	23,019	27,194
Other	304	6,452	16,939
	1,881,328	2,993,377	2,069,352

The revenues obtained from the related parties of the Group generally consist of telecommunications services, call center services, and other services. The transactions between the Group and EPİAŞ involve the provision of energy services; the transactions with BOTAŞ involve the provision of infrastructure services; the transactions with Halk Bank, Ziraat Bank, Ziraat Investment, and Vakıfbank involve banking services; the transactions with Türksat involve telecommunications services; and the transactions with BIST arise from stock exchange activities. The receivables from related parties are unsecured.

As of 31 December 2025, the Group has recognized a right-of-use asset amounting to TRY 9,089,499 and a lease liability amounting to TRY 9,172,660 in its statement of financial position in accordance with the lease agreement signed with BOTAŞ. In relation to this agreement, an interest expense of TRY 576,026 is included in the consolidated statement of profit or loss for the year ended 31 December 2025.

104

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2025

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2025 unless otherwise stated.)

39.	Subsidiaries

The Group’s ultimate parent company is TVF, while subsidiaries and associates of the Company as at 31 December 2025 and 31 December 2024 are as follows:

			Effective Ownership Interest
Subsidiaries	Country of		31 December	31 December
Name	Incorporation	Business	2025(%)	2024(%)
Turktell	Türkiye	Information technology, value added GSM services and entertainment investments	100	100
Turkcell Superonline	Türkiye	Telecommunications, television services and content services	100	100
Turkcell Dijital	Türkiye	Digitalization services and products	100	100
Turkcell Satış	Türkiye	Sales, delivery and digital sales services	100	100
Turkcell Teknoloji	Türkiye	Research and development	100	100
Turkcell Gayrimenkul	Türkiye	Property investments	100	100
Turkcell Enerji	Türkiye	Electricity energy trade and wholesale and retail electricity sales	100	100
Boyut Enerji	Türkiye	Electricity energy trade and wholesale and retail electricity sales	100	100
Turkcell Finansman	Türkiye	Consumer financing services	100	100
Turkcell Sigorta	Türkiye	Insurance agency activities	100	100
Turkcell Dijital Sigorta	Türkiye	Dijital agency activities	100	100
Turkcell Ödeme	Türkiye	Payment services and e-money license	100	100
Lifecell Dijital Servisler	Türkiye	Development and providing of digital services and products	100	100
Lifecell Bulut (***)	Türkiye	Cloud solutions services	-	100
Lifecell TV	Türkiye	Online radio, television and on-demand streaming services	100	100
Lifecell Müzik	Türkiye	Radio, television and on-demand streaming services	100	100
Global Tower	Türkiye	Telecommunications infrastructure business	100	100
Atmosware Teknoloji	Türkiye	Develop software products and services, training software developers	100	100
Beltower	Republic of Belarus	Telecommunications infrastructure business	100	100
Eastasian	Netherlands	Telecommunications investments	100	100
Kıbrıs Telekom	Turkish Republic of Northern Cyprus	Telecommunications	100	100
Lifecell Digital	Turkish Republic of Northern Cyprus	Telecommunications	100	100
Turkcell Dijital Teknolojileri	Turkish Republic of Northern Cyprus	Electronic payment services	100	100
Turkcell Global Bilgi	Türkiye	Customer relations and human resources management	100	100
Rehberlik (*)	Türkiye	Directory assistance	-	100
Lifecell Ventures	Netherlands	Telecommunications investments	100	100
Paycell LLC (**)	Ukraine	Consumer financing services	100	100
Paycell Europe	Germany	Payment services and e-money	100	100
Yaani	Netherlands	Internet search engine and browser services	100	100
BiP B.V.	Netherlands	Providing digital services and products	100	100
BiP A.S.	Türkiye	Providing digital services and products	100	100
BeST	Republic of Belarus	Telecommunications	100	100
Turkcell GSYF	Türkiye	Venture capital investment fund	100	100
Sofra	Türkiye	Meal coupons and cards	100	100
Artel (****)	Türkiye	Data processing	-	100
Ultia	Türkiye	Information technology	100	100
TDC	Türkiye	Data center and cloud services	100	100
Lifetech	Republic of Belarus	Information technology, programming and technical support	100	100
Turkcell Dijital Eğitim	Türkiye	Digital education	100	100

(*) The liquidation process of Rehberlik Hizmetleri Servisi A.Ş. was completed as of 11 March 2025.

(**) As of 27 January 2025, it was decided to liquidate Paycell LLC, established in Ukraine.

(***) As of 7 May 2025, The Company was merged with Lifecell Dijital Servisler.

(****) As of 16 September 2025, The Company was merged with Turkcell.

105

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2025

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2025 unless otherwise stated.)

40.	Investments accounted for using the equity method

The details of carrying values of investments accounted for using the equity method are as follows:

	31 December	31 December
Associates	2025	2024
TOGG	3,567,677	6,929,473

The movement of investments accounted for using the equity method is as follows:

	31 December 2025	31 December 2024
Opening balance	6,929,473	11,092,447
Shares of profit / (loss)	(3,499,147)	(4,139,657)
Remeasurements of defined termination benefit	(47,686)	-
Exchange differences on translation of foreign operations	185,037	-
Transfer from equity pickup to subsidiary	-	(23,406)
Contribution to capital increase	-	89
Closing balance	3,567,677	6,929,473

41.	Cash flow information

Net financial liabilities reconciliation:

	Debt securities issued	Loans and Borrowings	Lease liabilities	Total	Derivative Instruments, net	Total
Balance at 1 January 2025	(48,584,119)	(81,676,962)	(6,312,314)	(136,573,395)	2,025,749	(134,547,646)
Cash inflows	(51,166,565)	(90,940,793)	-	(142,107,358)	(9,747,641)	(151,854,999)
Cash outflows	39,644,427	101,680,015	9,036,861	150,361,303	9,136,039	159,497,342
Other non-cash movements	(22,421,049)	(24,976,749)	(20,804,246)	(68,202,044)	(902,500)	(69,104,544)
Inflation adjustment	14,660,439	20,616,547	2,595,382	37,872,368	(265,013)	37,607,355
Balance at 31 December 2025	(67,866,867)	(75,297,942)	(15,484,317)	(158,649,126)	246,634	(158,402,492)

	Debt securities issued	Loans	Lease liabilities	Total	Derivative Instruments, net	Total
Balance at 1 January 2024	(60,224,298)	(94,090,986)	(4,587,673)	(158,902,957)	3,194,522	(155,708,435)
Cash inflows	(19,464,996)	(64,290,665)	-	(83,755,661)	7,091,034	(76,664,627)
Cash outflows	25,859,125	65,650,854	6,576,587	98,086,566	(7,580,966)	90,505,600
Transfer to asset held for sale	(14,210,421)	(20,107,978)	(10,121,595)	(44,439,994)	404,611	(44,035,383)
Inflation adjustment	19,456,471	31,161,813	1,820,367	52,438,651	(1,083,452)	51,355,199
Balance at 31 December 2024	(48,584,119)	(81,676,962)	(6,312,314)	(136,573,395)	2,025,749	(134,547,646)

42.	Subsequent events

The Company committed to pay USD 1,224,000 (excluding VAT) for a total of 160 MHz of spectrum as a result of the frequency auction held by the ICTA on 16 October 2025. The auction price (excluding VAT) will be paid in three equal installments on 2 January 2026; 25 December 2026; and 2 May 2027. The first installment of the auction price and the VAT amount were paid on 2 January 2026, in the amount of TRY 28,062,109, corresponding to USD 652,800. On the same date, Authorization Certificate was approved and delivered to the Company. Under this authorization, the Company will commence providing services as of 1 April 2026.

106

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell İletişim Hizmetleri A.Ş. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

Date: March 6, 2026	By:	/s/ Özlem Yardım
		Name:	Özlem Yardım
		Title:	Investor Relations Corporate Finance Director

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

Date: March 6, 2026	By:	/s/ Kamil Kalyon
		Name:	Kamil Kalyon
		Title:	Chief Financial Officer

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

Date: March 6, 2026	By:	/s/ Nuri Burak Konuk
		Name:	Nuri Burak Konuk
		Title:	Group Financial Reporting Director